SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 March 2005

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra announces a $A500 million domestic bond success

Telstra network goes live with Voice over IP trial

Telstra’s $A500 million long term bond issue

Notice of Initial Substantial Holder

2005 International Investor Roadshow presentation

Telstra upgrades ADSL network with $210 million investment

Trans-Tasman Business Awards speech

Telstra announces successful Swiss Franc 300 million bond issue

AMENDED Appendix 3y - Change in Directors’ interest Notice

FOXTEL Chairman

03 March 2005	84/2005

Telstra announces $A500 million domestic bond success

Telstra today announced the successful issue of a benchmark $A500 million 6.25 per cent coupon bond with a maturity of November 2013.

Telstra’s Chief Financial Officer, Mr John Stanhope, said he was delighted with the result, which confirmed the growing depth and efficiency of the Australian dollar corporate bond market.

“This issue, with an 8.5 year maturity, helps fill a gap in our maturity profile and showed the capacity of the AUD market to absorb new issues at competitive prices,” Mr Stanhope said.

“The outcome is impressive because it is our second $500 million long-term borrowing in the $A market in the last four months and was completed without significant impact on our secondary market pricing.”

The bond was fully subscribed and was widely distributed to about 40 institutional investors in Australia, Europe and Asia with the major proportion for this issue being placed offshore.

With the conclusion of this transaction Telstra has now completed the major part of its approximate $A2.5 billion long-term funding requirement for this financial year.

The issue was priced at 0.37 per cent over the estimated interest rate swap rate providing investors with an attractive yield of 6.43 per cent per annum.

The bond issue was jointly led by National Australia Bank and Westpac Institutional Bank with RBC Capital Markets and TD Securities as senior managers.

The proceeds of the issue will be used for general corporate funding purposes and to refinance maturing long-term debt.

Telstra is rated A+ (S&P), A1 (Moody’s) and A+ (Fitch) and all ratings have a stable outlook.

Telstra Media Contact
Kerrina Lawrence
Telstra Media Relations
03 9634 5611
0419 352 313

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

2/2

3 March 2005	082/2005

Telstra network goes live with Voice over IP trial

Telstra today announced that it had successfully commissioned and is testing its next generation Voice over IP platform.

Up to 200 trialists in Melbourne are using the Telstra Softswitch Platform, which enables Voice over IP based multiple telephone line capability and call control features on their existing broadband service.

Telstra CEO, Dr Ziggy Switkowski, said today: “This trial is the next step in the program announced in September 2004 to upgrade our telecommunications infrastructure to offer Voice over Broadband services, which will be available after this technical trial and following the commissioning of the requisite hardware and software investment.

“In time, Voice over Broadband will offer value added services to hundreds of thousands of broadband households connected to Telstra’s networks.

“Building on our successful experience in the corporate market which has had Telstra IP telephony products since August 2003, we expect to offer IP telephony to residential customers in the 2005/06 financial year.”

Group Managing Director, Telstra Technology, Innovation and Product, Mr Ted Pretty, said: “This initiative is significant for three reasons. First, this marks a transition from providing voice over a dedicated circuit, where each call has part of the network totally dedicated to it, to the IP packet world enabled by Softswitch technology, where voice and information from other sources travel on the same core packet data network.

“In the packet world, voice shares the network with emails, video transmission and file transfers, which allows for a more efficient use of network resources.

“Secondly, Telstra’s investment in the Softswitch technology will assist us to introduce new VoIP enabled services like click-to-call, email notification of voice mail, a self-service web interface for management of calls and functions, and eventually, multimedia services such as video conferencing. These will become progressively available to customers of our broadband services. Initially, voice over broadband using IP is expected to be attractive as a second or additional fixed line service.

“The Softswitches, which provide call features and control the calls, and related infrastructure will be progressively deployed in the Telstra network, providing savings over using conventional local switching hardware.

“Thirdly, the evolution to an IP ecosystem will result in a more cost effective and flexible operating environment for Telstra, which will help deliver next generation services and applications.”

During its forthcoming trials, Telstra will continue to test the quality of calls and ease of configuring various services of interest to our customers. Lucent Technologies is the lead provider of the VOIP technology.

Telstra Media Contact:
Pat O’Beirne
Tel: 03 9634 2864
0407 041836

Telstra Corporation Limited

ABN 33 051 775 556

7 March 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra’s $A500 million long term bond issue

In accordance with the listing rules, I attach the following documentation in relation to Telstra’s $A500 million long term bond issue:

(1) signed Appendix 3B;

(2) signed Pricing Supplement dated 4 March 2005; and

(3) Information Memorandum dated 23 September 2004.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited

ACN 051 775 556
ABN 33 051 775 556

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Telstra Corporation Limited

ABN

33 051 775 556

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Medium Term Notes

2	Number of + securities issued or to be issued (if known) or maximum number which may be issued	A$500,000,000 in denominations of A$5,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	6.25% Notes due 2013 Also see Pricing Supplement

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Yes
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	See Pricing Supplement

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Tuesday 8 March 2005

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	A$500,000,000	Australian Medium Term Notes

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 4

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a the distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:		N/A
	•	the date from which they do
	•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 6

Appendix 3B
New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B
New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

	/s/ C. B. Dairs	Date: 4 March 2005.
Sign here:
(Duly authorised officer)

Print name:	/s/ Cliff Davis

= = = = = =

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 8

PRICING SUPPLEMENT

Pricing Supplement dated 4 March 2005

Telstra Corporation Limited

(ABN 33 051 775 556)

Issue of A$500,000,000 6.25% Fixed Rate Notes due 15 November 2013

under the euro 8,000,000,000
Debt Issuance Program

This document constitutes the Pricing Supplement relating to the issue of Notes described in it. Terms used in this Pricing Supplement are deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 September 2004. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1	Issuer:	Telstra Corporation Limited

2	(i) Series Number:	20

	(ii) Tranche Number: (if fungible with	1
an existing Series, details of
that Series, including the date
on which the Notes become
fungible)

3	Specified Currency or Currencies:	Australian Dollars

4	Aggregate Nominal Amount:	A$500,000,000

5	(i) Issue Price:	100.755 per cent of the Aggregate Nominal Amount
(including accrued interest of 1.951 per cent)

	(ii) Net proceeds:	A$502,125,000

6	Specified Denomination:	A$5,000

7	(i) Issue Date:	8 March 2005

	(ii) Interest Commencement Date	15 November 2004
(if different from the Issue Date):

8	Maturity Date:	15 November 2013

9	Interest Basis:	Fixed Rate

(further particulars specified below)

10	Redemption/Payment Basis:	Redemption at par

11	Change of Interest or Redemption/Payment	Not Applicable

Basis:

12	Put/Call Options:	Not Applicable

13	Status of Notes:	Senior

14	Listing:	Australia

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Applicable

	(i) Fixed Rate of Interest:	6.25 per cent, per annum payable semi-annually in
arrear

	(ii) Interest Payment Date(s):	15 May and 15 November in each year commencing
on 15 May 2005 up to (and including) the Maturity Date.

	(iii) Fixed Coupon Amount:	A$156.25 per Note of A$5,000 Specified
Denomination

	(iv) Broken Amount(s):	Not Applicable

	(v) Business Day Convention:	Modified Following Business Day Convention

	(vi) Day Count Fraction:	RBA Bond Basis

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	Floating Rate Note Provisions	Not Applicable

18	Zero Coupon Note Provisions	Not Applicable

19	Index Linked Interest Note Provisions	Not Applicable

20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Issuer Call Option	Not Applicable

22	Investor Put Option	Not Applicable

23	Final Redemption Amount	Nominal Amount

24	Early Redemption Amount	No change to standard terms and conditions

Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes	Australian Domestic Notes (in registered form)

26	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Melbourne and Sydney

27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Taions mature):	No

28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

29	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable

30	Notices:	Not Applicable

31	Consolidation provisions:	Not Applicable

32	Governing law:	Australian Capital Territory law

33	Other terms or special conditions:	Not Applicable

34	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

DISTRIBUTION

35	(i) If syndicated, names of Dealers:	National Australia Bank Limited, Westpac Banking
Corporation, Royal Bank of Canada, The
Toronto-Dominion Bank

	(ii) Stabilising Agent (if any):	Not Applicable

36	If non-syndicated, name of Dealer:	Not Applicable

37	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

38	ISIN Code:	AU0000TLSHA5

39	ASX Code:	TLSHA

40	Common Code:	021448770

41	Austraclear identification number:	Not Applicable

42	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg, Austraclear or Austraclear New Zealand and the relevant identification number(s):	Not Applicable

43	Delivery:	Delivery against payment

44	Additional Payment Agent(s) (if any):	Not Applicable

45	In the case of Australian Domestic Notes:	Austraclear Services Limited
	Australian Registrar:	of Sydney Futures Exchange, Level 2, 30 Grosvenor Street, Sydney, NSW, 2000

The Notes will be eligible for lodgement into the Austraclear System. Distributions of principal and interest with respect to Notes held through the Austraclear System will be credited to the cash accounts of members of the Austraclear System in accordance with the regulations and the operating manual applicable to the Austraclear System.

Interests in the Notes may be held through Euroclear and Clearstream, Luxembourg indirectly through institutions which are participants in Euroclear and Clearstream, Luxembourg. In such circumstances, Westpac Custodian Nominees Limited (as nominee of Euroclear) or ANZ Nominees Limited (as nominee of Clearstream, Luxembourg) would hold the interests in the Notes in the Austraclear System. Austraclear Limited will be inscribed as the Holder of such Notes and will therefore be treated by the Issuer and the Australian Registrar as the absolute owner of such Notes.

The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their participants and the investors.

46	Public Offer Test Compliant:	The Notes are issued in a manner which the Issuer intends to comply with the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: /s/ C. B. Davis

C. B. Davis

Duly authorised officer

4/Mar/05

Information Memorandum

Telstra Corporation Limited

(ABN 33 051 775 556)
(incorporated with limited Liability in the Commonwealth of Australia)

euro 8,000,000,000
Debt Issuance Program

Telstra Corporation Limited (“Issuer”) may offer from time to time medium term notes and other debt instruments (together “Notes”) under the Debt Issuance Program (“Program”) described in this information memorandum . Subject to applicable laws, regulations and directives, the Issuer may issue Notes under the Program in any country including Australia (but not the United States). The maximum aggregate principal amount of Notes outstanding will not at any time exceed euro 8,000,000,000 (or the equivalent in other currencies at the date of issue). This limit may be increased from time to time.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (“UK Listing Authority”) for Notes issued under the Program during the period of 12 months from the date of this Information Memorandum to be admitted to the official list maintained by the UK Listing Authority (“Official List”) and to the London Stock Exchange pic (“London Stock Exchange”) and for such Notes to be admitted to trading on the London Stock Exchange’s market for listed securities. Admission to the Official List together with admission to the London Stock Exchange’s market for listed securities constitutes official listing on the London Stock Exchange. Application may also be made for Notes issued under the Program to be listed on any other stock exchange (including the Australian Stock Exchange Limited) on which Notes may be listed from time to time as specified in the relevant Pricing Supplement. However, unlisted Notes may also be issued under the Program. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be listed on a stock exchange.

Arranger

JPMorgan

23 September 2004

Important Notice

Listing particulars

This Information Memorandum comprises listing particulars given in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 of the United Kingdom (“FSMA”) by the UK Listing Authority, for the purpose of giving information with regard to the Issuer, the Issuer and its subsidiaries (taken as a whole) and the Notes for a period of 12 months from the date hereof. Copies of the listing particulars have been delivered for registration to the Registrar of Companies in England and Wales in accordance with Section 83 of the FSMA.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules made under section 74 of the FSMA (“Listing Rules”). The Issuer believes that none of the information incorporated by reference conflicts in any material respect with the information included in the listing particulars.

Responsibility

This Information Memorandum has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for all information contained in this Information Memorandum (as defined below). To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information. References in this Information Memorandum to the “Information Memorandum” are to this document and any supplements or replacement of it, any other documents incorporated in it by reference and in relation to any Series of Notes, together with the relevant Pricing Supplement for such Series. The Information Memorandum should be read and construed with any amendment or supplement to it, any other documents incorporated in it by reference and in relation to any Series of Notes together with the Pricing Supplement(s) for such Series. Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

The only role of the Arranger, the Fiscal Agent, the Australian Registrar and the New Zealand Registrar (each as defined in the “Summary of the Program”)in the preparation of this Information Memorandum has been to confirm to the Issuer that the information as to their identity described below and their respective descriptions under the heading “Summary of the Program” are accurate as at the date of this Information Memorandum. J.P. Morgan Securities Ltd. has given and not withdrawn its consent to be named in this Information Memorandum as the Arranger. The Fiscal Agent, the Australian Registrar and New Zealand Registrar have given and not withdrawn their consent to be named in this Information Memorandum as the Fiscal Agent, the Australian Registrar and New Zealand Registrar respectively. Apart from the foregoing, the Arranger and (when appointed) the Dealers (as defined in the “Summary of the Program”) make no representation or warranty, express or implied as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors, omissions in, any information, statement, opinion or forecast contained in this Information Memorandum or in any supplements to it and documents incorporated by reference in the Information Memorandum. The Arranger has not caused or authorised the issue of this Information Memorandum.

The Issuer having made all reasonable enquiries, confirms that the Information Memorandum contains all information with respect to the Issuer and its subsidiaries (taken as a whole) and the Notes that are material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Information Memorandum with regard to the Issuer are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to the Issuer or its subsidiaries or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Information Memorandum misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and verify the accuracy of all such information and statements.

No independent verification

The Arranger has not independently verified the information contained in this Information Memorandum. Neither this Information Memorandum nor any other financial statement is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger and (when appointed) the Dealers that any recipient of this Information Memorandum or any other financial statements should purchase any Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in the Information Memorandum and its purchase of Notes should be based upon such investigation as it considers necessary. The Arranger and (when appointed) the Dealers undertake to review the financial condition or affairs of the Issuer during the life of the Program or to advise any investor or potential investor in the Notes of any information coming to the attention of the Arranger and (when appointed) the Dealers relating to the Issuer.

Currency of information

Neither the delivery of this Information Memorandum nor any sale of Notes made in connection with this Information Memorandum at any time implies or should be relied upon as a representation or warranty that the information contained in this Information Memorandum concerning the Issuer or its subsidiaries is correct at any time subsequent to the date of the Information Memorandum or that any other information supplied in connection with the Program is correct as of any time subsequent to the date indicated. Investors should review, amongst other things, the documents deemed to be incorporated in this document by reference when deciding whether or not to purchase any Notes.

Without limiting this general statement, the Issuer has given an undertaking to the Arranger and (when appointed) the Dealers that if at any time during the duration of the Program there is a significant change affecting any matter contained in the Information Memorandum the inclusion of which would reasonably be required by investors and their professional advisers and would reasonably be expected by them to be found in the Information Memorandum, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer or its subsidiaries and the rights attaching to the Notes, the Issuer will prepare an amendment or supplement to the Information Memorandum for use in any subsequent offering of Notes.

No authorisation

No person has been authorised to give any information or make any representations not contained in this Information Memorandum in connection with the Issuer, or its subsidiaries the Program or the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or its subsidiaries or the Arranger and (when appointed) the Dealers.

Distribution

The distribution of this Information Memorandum and any Pricing Supplement (as defined in “Summary of the Program”) and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, its subsidiaries, the Arranger and (when appointed) the Dealers do not represent that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, its subsidiaries, the Arranger and (when appointed) the Dealers (save as provided in the next sentence) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum (other than the financial statements incorporated by reference in it) nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum (including any documents incorporated by reference in it) or any Notes come must inform themselves about, and observe, any such restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Information Memorandum see “Sale and Subscription” below.

No registration

The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended) (“Securities Act”) and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).

No offer

This Information Memorandum does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, its subsidiaries, the Arranger and (when appointed) the Dealers to any person to subscribe for, purchase or otherwise deal in any Notes nor is it intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.

Supplementary Information Memorandum

The Issuer may agree with the Arranger and (when appointed) the Dealers that the Notes may be issued in a form not contemplated by this Information Memorandum, in which event a supplementary Information Memorandum, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Stabilisation

In connection with any Tranche (as defined in “Summary of the Program”), any relevant Dealers may be designated as stabilising agent (“Stabilising Agent”). The identity of the Stabilising Agent will be disclosed in the relevant Pricing Supplement. The Stabilising Agent or any person acting on its behalf may over-allot or effect transactions outside Australia with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent acting on its behalf to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising must be in compliance with all relevant laws and regulations. Such stabilisation activities are not permitted in Australia.

References to currencies

In this Information Memorandum references to “U.S.$” and “U.S. Dollars” are to the lawful currency of the United States of America, references to “A$” and “Australian Dollars” are to the lawful currency of the Commonwealth of Australia, references to “£” and “Sterling” are to the lawful currency of the United Kingdom and references to “euro” are to the single currency of those member states of the European Union participating in the Third Stage of European Economic and Monetary Union from time to time.

Documents incorporated by reference

The following documents are taken to be incorporated in, and to form part of, this Information Memorandum:

(a)	the most recently published audited accounts and consolidated accounts (each as defined in the Corporations Act 2001 of Australia (“Corporations Act”)) and any interim financial statements (whether audited or unaudited) published subsequently to such audited accounts and consolidated accounts, of the Issuer from time to time; and

(b)	all amendments and supplements to the Information Memorandum prepared by the Issuer from time to time, save that:

(i)	any statement contained in the Information Memorandum or in any of the documents incorporated by reference in, and forming part of, the Information Memorandum shall be deemed to be modified or superseded for the purpose of the Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement provided that any modifying or superseding statement does not form part of the listing particulars as contained in the Information Memorandum given in compliance with the Listing Rules; and

(ii)	any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

(c)	in relation only to Notes issued directly into the Australian market and lodged in the Austraclear System, all announcements provided to the Australian Stock Exchange Limited pursuant to Telstra’s continuous disclosure obligations required under the Corporations Act.

Supplementary Listing Particulars

If at any time the Issuer is required to prepare supplementary listing particulars pursuant to Section 81 of the FSMA, the Issuer will prepare and make available an appropriate amendment or supplement to the Information Memorandum or a further information memorandum which, in respect of any subsequent issue of Notes to be admitted to the Official List of the UK Listing Authority,shall constitute supplementary listing particulars as required by the UK Listing Authority and Section 81 of the FSMA.

The Issuer has given an undertaking to the Arranger and (when appointed) the Dealers that if at any time during the duration of the Program there is a significant change affecting any matter contained in this Information Memorandum the inclusion of which would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Information Memorandum, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and the rights attaching to the Notes, the Issuer shall prepare an amendment or supplement to this Information Memorandum for use in connection with any subsequent offering of the Notes and shall supply to the Arranger and (when appointed) the Dealers and to any stock exchange on which the Notes are listed such number of copies of such amendment or supplement as reasonably requested.

The Issuer will provide, without charge, to each person to whom a copy of this Information Memorandum has been delivered or made available to, upon the written request of any such person, a copy of any or all of the documents which, or portions of which, are incorporated in this Information Memorandum by reference. Written requests for printed copies of such documents (if required) should be directed to the Issuer at its office set out below. In addition, a copy of such documents will be available for inspection and available free of charge at the specified offices of the Fiscal Agent and the Australian Registrar.

Summary of the Program

The following is a brief summary only and should be read, in relation to any Notes, in conjunction with the rest of this Information Memorandum, the relevant Pricing Supplement and, to the extent applicable, the general terms and conditions of the Notes. Terms not defined in this summary are defined elsewhere in this Information Memorandum.

Issuer:	Telstra Corporation Limited (ABN 33 051 775 556) (a corporation constituted with limited liability under the laws of the Commonwealth of Australia).

Description:	Debt Issuance Program allowing for the issuance of medium term notes and other debt instruments in any jurisdiction except the United States (subject to applicable legal and regulatory restrictions) as specified in the relevant Pricing Supplement.

Program size:	Up to euro 8,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate principal amount of Notes outstanding at any one time. This amount may be increased in accordance with the provisions of the Dealer Agreement (as defined in “Sale and Subscription”).

Arranger:	J.P. Morgan Securities Ltd.

Dealers:	There is currently no permanent Dealer panel under the Program. The Issuer may from time to time appoint Dealers either in respect of a Tranche or in respect of the Program generally. The Issuer may also terminate the appointment of any Dealer under the Program. References in this Information Memorandum to “Dealers” are to all persons that are appointed as dealers in respect of the Program generally (and whose appointment has not been terminated) and to all persons appointed as a dealer in respect of a Tranche.

Fiscal Agent:	Deutsche Bank AG

Paying Agent (Europe):	Deutsche Bank Luxembourg S.A.

Australian Registrar:	Austraclear Services Limited (ABN 28 003 284 419)

New Zealand Registrar:	Computershare Investor Services Limited.

Authorised Advisor:	J.P. Morgan Securities Ltd.

Method of issue:	The Notes may be issued on a syndicated or non-syndicated basis. The Notes ill be issued in series (each a “Series”) having one or more issue dates and on terms otherwise identical(or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a “Tranche”) on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and principal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a Pricing Supplement (as defined below).

Issue price:	Notes may be issued at their principal amount or at a discount or premium to their principal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Form of Notes:	The form of particular Notes will be determined by the Issuer and relevant Dealer(s) prior to their issue.

The Notes may be issued in bearer form (“Bearer Notes”) governed by the laws of England. Each Tranche of Bearer Notes will be represented on issue by a temporary global note which may, in certain circumstances be exchangeable into definitive notes or a permanent global note which, in turn, may be exchangeable into definitive notes. Global Notes may be deposited on the issue date with a common depository for Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”).

Notes issued in the Australian domestic markets (“Australian Domestic Notes”) and the New Zealand domestic market (“New Zealand Domestic Notes”) will be issued in uncertificated registered form only and under the laws of the Australian Capital Territory, Australia and
New Zealand respectively. On their issue date they will be lodged in the Australian securities clearing and settlement system operated by Austraclear Limited (“Austraclear System”) and the
New Zealand securities clearing and settlement system operated by the Reserve Bank of New Zealand (“Austraclear New Zealand System”) respectively.

Deed of Covenant:	Holders of Bearer Notes will have the benefit of a deed of covenant dated 31 October 2001 executed by the Issuer.

Australian Note Deed Poll:	Holders of Australian Domestic Notes have the benefit of an Australian Note Deed Poll dated 31 October 2001 as amended and restated on 15 October 2002 and supplemented on 14 November 2003.

New Zealand Note Deed Poll:	Holders of New Zealand Domestic Notes will have the benefit of a New Zealand Note Deed Poll dated 15 October 2002 and supplemented on 14 November 2003.

Status:	Notes will be issued on an unsubordinated basis only. The Notes are direct, unsubordinated and (subject to the Negative Pledge provision) unsecured obligations of the Issuer and rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law. The Issuer’s obligations under the Notes are not guaranteed by the Commonwealth of Australia.

Currencies:	Subject to any applicable legal or regulatory requirements, Notes may be issued in any currency or currencies, including, without limitation, Australian dollars, Canadian dollars, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Singapore dollars, Sterling, United States dollars or any other freely transferable and freely convertible currency. Payments in respect of Notes may be made in, or limited to, any currency or currencies other than the currency in which the Notes are denominated, all as set out in the applicable Pricing Supplement. Issues of Notes denominated in sterling must comply with applicable laws and regulations. See “General Information” below.

Negative pledge:	The Notes will contain a negative pledge provision as described in Condition 6.

Cross default:	The Notes will contain a cross default provision as described in Condition 22.1(c).

Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer(s) as indicated in the applicable Pricing Supplement, subject to such minimum and maximum maturities as may be allowed or required from time to time by relevant laws, regulations and directives.

At the date of this Information Memorandum, the minimum maturity of all Notes is one year except in the case of Notes denominated in Sterling where the minimum maturity is one year and one day.

Denomination:	There is no minimum denomination in relation to Notes, although the minimum subscription price for Australian Domestic Notes will be A$500,000 (or its approximate equivalent in other currencies) (disregarding moneys lent by the Issuer or its associates) unless the offer or invitation otherwise does not require disclosure under Part 6D.2 of the Corporations Act 2001 of Australia provided that the minimum denomination in any case must be at least Ð1,000 (or nearly equivalent in another currency). Notes will be in such denominations as specified in the relevant Pricing Supplement.

Fixed Rate Notes:	Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.

Floating Rate Notes:	Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an ISDA Master Agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the issue date of the first Tranche of Notes of the relevant Series; or

(ii) by reference to LIBOR, LIBID, LIMEAN, EURIBOR or BBSW (or such other benchmark as may be specified in the relevant Pricing Supplement) as adjusted for any applicable margin.

Interest periods will be specified in the relevant Pricing Supplement. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each Series of Floating Rate Notes.

Zero Coupon Notes:	Zero Coupon Notes may be issued at their principal amount or at a discount to it and will not bear interest.

Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Pricing Supplement.

Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement.

Interest Periods and Interest Rates:	The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.

Redemption:	The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable.

Redemption by instalments:	The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Optional redemption:	The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.

Tax redemption:	Except as provided in “Optional redemption” above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See Condition 15.2 (“Early redemption for taxation reasons”).

Withholding tax:	All payments in respect of the Notes will be made free and clear of withholding taxes of the Commonwealth of Australia, unless required by law. In that event, the Issuer will (subject to certain exceptions) pay such additional amounts as will result in the holders of Notes receiving such amount as they would have otherwise received had no withholding or deduction been required. See Condition 20 (“Taxation”).

All payments in respect of New Zealand Domestic Notes will be made in full free and clear of withholding taxes imposed in New Zealand unless required by law or authorised by Condition 20.4 (“New Zealand resident withholding tax exemptions”).

Record Date:	In the case of Australian Domestic Notes and New Zealand Domestic Notes, the date for determining the person to whom a payment shall be made is the close of business on the eighth day before the due date for payment.

Governing Law:	The Euro Notes and the Deed of Covenant will be governed by the laws of England. Australian Domestic Notes and the Australian Note Deed Poll will be governed by the laws of the Australian Capital Territory, Australia. The New Zealand Domestic Notes and the New Zealand Note Deed Poll will be governed by the laws of New Zealand.

Pricing Supplement:	This document is to be read in relation to the issue of any Notes in conjunction with the Pricing Supplement issued by the Issuer in relation to such Notes. This document is intended to describe in general the nature of the Program. Each Pricing Supplement will provide particular information relating to a particular Tranche of Notes to be issued as part of a Series including details of the form of the Notes, the Series in which the Notes will be issued and other information pertinent to the issue of those Notes.

Listing:	The Issuer has made an application for Notes issued under the Program to be listed on the Official List and to be admitted to trading on the London Stock Exchange. The Issuer may also make an application to list Notes issued under the Program on any other stock exchange, including the Australian Stock Exchange. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.

Selling restrictions:	United States, United Kingdom, Japan, the Republic of France, Federal Republic of Germany, Switzerland, New Zealand, Singapore, the Netherlands and the Commonwealth of Australia. See “Sale and Subscription”.

Use of proceeds:	The net proceeds of each issue of Notes under the Program will be used by the Issuer for its general corporate purposes.

Corporate Profile

Telstra Corporation Limited

Introduction

Terms used in this document:

•	We, Telstra, the Company and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole; and

•	Telstra Entity is the legal entity, Telstra Corporation Limited.

Our fiscal year ends on 30 June. Unless we state differently, the following applies:

•	Year or a fiscal year means the year ended 30 June; and

•	2004 means fiscal 2004 and similarly for other fiscal years.

All amounts are expressed in Australian dollars (A$), unless otherwise stated.

General

Telstra is Australia’s leading telecommunications and information services company, with one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia, providing more than 10.3 million fixed line and 7.6 million mobile services across Australia. Our main activities include the provision of:

•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	a comprehensive range of data and Internet services (including through Telstra BigPond™, Australia’s leading Internet service provider (ISP));

•	management of business customers’ IT and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (CSPs) and ISPs;

•	advertising, search and information services; and

•	cable distribution services for FOXTEL’s cable subscription television services.

Our international business includes Hong Kong CSL Limited (CSL), one of Hong Kong’s leading mobile operators, TelstraClear Limited, the second largest full service carrier in New Zealand and Reach Ltd (REACH), Asia’s largest international wholesale carrier of combined voice, international private leased lines and Internet Protocol (IP) data services. One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic. Our vision is to be Australia’s connection to the future. Our mission is to develop, design and deliver great communications solutions to all our customers. Our goal is to grow the Company profitably and provide attractive returns to our shareholders. We will achieve this by employing terrific people who work together in an operationally excellent way to deliver innovative products and outstanding service to our customers.

History and development of the Company

Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then, we have been transformed and renamed several times as follows:

•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;

•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;

•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;

•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and

•	trading domestically as Telstra in 1995.

We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange (ASX) and on the New Zealand Stock Exchange. ADSs, each representing five shares evidenced by American depositary receipts (ADRs), have been issued by the Bank of New York as depositary (Depositary) and are listed on the New York Stock Exchange (NYSE). A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the ASX, the New Zealand Stock Exchange and the NYSE on 18 October 1999. As at 30 June 2004, the Commonwealth owned approximately 51% of our issued shares and it is required by legislation to own at least 50.1% of our issued shares.

Organisational structure

In September 2003, we announced changes to our organisational structure, building upon changes initiated in late 2002, to continue aligning the Company’s structure with customer needs and our corporate strategy. These organisational changes took effect from 1 October 2003. From 1 October 2003, our organisational structure consisted of eight strategic business units and four corporate centre business units as outlined below.

Strategic business units

•	Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of Telstra’s brands, advertising and sponsorships, mobiles marketing and implementing our product bundling initiatives.

•	Telstra Business and Government is responsible for providing innovative and leading edge communications solutions to Australian Business and Government that will both improve their productivity and their ability to serve their customers.

•	Telstra Country Wide is responsible for providing telecommunications services to consumer and business customers in outer metropolitan, regional, rural and remote parts of Australia. This business unit was formed in June 2000 with the aim to improve services and grow our business in regional Australia.

•	Telstra Broadband & Media is responsible for our broadband, dial-up and online services business BigPond™, our local advertising, search and information services business Sensis and Telstra Media (including fetchmemovies (our online DVD rental business) and our FOXTEL investment).

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, retail/rebill products and the marketing and sales functions of our Network Design and Construction group.

•	Telstra International (which changed its name to Telstra Asia on 2 August 2004) manages our international interests in Asia, including CSL and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments and rationalising the investments that are non-core to Telstra.

•	Infrastructure Services builds, operates and maintains our telecommunications infrastructure. It continues to operate as our primary service provider, with a focus on supporting the growth of the customer facing business units. Infrastructure Services is responsible for the provisioning, restoration, operation and management of our fixed, mobile, IP and data networks, as well as the design and construction of network infrastructure. This includes voice and data, product and application platforms and the online environment. Infrastructure Services is a fully integrated service delivery business with performance targets based on customer service levels, product and network availability and maintaining a competitive cost position.

•	Telstra Technology Innovation and Products was established in October 2003, bringing together the previous Telstra Technology business unit with other business unit product development areas and IT systems. It develops and supports products specified by our market facing business units. Underpinning the products is a range of technologies, which are optimally designed and implemented to provide the best outcome for the Company and our customers. Telstra Technology Innovation and Products also undertakes substantial research and development to ensure that we remain at the forefront of technology in Australia.

Corporate centre business units

•	Finance & Administration is responsible for setting the financial direction for the Company and provides finance services support to our business units. The group manages Telstra’s cash flow, risk management, credit management, corporate services, corporate planning and analysis and business and finance services. It is also responsible for the productivity and billing directorates.

•	Corporate Development performs the functions of business development, commercial analysis, corporate strategy, mergers and acquisitions, strategic projects and investor relations.

•	Legal & Office of the Company Secretary provides legal and company secretarial services across the Company. It is also responsible for corporate security and liaison with law enforcement agencies.

•	Regulatory, Corporate & Human Relations is responsible for the management of all regulatory issues on behalf of the Company, including liaison with regulatory bodies, the promotion and protection of our reputation by facilitating effective engagement of internal and external stakeholders, the management of our interaction with Government at the Commonwealth and State level and all human relations matters across the Company including health, safety and the environment, leadership development and training, and all workplace relations matters.

Our organisational structure for financial reporting purposes has evolved over recent years to meet our business needs and has included the following:

•	in the fiscal year ended 30 June 2002, the business unit reporting structure consisted of Telstra Retail, Telstra Country Wide,Telstra Mobile (previously Telstra OnAir), Telstra International, Infrastructure Services (including Networks & Technology Group which was separated in August 2002) and Telstra Wholesale. We combined Telstra Retail and Telstra Country Wide as a single reportable business segment as they were considered substantially similar;

•	in the fiscal year ended 30 June 2003, Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased and two new groups were formed, being Telstra Consumer and Marketing and Telstra Business and Government. These three groups were considered to be individual reportable segments for financial reporting purposes. Telstra Broadband & Media, which was also established in the fiscal year ended 2003, did not form its own reportable segment. Telstra International, Infrastructure Services (including Telstra Technology) and Telstra Wholesale remained unchanged; and

•	in the fiscal year ended 30 June 2004, we established Telstra Technology Innovation and Products which brings together product development areas, network technologies, IT systems and Telstra Research

Laboratories. Previously, network technologies, IT systems and Telstra Research Laboratories were not managed as a single business segment and were therefore not regarded as a reportable segment. The product development areas were sourced from throughout other business units to complete the new Telstra Technology Innovation and Products segment. The combination of these business areas has created a business unit that is of sufficient size to qualify as a segment in its own right for financial reporting purposes. There have been no other changes to our reportable segments during the fiscal year ended 30 June 2004.

Products and services

We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our operating revenue by major product and service category and as a percentage of total operating revenue for the last three fiscal years.

Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and sales category

	Year ended 30 June
	2004		2003		2002
	(in millions, except percentage of revenue)
	A$	%(2)	A$	%(2)	A$	%(2)
PSTN products
Basic access	3,237	15	3,083	14	2,879	14
Local calls	1,504	7	1,567	7	1,643	8
PSTN value added services	259	1	280	1	262	1
National long distance calls	1,121	5	1,162	6	1,216	6
Fixed-to-mobile	1,597	8	1,517	7	1,419	7
International direct	266	1	307	1	336	2

	7,984	37	7,916	36	7,755	38
Mobiles
Mobile services	3,455	17	3,227	15	3,242	15
Mobile handsets	352	2	386	2	226	1

	3,807	19	17	3,613	3,468	16
Date and internet services
Specialised Data	1,018	5	1,053	5	1,051	5
ISDN (access and calls)	927	4	951	4	1,037	5
Internet and IP Solutions	1,010	5	817	4	606	3

	2,955	14	2,821	13	2,694	13
Other products and services
Sensis (advertising and directories)	1,351	6	1,217	6	1,135	5
Intercarrier services	1,138	5	1,155	5	1,123	5
Inbound calling products	476	2	494	2	562	3
Solutions management	489	2	487	2	478	2
Various controlled entities	1,494	7	1,678	8	1,826	9
Other sales and services	1,043	5	1,114	6	1,155	6

Total Sales revenue	20,737	97	20,495	95	20,196	97

Other revenue (1)(ex. interest income)	543	3	1,121	5	606	3

Total operating revenue (ex. interest income)	21,280	100	21,616	100	20,802	100

(1)	Other revenue includes miscellaneous revenue and revenue from sale of assets and investments. Interest received is included in net borrowing costs.

(2)	Represents the percentage of total operating revenue contributed by each product and service category.

Revenues are derived from domestic and international sales as follows:

	Year ended 30 June
	2004	2003	2002
	(in %)

Customers in Australia	92.8	91.8	90.1
Customers in non Australian countries	7.2	8.2	9.9

No individual country makes a material contribution to revenue other than Australia, Hong Kong and New Zealand.

Basic Access

Telstra provides Basic Access services to most homes and businesses in Australia and charges its customers fees for new line connections and existing line reconnections. Our Basic Access service includes installing, renting and maintaining connections between customers’ premises and our Public Switched Telephone Network (PSTN) and providing basic voice, facsimile (including services marketed under our FaxStream® brand name) and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (ISDN) access and Asymmetric Digital Subscriber Line (ADSL) services. Some of our recent product and service innovations include the following:

1# ® Telstra Feature Assistant

Promoted from mid 2003, this free voice activated feature gives fixed line customers easy access to popular features such as Call Forward and Call Waiting to support their communication needs and increase customer use. Customers simply dial ‘1#’ or press the Telstra Voice Assistant button on their new Telstra rental phone and follow voice prompts.

Telstra Home Messages 101®

Launched in July 2003, this feature offers customers a free, basic messaging service on their fixed Telstra line.The simple solution meets the needs of customers who do not want extensive messaging features. More than 90% of activations have been self-service, with customers dialling ‘101’ from their phone and following voice prompts.

Local calls (including PSTN value added services)

We provide local call services to more residential and business customers than any other service provider in Australia, generally charging for calls on an untimed fee basis. In addition, we provide value added services such as voicemail, call waiting, call forwarding, call conferencing and call return.

National long distance calls

We are the leading provider of national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a capped price basis. We also offer options that let customers choose packages to suit individual needs, as well as special offers to increase use in low demand periods.

Fixed to mobile

Fixed to mobile are calls made from our PSTN network to a mobile network and are charged on a timed basis after a call connection fee. Charges usually depend on the duration and time of day or day of the week of the call and whether the call is to a Telstra mobile service. Package options offer capped calls during certain times and days of the week for calls to Telstra mobiles.

International direct

We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are charged on a per second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the connections we use to supply international services to both our retail and wholesale customers.

Mobiles

We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue and the number of customers. The geographical coverage area of our network is also very broad. The mobile telecommunications market in Australia is characterised by a significant degree of penetration and we estimate that market penetration as at 30 June 2004 was approximately 80%. Telstra is supporting the evolution into mobile data products through a range of messaging, information, transaction and entertainment services, as well as increasing support for business customers through a variety of wireless data applications to enhance productivity. With high competition in the mobiles market, we are utilising innovative marketing plans, network coverage and quality, multiple distribution methods and our well-known and trusted brand name to maintain and grow our position. Our mobile telecommunications services include:

•	Global System for Mobile communications (GSM) cellular services;

•	Code Division Multiple Access (CDMA) cellular services;

•	Telstra Mobile Satellite service; and

•	High speed wireless data services utilising Wireless Fidelity (WiFi), One Times Radio Transmission Technology (1xRTT) and Evolution Data Only (EVDO) (CDMA network) and General Packet Radio Service (GPRS) (GSM network) technologies.

Our GSM and CDMA digital mobile services enable customers to send and receive voice and data calls. We also offer our mobile customers additional services including MessageBank®, mobile facsimile and data services, International Roaming, Short Messaging Services (SMS) (including PocketNews®), Multi Media Messaging (MMS) and Wireless Application Protocol (WAP) services with content including financial information, sports, e-mail, weather, flights and directories. In addition, we have an exclusive strategic partnership with NTTDoCOMo, Inc. under which Telstra will launch i-mode® in Australia, i-mode® is a mobile Internet service that provides subscribers with access to rich content, e-mail, games and other applications and services through their mobile handsets. Our wholly-owned subsidiary CSL is also a leading provider of mobile services in Hong Kong.CSL has launched a number of Asian and world first services this year which, together with CSL’s history of technical innovation, provides great learning opportunities for us and is anticipated to produce opportunities in the Australian and international markets.

GSM digital service

Telstra’s digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 125 countries. GSM customers have access to a wide selection of products and services that give them maximum flexibility and choice and reward usage and loyalty.

CDMA digital service

Our CDMA network provides Australia’s largest cellular mobile phone coverage, spanning more than 1.5 million square kilometres and covering more than 98% of the Australian population. CDMA offers advantages over GSM in applications where users require wider service coverage and faster data speed than GSM. Customers are increasingly adopting our CDMA network, one of the fastest growing areas of our mobile business.

Telstra Mobile Satellite

In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the lridium^ Low Earth Orbit satellite system which provides global mobile satellite phone coverage. We have a service partner agreement to sell the lridium^ service including handsets, antennas and airtime.

3G wireless service

In December 2002, we launched Australia’s first commercial, third generation (3G) mobile network, based on 1xRTT, on our CDMA network. 1xRTT is a 3G development of CDMA technology for high-speed packet switched data. In March 2003, we launched Telstra Mobile Loop® on 1xRTT, providing downloadable games and ringtones, e-mail access and picture messaging. CDMA 1xRTT, also known as Mobile High Speed, is currently available in every Australian capital city and some regional areas, with national coverage anticipated during the first half of fiscal 2005. We entered into a network sharing agreement with Hutchison 3G Australia (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Ltd, in August 2004 to establish a 50/50 enterprise to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. Under the agreement, the H3GA radio access network will become the core asset of the joint enterprise. In return for the 50 per cent ownership of the asset, we will pay Hutchison A$450 million under a fixed payment schedule in four installments,starting on the signing of long form agreements, which is expected to occur in November 2004. We will launch our 3G(GSM/WCDMA) services to customers in 2005, utilising the entire H3GA network footprint of more than 2,000 base stations covering Sydney, Melbourne, Brisbane, Adelaide and Perth. Telstra and Hutchison expect to significantly increase the size of the network over the next three years, expanding into Canberra and other regional centres. The joint enterprise will open opportunities for new revenues for Telstra and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses such as site rental and maintenance. Decisions on network development will be made and funded jointly.The joint enterprise will utilise the existing spectrum holdings of both partners and will operate until the expiry of those spectrum licences in 2017 or later.Telstra and Hutchison will each continue to own separate core networks, application and service platforms, and will conduct their retail 3G businesses independently and in competition with each other.

Some of our recent mobile product and service innovations include the following:

Push To Talk (PTT)

The PTT service was launched in Australia in June 2004 as a significant innovation in the mobile market through the provision of a new style of group communication. PTT gives mobile phones ‘walkie-talkie’-like operation, with users simply pressing a button to talk to another Telstra PTT user. Users can use person-to person and person-to-group communication from contact lists. The service meets an existing demand in the corporate, business and small business segments, with potential for consumer and youth segments. As well as demonstrating market leadership, the new offering also boosted the global launch of a PTT service on a commercial GSM/GPRS mobile network.

Telstra Mobile Link

With Telstra Mobile Link, a Telstra mobile plan can be linked to a Telstra Pre-Paid Plus service so that a set amount is automatically credited to a pre-paid service and billed to the mobile plan each month. When the mobiles are linked, customers can nominate a ‘hotline number’ that gives pre-paid customers up to three free, two minute calls to that number each day. Pre-paid customers can use the ‘hotline number’ even when their credit expires.

Talking Text™ (Fixed SMS)

An Australian first, this service enables customers to send SMSs from a Telstra mobile to most Telstra fixed services, translating text to speech for the receiving party. It also enables the fixed customer to reply to the messages with pre-defined templates, which is a world first for this type of functionality. Future phases will include more features, including SMS-capable fixed phones so customers can send SMSs from their fixed phone to any compatible mobile or fixed phone.

Wireless Consumer Data Services

We recently redesigned our wireless consumer data services to enable customers with new ‘colour’ and MMS-capable devices to enjoy highly intuitive and interactive browsing experiences through rich screen layouts, colour icons and a range of related and entertainment services. The move reflects our focus on improving and simplifying user experiences. This is a next step toward achieving greater customer satisfaction and appeal, with simplified access to Telstra and third party content sites. We are working to attract diverse third-party content providers and make it easy for customers to find and use the services. We are also working to provide scalable ways for the media industry to utilise the mobile channel for its services and will leverage assets and sponsorships that differentiate us in the marketplace and create value for mobile customers. Alignments include the Australian Football League, National Rugby League, Australian Idol and V8 Supercar Championship Series content rights, sponsorships and sporting, cultural and entertainment events.

Wireless Hotspots

In July 2003, we launched our Wireless Hotspots service, providing high-speed wireless Internet access through Wireless Local Area Network (LAN) technology. Hotspots were launched in selected Qantas Club lounges, Rydges hotels and more than 100 locations across the country, including a large number of McDonald’s restaurants. We are working to support business customers’ productivity and efficiency by constantly improving coverage.

BlackBerry ~ Individual

This fully-integrated personal digital assistant enables highly mobile customers to manage personal or business e-mail. The technology greatly enhances mobility by integrating up to 10 e-mail accounts into one handheld device, without the need for synchronising with their personal computers to receive e-mail.

Data and Internet services

We provide new generation data and Internet services including:

•	broadband and narrowband services for consumers and small and medium businesses through Telstra’s ISP, BigPond™;

•	business grade Internet solutions;

•	IP Solutions; and

•	domestic and international frame relay and ATM products.

We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services. Our retail strategy for data and Internet services is to:

•	make broadband affordable for Australians;

•	enhance and improve service delivery of existing data services;

•	develop innovative new generation IP and Internet services, including DSL services for business;

•	work with customers as they require migration from existing data services to new generation data and Internet services;

•	enhance our hosting,storage, security and application services; and

•	expand our range of managed solutions.

In relation to Internet services, one of our key focuses is on broadband and our goal is to provide broadband services through our retail and wholesale channels to one million broadband SIOs by June 2005. Our retail focus through BigPond™ is to:

•	increase customer volumes by offering products and services that provide compelling and customer friendly solutions;

•	excite, educate and convert customers to broadband through focused marketing campaigns;

•	convert sales opportunities for broadband through existing channels and explore new sales channels; and

•	invest in infrastructure required to be a world’s best practice ISP (our business transformation project).

We offer a range of Internet products and packages under our BigPond™ brand. Telstra BigPond™ Home and Business offer dial-up modem and ISDN Internet services to residential and business customers across Australia. Telstra BigPond™ Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite or ADSL technologies. Telstra Internet Direct also provides business customers with high quality dedicated Internet access within Australia at access transmission rates up to one gigabyte per second (Gbps). We also provide wholesale Internet access products for use by ISPs and CSPs.

Our wholesale focus through Telstra Wholesale is to:

•	foster broadband take up;

•	enhance the product range to meet service provider needs;

•	develop innovative solutions that enable new broadband services to be offered; and

•	drive network enhancements to support uptake.

Other data services

We offer other data services, in some cases with business partners, including:

•	online games-based entertainment, sports information and music services;

•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink® product range); and

•	ecommerce solutions including e-trading, e-payments, EFTPOS/ATM network services and straight through processing services. Some of our recent product and service innovations include the following:

Business DSL

Business DSL is a broadband data service offering symmetric data rates and a business-grade service level. It offers the same bandwidth both upstream and downstream, unlike ADSL. Telstra’s Business DSL was launched in November 2003 and delivers cost-effective high-speed data communications. Customer response has been very positive, based on our superior service levels (Business DSL is delivered on our proven ATM and DDN platforms, guaranteeing reliability and throughput), competitive pricing and extensive network coverage.

IP Solutions Online Customer Management Capability

Our IP Solutions Online Customer Management Facility (OCMF) provides a self-service capability that lets customers manage user access to their IP networks, while we manage the hardware and software components. The first release of the OCMF, launched in April 2004, enables customers to manage their network-based firewall policies in real-time, so they can block unauthorised access as soon as it is detected.

Future releases on the OCMF will enable customers to grant and revoke user access to their networks online and in real time, minimising typical delays in establishing network access for new staff.

Connect IP solution range

Telstra Connect IP is a comprehensive wide area network (WAN) offering that integrates network management and data connectivity with customer premises equipment, such as routers. The solution provides connectivity for data transfer between business sites. Our latest offering, launched in 2004, uses an asymmetrical DSL service that enables solid business-grade availability and guaranteed throughput. The different access types mean its flexibility caters to a wide variety of networking needs, with particular appeal in the SME market, where it can alleviate much of the anxiety associated with networking decisions.

Digital Video Network (DVN) Swish

The Swish initiative has delivered new capability to Telstra’s DVN service, enabling our media customers to share DVN services with one another. This means that media customers can share content such as news material, or access to services at major sporting arenas, with industry peers over their DVN networks. Swish also enables the sharing party to control who has access to its network and when. We have worked closely with major broadcasters to test the solution and ensure it delivers the desired functionality and resilience.

Telstra IP Telephony

In August 2003, we became the first Australian carrier to launch a major IP Telephony solution. The move generated much interest in the marketplace among customers who had embraced IP networking and were now looking to progress to IP telephony. Telstra IP Telephony helps customers’ control their communications costs and better use telecommunications as a productivity tool. We are deploying it into our own environments, with customer interest also coming from the Government, retail and educational sectors where the solution’s flexibility provides benefits for both enterprise and smaller distributed businesses. In light of the interest for the service, we are continuing to develop our IP Telephony solutions to increase capability and broaden market appeal.

Managed WAN services

Our Managed WAN product offers customers a suite of services ranging from the design and configuration of their data networks, to the supply, installation and maintenance of data customer premises equipment and the management and reporting of all service elements within their data WAN. Provision of a service desk gives a single point of contact for customers, back into Telstra, for enquires or assistance regarding their data network. Recently released services include the deployment and management of private wireless LAN environments and leveraging our expertise in the provision of public WiFi hot spot services. Managed services for IP Telephony environments are also expected to be released in 2004. We currently provide Managed WAN services to many corporations and Government customers, including more than 23,000 data customer premises equipment devices.

Online services

In March 2000, we launched our online communications hub, telstra.com®. Since its creation, Telstra.com® has grown substantially, with more than 1.189 million users (excluding BigPond™) as at 30 June 2004.Telstra.com® links customers with services and features including:

•	information about our products and services;

•	current Telstra corporate and investor relations information;

•	online messaging applications such as web-based e-mail and SMS;

•	online product and service ordering and accounts viewing and payment; and

•	a springboard to our ISP, BigPond™.

Advertising and directories

We are a leading provider of advertising and search services through our advertising business and wholly owned subsidiary, Sensis. Sensis delivers targeted, multi-channel solutions incorporating local advertising, classified advertising, multi channel search and a growing portfolio of business services to consumers, SMEs, corporations and Government. The flagship of the Sensis classifieds portfolio is the Trading Post Group. On 5 March 2004, Sensis acquired 100 per cent ownership of the Australian-based Trading Post Group from the Dutch company Trader Classified Media NV for A$636 million with an additional A$2 million to be paid in the fiscal year ended 30 June 2005. The Australian based Trading Post Group is now wholly owned by Sensis and is managed through a new business unit known as Sensis Classifieds. The acquisition of the Trading Post Group supports Sensis’ local advertising and emerging search businesses, whilst also generating strategic options into broader Australian advertising. The Sensis Classifieds portfolio provides classified advertising solutions for consumers and businesses through a range of publications, which include the Trading Post‡, Just ListedÐ, AutotraderÐ and Zest for LifeÐ.

The Sensis Search portfolio provides an opportunity for our advertising customers to reach a new generation of search-orientated buyers:

•	Sensis® 1234 is a voice service which provides a growing depth of business content from a vast array of Yellow Pages® and White Pages® products; and

•	sensis.com.au is a benchmark online search engine which delivers global web content plus Australian directories, lifestyle and mapping content fully blended into the results.

The Business Services portfolio leverages our advertising and content management capabilities to create specific solutions for SMEs, Government and the corporate sector. Business Services is made up of three specific service portfolios – Business Information Services (incorporating the Sensis Direct Access contact data solution), Location and Navigation (which delivers detailed street directory and geo-mapping functionality via a range of electronic channels) and a majority shareholding in Invizage Pty Ltd.

On 31 March 2004, Sensis (through a wholly owned subsidiary) gained a majority shareholding in Invizage Pty Ltd, which trades as Invizageµ Technology. Invizageµ Technology is an IT services company that specialises in servicing the IT needs of the small business and personal customer market. Taking a majority shareholding in Invizageµ Technology provides a new channel to market our services and to support the online advertising, marketing, customer management and procurement requirements of our small business customers in the longer term.

Sensis is sustaining its impressive record of growth not only through product innovation across the entire portfolio but also through a dedicated focus on our approximately 420,000 customers and our people. This focus has delivered substantial improvements in customer service and satisfaction together with very high levels of employee engagement.

Wholesale services (including intercarrier services)

In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:

•	interconnection services, including originating and terminating access to our fixed and mobile networks, pre-selection services and access to our network facilities such as ducts, towers and exchange space;

•	domestic and international transmission services, including leased lines;

•	broadband, IP backbone and traditional data services;

•	mobile telecommunications services; and

•	network design and construction services.

Both GSM and CDMA mobile products and services are offered to our wholesale customers.

We also manage and deliver a wide range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer. In addition, we provide a range of efficient web based business to business services to our customers. We categorise revenue from the products and services we sell to wholesale customers depending on the nature of the product or service. For example, we categorise operating revenue from interconnect and CDMA resale services as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold.

Inbound calling products

We offer inbound call services including:

•	Freecall™ 1800, a reverse-charge call service used widely by small and large businesses to extend market reach and attract sales;

•	Priority® One3, a shared-cost service offering a six digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;

•	Priority® 1300 services, a shared-cost service offering a 10 digit number, similar to the Priority® One3 service, where a short-number format is not required;

•	Contact centre enablement services, including network-based interactive voice response, computer telephony integration, call routing services and speech recognition; and

•	InfoCall® 190, a telephone premium-rate service where we bill the calling customer for both content an carriage on our bill and undertake a revenue share arrangement with the service provider. We also offer a range of alternative billing-option products for consumers and business customers, including pre-paid cards, automated reverse charging and calling cards.

Solutions management

On 19 July 2004, we completed the acquisition of KAZ Group Ltd (KAZ) for A$333 million. The Services Solutions and KAZ combination creates the largest Australian operated IT business and places us as a leader in business process outsourcing and the provision of end to end information and communications technology (ICT) solutions. KAZ, our wholly owned subsidiary, currently operates as a standalone business servicing Government and medium sized business customers in Australian and Asia Pacific markets. KAZ will combine with Telstra to service our business customers’ IT needs, differentiating us as the only communication company in Australia capable of providing end to end ICT services from within our own group of companies. The business has been repositioned to focus on the ICT services market with Telstra providing the strong communications expertise, combining with KAZ to provide the IT expertise. We provide all or part of a business customer’s IT and communications solutions and services covering:

•	managed voice, data and mobility services: network based voice and data switching products including IP- based networks and IP Telephony as well as fleet management of mobile phone networks and new wireless based technologies;

•	managed IT services: managed customer infrastructure (eg desktop and end user devices), managed storage and security services and hosting and application development and support;

•	IT outsourcing: incorporating a range of the above solutions and managing on behalf of the customer either on the customer’s or our premises; and

•	business process outsourcing: leveraging our networks to manage customer business processes in areas such as superannuation administration, insurance policy processing and the automotive community.

Other sales and services

The principal components of operating revenue we record in other sales and services are payphones, customer premises equipment, domestic information and connection services, customnet and spectrum, and bundling subscription TV. We are the leading provider of payphones in Australia. As at 30 June 2004, we operated approximately 32,500 public payphones. Our Universal Service Obligation (see Universal service and digital data service obligations on page 41) requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas. As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and ‘calling number display’ rental phones are available, making phone and phone features easier to use. The new rental phones won the Australian Design Mark award in 2004 and have been selected as part of the Australian Design awards in the Powerhouse Museum selection. We provide information and connection services through a number of call centres in Australia and through the White Pages® OnLine and Yellow Pages® Online sites. In the fiscal year ended 30 June 2004, we responded to approximately 200 million calls through our call centres. We also provide voice recognition technology to allow the automation of approximately 2,500 of the most frequently requested business listings.

Subscription television

We own 50% of FOXTEL, with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have made long term programming commitments to FOXTEL.

FOXTEL continues to be Australia’s leading provider of subscription television services, with in excess of 1.1 million subscribers (including subscribers receiving FOXTEL programming through Optust TV and TransAct). FOXTEL markets its services to around 5 million homes, split reasonably equally between those homes passed by our hybrid fibre coaxial cable (HFC) and those marketable to via satellite distribution.

In January 2004, FOXTEL entered into a long term A$550 million limited recourse financing facility funded by ABN AMRO and the Commonwealth Bank of Australia. The facility will be utilised to fund FOXTEL’s full digital conversion and the rollout of new digital services to FOXTEL Digital subscribers. The banks have subsequently syndicated the facility to now include a number of other institutions.

On 14 March 2004, FOXTEL successfully launched FOXTEL Digital, offering customers access to a vastly expanded channel line-up of around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide (EPG), interactive sports and news applications and FOXTEL Box Office (near video on demand). A number of other enhancements are planned for the FOXTEL Digital service during the next 12 months.

Under arrangements with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services. FOXTEL currently only provides subscription television services. We are the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.

FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. On 1 October 2003, we commenced reselling Austar United Communications Limited (AUSTAR) subscription television services, which are eligible for inclusion in the new Telstra Rewards® Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography. A discussion of competition in the subscription television services market is contained in “Competition – Subscription television”.

International investments

Our major international investments include:

•	CSL, our wholly owned subsidiary which is one of Hong Kong’s leading mobile operators with over one million customers, equating to approximately 32% of the value of Hong Kong’s mobile market. CSL focuses on attracting and retaining high value customers and through its mobile brands, 1010 and One2Free, CSL continues to offer its customers a highly targeted range of innovative mobile services;

•	TelstraClear Limited (TelstraClear), our wholly owned subsidiary that is the second largest full service carrier in New Zealand. TelstraClear provides innovative voice, data, Internet, mobile, managed services and cable television products and services to approximately 12% of the New Zealand market. New Zealand is a strategically important market for our trans-Tasman customers and this investment enables these important customers to receive the same end-to-end services that we provide in a seamless way; and

•	REACH, a 50/50 joint venture with PCCW, which is Asia’s largest international wholesale carrier of combined voice, international private leased lines and IP data services. REACH is also one of the world’s top ten carriers of international voice traffic. REACH has an interest in over fifty submarine cable systems, as well as landing rights, backhaul, operating licenses and bilateral agreements in most major international markets.

•	On 25 August 2004, we announced our acquisition of PSINet UK for A$127 million (Ð50 million). PSINet UK is a leading provider of e-business infrastructure solutions and corporate IP-based communication services and this acquisition will enhance our off-shore services supporting Australian and global multi-national corporations overseas.

We also have a number of smaller offshore investments and joint ventures which include:

•	a 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) that is headquartered in the Netherlands; and

•	a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider based in Bermuda.

In September 2003, we entered into an agreement to sell our 20.4% equity interest in PT Mitra Global Telekomunikasi Indonesia (MGTI) to PT Alberta Telecommunication (a subsidiary of Saratoga Investama Sedaya) subject to the satisfaction of certain conditions. In January 2004, we completed the divestment and received proceeds of A$50 million.

Networks and systems

One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic.

This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster. Ongoing substantial investment of both capital and resources is required to ensure that we maintain this leading position from both a technology and industry position.

Research and development

Telstra reviews its project expenditure annually to determine its actual spending on research and development. Our reviews show that we have an estimated expenditure of A$165 million in the fiscal year ended 30 June 2004, and spent A$240 million in the fiscal year ended 30 June 2003 and A$170 million in fiscal 2002 on research and development.

Transmission infrastructure

Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 3.6 million kilometres of optical fibre and more than 2,100 digital radio systems. Our major transmission routes incorporate Synchronous Digital Hierarchy (SDH) technology. In the fiscal year ended 30 June 2004, we continued our expansion of the extensive Dense Wave Division Multiplexing (DWDM) network from South Hedland through Perth, Adelaide, Melbourne, Sydney, Brisbane and into Townsville, with links to Darwin and Tasmania as well. In addition, we have selected the suppliers for the provision of 10GBit DWDM systems and SDH equipment in our network for the next three years. Proposals to implement this technology on the Melbourne to Sydney and Sydney to Brisbane routes have been approved, with work having commenced in the fiscal year ended 30 June 2004 and continuing over the next two years. The acquisition of the IP1 network in October 2003 and its integration into the Telstra network has provided extra capacity between Perth and Melbourne on 10GBit DWDM equipment.

Throughout the year, work has continued on extending the benefits of self-healing SDH transmission out to the fringes of the network in metropolitan and regional areas. Typical of the type of project completed was the North-Western Queensland Optical Fibre and SDH Ring, where the remaining section of cable in an overall project of providing 820 km of optical fibre cable between Mt Isa and Longreach via Boulia was completed. A 2.5 Gbps line system and SDH ring was commissioned on this new optical fibre route encompassing Mt Isa, Boulia, Winton, Longreach, Emerald and Rockhampton. This SDH ring provides protected transmission to Mt Birnie, Boulia, Winton, Longreach, Barcaldine, Jericho and Alpha as well as to Mt Isa and to exchange areas east to Charters Towers. In total, approximately 19,800 customers now benefit directly from improved transmission survivability. Our international switching and transmission requirements are provided by REACH which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

Public Switched Telephone Network (PSTN)

Australia’s geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by the innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to more than 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies are used to achieve end-to-end connections. Access to the world is achieved through REACH’S international gateway switches and our intelligent network platforms provide advanced services including toll-free and calling card products.

A trial of CDMA-based wireless local loop equipment is now complete and we have deployed this technology in regional Australia as part of our contract with the Commonwealth Government to improve communications in extended zones. Further deployment of this technology is planned as part of the recovery of older radio concentrator technology as one of our undertakings following the Estens Enquiry. It is also planned for selected use to provide telephony access for customers to whom traditional copper pair access is inefficient.The application of such technologies is aimed at providing economic solutions to previously difficult situations while meeting service standards.

The PSTN supports voice, facsimile and data products and the rapid growth in popularity of the Internet has changed PSTN usage, influencing capacity considerations. The Telstra PSTN now handles more minutes of data and Internet traffic than voice traffic. The combination of new broadband access services and growth in dial-up Internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term. This will provide a solid base for seamless transition to future convergent service provision.

Our network supports a range of switch features which facilitate voice calls. These include products like Homeline™ Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (VPN). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market. The PSTN also supports many operator assisted service products such as directory assistance and CallConnect. We are seeking to enhance these services by automating them with new voice recognition technology.

Integrated Services Digital Network (ISDN)

ISDN is a flexible, switched digital network. The integrated nature of this network refers to the fact that ISDN can support many applications at the same time while using a single access point to the network. The ISDN network supports traditional telephony as well as various data applications such as video conferencing, Internet access and EFTPOS.The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end to end digital connection that allows us to deliver minimum 64kbps connections to customers.

Intelligent Network (IN) platforms

We operate a number of IN platforms that support a range of advanced services across fixed, mobile and messaging services including:

•	inbound services such as Freecall™ 1800, Priority® One3, Priority® 1300 and InfoCall® 190;

•	Telstra prepaid mobile, Pre-paid Plus;

•	calling cards (Telecard™);

•	prepaid cards (Phoneaway®, Say GDay™);

•	information services numbers;

•	number portability;

•	mobile VPN, mobile voicemail;

•	advanced network routing; and

•	screening functions.

Our inbound services are important to our major business customers because they support their call centre and customer service operations.

Data networks

We operate a number of data networks including a:

•	Switched Data Network (SDN);

•	National Transaction Switching Network;

•	Digital Data Network (DDN);

•	Dial IP Platform; and

•	Multi Protocol Label Switching (MPLS) Network.

Our SDN is comprised of approximately 670 switches linked to access multiplexers at more than 120 sites around Australia. The SDN provides:

•	public packet switching data services suitable for a wide range of data applications;

•	site-to-site and multi-site WAN connectivity;

•	national coverage for frame-relay data services from 64kbps up to 45Mbps (subject to available transmission capacity);

•	national coverage for ATM data services, supporting access rates from 2Mbps to 622Mbps (subject to available transmission capacity); and

•	national coverage for Business DSL data services, supporting access rates from 64kbps to 2Mbps (subject to available transmission capacity).

SDN is also the backbone for the IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.

Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our ATM point to point connections currently range from 64kbps to 152Mbps. Our wholesale customers use the SDN as a key element of their own retail offerings. Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.

Our DDN, with its fully integrated management system, provides dedicated secure site-to-site transmission at speeds ranging from 1200bps up to 2Mbps.This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (DAR) products. In addition, the DDN is the underlying access infrastructure for our Accelerated Frame Relay product using our large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable customer access into the SDN core network. DDN also supports the declared wholesale product of Data

Access Radial which supplies the access for carriers to enable their customers to connect to their own retail offerings.

Our Dial IP platform provides dial-up VPN access from the ISDN or PSTN to an IP aggregated connection which supports online and data applications. The new Wireless IP product provides easy mobile access to Telstra’s IP Solutions via a GPRS capable device such as a mobile phone or a personal digital assistant to streamline business for business that is on the move.

Internet Protocol (IP) networks

We operate a national Internet backbone network. It is a fully IP-routed network which provides the backbone for all of our Telstra Internet Direct services and all Telstra BigPond™ Internet offerings, as well as Telstra Wholesale’s Internet products. Our Internet backbone network connects to the rest of the Internet via the international links provided by REACH and connects domestically via peering links with peer ISPs. We operate two major Internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including e-mail, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested Internet content so that customers receive faster web page delivery and we are able to contain our Internet traffic costs.

We have one platform that supports wholesale and retail Internet products. This has been used to provide a Telstra BigPond™ Home product with universal local call access across Australia. Telstra BigPond™ Home is now available throughout Australia with dial-up access at the cost of a local call. We deliver our IP Metropolitan Area Network (MAN) and Telstra Ethernet MAN services through an MPLS network that has ethernet switches located in customer buildings and interconnected by a high-speed network. IP MAN plus IP WAN together form the network to deploy our IP Solutions products. We are offering a Government IP solution which provides a fibre based IP network for use by Government agencies in metropolitan and regional locations, as well as accelerating the provision of fibre based wideband services by non-Government customers. We have also extended the core, carrier grade IP network known as the Routed Data Network (RDN) to sites in metropolitan and some regional areas. The RDN supports the delivery of retail and wholesale ethernet based products nationally.

Broadband network

We deliver broadband capability through a variety of technologies using cable modem, ADSL and satellite services. Our HFC broadband network passes approximately 2.5 million homes and approximately 70% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with the co-axial component serving up to 900 customers each. The cable network is designed to provide two-way transmission for interactive services and high-speed data transfer up to 10Mbps. ADSL is a broadband access technology using existing PSTN access infrastructure with products offering speeds up to l.5Mbps (download) and up to 256kbps (upload) or 512kbps both ways. We have three fast broadband service options available to customers in ADSL enabled areas in Australia:

•	an Internet service for residential customers that allows customers to use the Internet through their existing telephone lines without tying up the phone line or needing an additional line;

•	an Internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

•	a service for ISPs to provide their customers with ADSL Internet access.

Since August 2000, we have been rolling out our broadband services and we achieved our target coverage for the fiscal year ended 30 June 2004 of approximately 1090 ADSL enabled exchanges. Within these enabled exchange areas, ADSL coverage has been increased through a variety of process improvements and focused investment.

We also offer satellite broadband services via both a two way satellite service and a satellite download/dial-up backchannel in areas of Australia for customers who are unable to access broadband via cable or ADSL. We are a registered provider under the Commonwealth Government’s High Bandwidth Incentive Scheme (HiBiS) which aims to increase the availability of high bandwidth services throughout rural and regional Australia through a system of subsidies being paid to service providers. This scheme will commence in the fiscal year ended 30 June 2005 and is expected to last approximately three years.

Mobile telecommunications networks

We own and operate a number of networks for the provision of mobile telephone services that together cover more than 98% of the Australian population. We serve more than 7.6 million SIOs with these networks. Through CSL we also operate mobile services in Hong Kong. In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum band. As at 30 June 2004, our GSM digital network in Australia had approximately 4,170 base stations nationally. We are continuing to expand the capacity and coverage of the GSM network, with more than 350 new base stations established in the fiscal year ended 30 June 2004.

The GPRS service is available across our GSM network and provides “always on” data access to WAP and Internet information services, as well as access to corporate customers’ LANs and intranets. Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage more than double the area of the GSM network. We are predominantly developing new regional areas of coverage in this technology. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2004, our CDMA digital network in Australia had approximately 2,770 base stations nationally. We are continuing to expand the capacity and coverage of the CDMA network, with more than 300 new base stations established in the fiscal year ended 30 June 2004.

Enhancement of our CDMA network with 1xRTT commenced in fiscal 2003 and focused on all capital cities.

The final stage of the transition to 1xRTT began in February 2004 and is expected to be completed in the first half of the fiscal year ended 30 June 2005. A limited rollout of the next generation mobile data utilising EVDO has been completed in Sydney and Melbourne. Further expansion of this technology is currently being scoped.

Electromagnetic energy (EME)

Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community. We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and our employees. We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA) and the World Health Organisation (WHO) for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.

Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 10 years we have invested more than A$10 million in this program. An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-MAP™ software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAP™ software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.

Australian carriers, through the Mobile Carriers Forum, are developing a strategy incorporating the Telstra developed EME site management process to help ensure compliance with the Australian Communications Authority (ACA) electromagnetic radiation framework and the Australian Communications Industry Forum (ACIF) code of practice for radio communications infrastructure deployment.

Information processes and systems

We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:

•	introducing new products to the market faster;

•	further integrating our customer access technology and systems across channels; and

•	reducing our overall IT costs.

We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:

•	sales and marketing;

•	customer ordering and provisioning;

•	online access for customers;

•	billing and credit management;

•	service assurance;

•	workforce management; and

•	back office processes.

We are focused on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers, we will focus on driving efficiency and adaptability across our delivery systems. During June 2004, we commenced the deployment of our new cable plant records system to improve the reliability and technological currency of our access network asset and service qualification processes.

Information technology alliances

The Australian telecommunications industry is a key sector of the economy and a major input to all other sectors. It is therefore important that the industry, and Telstra as a major player in the industry, has access to the highest quality inputs at the most competitive price. In response to increased competitive pressures in Australia and internationally, we source innovative, world-class solutions for the provision of application development and maintenance services. This includes the development of new software programs and the enhancement and ongoing maintenance of existing software programs. We are partnering with world class IT providers to deliver:

•	improved quality to a globally competitive standard;

•	improved cycle times for new products and services;

•	improved efficiency and lower prices; and

•	access to new technologies.

All of our existing IT providers are multinational organisations operating through a local affiliate or presence in Australia.

Property, plant and equipment

Overview

A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own more than 5,200 freehold sites and occupy more than 7,500 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes.

Land access powers and immunities

The land access powers and immunities conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are limited to those inspections, maintenance and installation activities that will have a low impact on the surrounding environment. For activities not covered by the land access powers and immunities regime, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction. In some circumstances where we rely on the land access powers and immunities conferred by the Telecommunications Act to carry out construction activities or where native title exists, compensation may be claimed against us.

Environmental issues

Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to mitigate the potential for significant impacts. Each decommissioned plant is screened for hazardous substances such as polychlorinatedbiphenyls (PCBs) and chloroflurocarbons (CFCs) prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. Sites to be divested undergo environmental screening and, if appropriate, remediation, prior to sale. There are no current significant environmental issues that impede the utilisation or integrity of our network operation.

Competition

Overview

Competition in Australia’s telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra’s services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Pty Limited (Optus), won the second carrier licence enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited (Vodafone) began offering those services over their own networks. On 1 July 1997, the Commonwealth Government introduced the current regulatory regime which provides for open competition in Australia’s telecommunications industry. Since then, there has been a significant increase in the number of CSPs that have entered the Australian telecommunications market. As at 30 June 2004, we supplied services to more than 625 wholesale customers that compete in the retail telecommunications market.

From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to growth in the overall telecommunication services market. We expect both these trends to continue but at lesser rates. As at 30 June 2004, we estimate our retail market shares in the products and services we provide to be as follows: basic access services: 75%; local calls: 74%; domestic long distance minutes: 65%; international long distance minutes: 52%; mobile services: 46%; Internet services (narrowband): 26%; Internet services (broadband): 42%; data revenue: 64% (excluding ISDN but including some wholesale revenues); subscription television services (FOXTEL): 58%; and Sensis print advertising expenditure (main media): 13%.

We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all of these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.

Access and local calls

We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Many of these infrastructure competitors have access networks which compete directly with us for both business and residential customers. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (AAPT) (fixed) and Primus Telecommunications (Australia) Pty Limited (Primus) (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business’ telecommunications traffic to their own networks including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets.

National long distance and international telephone services

Competition has significantly eroded our market share for national long distance and international telephone services. A number of our competitors own their own switches, lease access and transmission capacity and resell services mainly from Optus and us. Smaller competitors usually only resell complete services. We must provide our customers with call-by-call selection or “override” dialling and default choice or “preselection” in respect of national long distance, international calls and fixed-to-mobile calls, all of which further assist other CSPs to compete. See “Competition and Regulation - Regulation - Preselection and override codes” for a discussion of regulatory requirements for preselection. The PSTN originating and terminating access and the wholesale transmission capacity services are important for facilities-based provision of national long distance and international telephony services. The charges of these wholesale products are input costs of the competitors and therefore have an impact on their retail offerings.

The regulatory processes provide a framework to determine the price terms and conditions of these services. Competition is strong in the wholesale provision of transmission services. The price is falling as new competitors enter the wholesale market. In April 2004, the ACCC decided to de-regulate the inter-capital routes and fourteen major capital-to-regional routes recognising the competitiveness of these routes.

Mobile telecommunications services

The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration as at 30 June 2004 was approximately 80%. As this level of market saturation increases, we expect the rate of further market penetration to slow for all carriers. The composition of new subscribers is also changing as growth in subscriber acquisitions is driven more by pre-paid services, rather than the traditional post-paid contract customers/Increasingly, mobile service providers are looking to future growth in revenue from data usage by existing subscribers. There is evidence of strong growth in data usage which is currently driven by the popularity of SMS. Agreement between carriers for inter-carrier SMS between GSM and CDMA networks has facilitated this growth.

Data services

The Australian data market is intensely competitive, with a number of service providers in a range of categories from network, ISPs, international and Managed Service Providers (MSPs) offering a range of domestic and international services. Competitors are typically classified as resale or infrastructure competitors and may provide fixed line and wireless data solutions. Customers are increasingly taking up new growth data services based on DSL, Ethernet or IP-based solutions. Competitive focus is intense in these growth areas, particularly across niche product solutions and specific geographic areas. Several DSL network providers are offering DSL based VPN services as an alternative to frame relay or leased line data connections. Others are also offering Voice over DSL (VoDSL), with a view to offering integrated voice and data bundles.

We work on engineering our data products and our customer support processes to establish a value proposition that will ensure our data products hold their own under these competitive conditions.

Internet access services

For Internet access services, competition is generally based on quality of service, price, speed and availability of local call access and associated information or transaction services. The ISP market in Australia is diverse and highly competitive, with approximately 690 competing retail service providers. We provide both dial-up and broadband Internet access services. Broadband services are provided to end users by Telstra BigPond™ using ADSL, cable and satellite platforms. Telstra Wholesale provides industry participants with a variety of broadband offerings including DSL Layer 3, DSL Layer 2 and Virtual ISP Broadband. We also offer an ISDN Internet access service as an alternative to standard PSTN dial-up to deliver faster Internet speeds and recently released a new pricing plan for this product for both retail and wholesale customers.

Online services

Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers. We provide services under a range of brands including telstra.com®, Yellow Pages®, White Pages®, GOeureka®, Where’s®, CitySearch® and sensis.com.au.

Wholesale services

Telstra Wholesale has more than 625 customers, including over 515 ISPs and about 34 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 30 wholesale-only products for our customers such as PSTN interconnection, DAR, Telstra Wholesale Safe Internet and a number of ADSL products.

Subscription television

The subscription television services market is competitive. FOXTEL (of which we own 50%) is the leading subscription television provider in Australia, with in excess of 900,000 subscribers (aggregating FOXTEL’s direct subscribers and subscribers receiving resold FOXTEL services via Telstra) as at 30 June 2004. In addition, FOXTEL also supplies its programming to Optus and TransACT on a wholesale basis, with those two companies utilising that programming to supply subscription television services to approximately 200,000 subscribers in aggregate. Collectively, FOXTEL is now seen in over l.l million households. FOXTEL successfully launched FOXTEL Digital in March 2004, introducing Australians to a number of television innovations including electronic programme guide (EPG), interactive sports and news, FOXTEL Box Office (a near video on demand service offering subscribers access to a range of new release movies at the push of a button) as well as superior picture and sound quality. As a result, FOXTEL is well positioned to compete on the basis of its brand and diverse program offerings delivered over both digital and analogue cable (via Telstra) and digital satellite. In the fiscal year ended 30 June 2004, FOXTEL increased the number of its subscribers by more than 8%, a rate almost double the previous year (this growth excludes Optus subscribers).

FOXTEL and Optus TV are the main providers of subscription television services over cable in largely overlapping areas, however Optus does not currently provide a digital subscription television service. FOXTEL also provides digital satellite coverage to approximately 2.5 million homes not passed by our cable network.

AUSTAR distributes subscription television through wireless and digital satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and AUSTAR compete only in limited areas. While there are no restrictions on FOXTEL entering the AUSTAR territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the AUSTAR territory. Also, FOXTEL has licensed some programming to AUSTAR on an exclusive basis in relation to most of the AUSTAR territory. Other subscription television operators offer limited services.

Subscription television providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programs. Competition is currently based on a number of factors including breadth of programming, brand, price, marketing, service support and geographic scope of service delivery. In September 1999, the ACCC declared an analogue cable subscription television broadcast carriage service. Two potential subscription television competitors sought access under the declaration but in June 2004, the access seekers withdrew the access disputes they had lodged with the ACCC. The ACCC has not declared a digital service. See “Regulation - Access”.

In March 2002, FOXTEL concluded a series of agreements, including one with Optus Vision to provide FOXTEL programming to Optus for transmission on its service. Under this agreement, FOXTEL took over responsibility for paying certain program content obligations of Optus. The agreement commenced operation on 1 December 2002. These agreements were approved by the ACCC in November 2002 subject to conditions that have been met by undertakings which cover the supply of FOXTEL services to third parties, third party access to Telstra and FOXTEL’s analogue and digital platforms and requirements for AUSTAR to provide its subscription television services to infrastructure owners. The undertakings lodged by Telstra and FOXTEL in relation to analogue subscription television access cover price and non price terms and conditions for third party access seekers and were subsequently approved by the ACCC in March 2004.

The obligation to provide a digital subscription television access service was subject to either Telstra launching such a service commercially or the ACCC granting Telstra and FOXTEL exemptions from the operation of Part XIC of the Trade Practices Act 1974 (Cwth) (TPA) in relation to that service. In December 2002, Telstra and FOXTEL lodged exemption applications in relation to the digital subscription television access service and in December 2003, the ACCC granted exemption orders in favour of Telstra and FOXTEL. These exemption orders are currently the subject of appeals before the Australian Competition Tribunal. Telstra commenced the commercial supply of digital cable subscription television carriage services to FOXTEL in March 2004.

Also in March 2002, FOXTEL agreed to supply its service to us in order for us to resell the service as part of our bundled offerings along with our consumer telecommunications products. We obtained subscription television broadcasting licences via a wholly owned subsidiary and notified the ACCC of a technical third line force in relation to Telstra reselling the FOXTEL subscription television service as part of a bundle with our services. The ACCC approved the arrangements and on 1 December 2002, we commenced bundling the FOXTEL subscription television services with our telecommunications products.

The impact of the March 2002 agreements and the subsequent undertakings will considerably expand the opportunities for companies to offer a retail subscription television product (including Telstra) and much of this will be the FOXTEL product, either as a resale product or as content supplied from FOXTEL to other infrastructure operators. We expect this to increase the appeal of FOXTEL and the general penetration of subscription television.

In March 2003, we also entered into an agreement with AUSTAR to allow us to resell AUSTAR subscription television services to our customers in regional Australia as part of our bundled offerings along with our consumer telecommunications products. Since May 2003, we have lodged various third line forcing notifications with the ACCC in relation to us bundling our services with AUSTAR services and the ACCC has accepted and not opposed each of these notifications.

Advertising, Directories and Information Services

Our White Pages® and Yellow Pages® directories and related products (both print and online) are key advertising and contact information channels for Governments and businesses, in particular SMEs across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other domestic and international advertising businesses, local newspapers and direct marketing companies which also target a similar customer base. Competing directory providers have access to CSP subscriber contact details from the Integrated Public Number Database (IPND) which we maintain as a requirement of our carrier licence.

Payphones

In our payphones business, we are seeing increasing competition due to new market entrants, calling card operators and indirect competition from increased mobile telephone use.

Regulation

Overview

Some of the major features of the Australian telecommunications regulatory regime are:

•	industry specific competition regulation;

•	any to any connectivity;

•	extensive industry specific consumer protection regulation;

•	industry codes and standards under a self-regulatory regime;

•	no limits on the number of carriers;

•	CSPs with many of the same access rights and obligations as carriers; and

•	limited carrier land access rights and statutory immunities.

Principal industry regulators

The Communications Minister is primarily responsible for telecommunications industry policy and legislation. The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his or her discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the

Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest. The ACCC administers the TPA which regulates competition generally and includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and Telstra retail price control arrangements.The ACA is responsible for reporting on telecommunications industry performance and regulating the noncompetition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:

•	carrier licensing;

•	technical regulation;

•	quality of service;

•	the customer service guarantee;

•	priority assistance;

•	network reliability framework;

•	preselection, numbering and number portability;

•	the universal service obligation;

•	the digital data service obligation;

•	spectrum management; and

•	industry codes and standards.

The ACA may give written directions to carriers, CSPs and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licence conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million. The ACCC and the ACA are independent statutory agencies. The ACCC is not generally subject to the control or direction of the Communications Minister or the Commonwealth. The Communications Minister has a power of direction in relation to the ACA. However, both the ACCC and the ACA can take action regarding the regulation of the telecommunications industry without the prior approval or knowledge of the Communications Minister or the Commonwealth.

The industry also self-regulates through codes and standards

Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, CSPs and other industry participants. These activities mainly relate to matters affecting:

•	consumers;

•	inter-carrier operations;

•	interconnection and performance of networks;

•	radio;

•	environmental issues; and

•	customer equipment and cabling.

The ACA may register such codes under the Telecommunications Act, direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or CSP does not comply, it may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant has agreed, which include non-monetary “public censure” sanctions.

The codes registered under Part 6 of the Telecommunications Act with the ACA as at 20 August 2004 relate to:

•	the handling of life threatening and unwelcome calls;

•	call charging and billing accuracy;

•	end-to-end network performance;

•	preselection;

•	commercial churn;

•	calling number display;

•	complaint handling;

•	customer information on prices, terms and conditions;

•	billing;

•	credit management;

•	customer transfer;

•	local and mobile number portability;

•	unconditioned local loop service network deployment rules;

•	IPND, data provider, data user and IPND manager;

•	emergency call services;

•	deployment of radiocommunications infrastructure;

•	cabling requirements for business;

•	priority assistance for life threatening medical conditions;

•	customer and network fault management; and

•	SMS.

The Telecommunications Industry Ombudsman (TIO) is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes.

Participation is mandatory for all carriers and most CSPs unless exempted by the ACA.

Carriers, carriage service providers and content service providers

We are a carrier, CSP and a content service provider.

A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence. A CSP is a person who supplies a telecommunications service to the public using network infrastructure owned by a carrier. A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Competition regulation

Competition rule

In addition to the general requirements of trade practices law, a carrier or CSP must not engage in anticompetitive conduct in breach of the competition rule. A carrier or CSP may be in breach of the competition rule if it:

•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.

The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or CSP has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or CSP.

The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or CSP for penalties or damages.

To issue a competition notice (Part A or Part B), the ACCC need only have a reason to believe that there is a breach of the competition rule rather than being affirmatively satisfied of a breach of the competition rule after full investigation.

Any person (including a carrier’s or CSP’s competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.

A carrier or CSP may be liable to pay penalties of up to A$10 million plus A$l million per day of contravention, and for compensatory damages to affected third parties, if:

•	it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.

No final decision in relation to a competition notice has yet been handed down by a court.

If the ACCC issues a competition notice, it may also give a carrier or CSP a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or CSP does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at any time.

While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or CSP to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or CSP complies with the advisory notice. Also, a court may have regard to the ACCC’s opinion in determining whether a carrier or CSP is liable for penalties or damages if the court finds it to have been in breach of the competition rule.

A competition notice relating to changes to BigPond Broadband pricing was issued against Telstra in March 2004. The competition notice remains in force at 20 August 2004.

Information gathering powers

The ACCC may seek information from carriers or CSPs with substantial market power in the telecommunications industry concerning charges for products and services, including in Telstra’s case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.

Record-keeping rules

The ACCC has in place financial record-keeping rules. These accounting rules require detailed three or six monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.

The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules but only in relation to retail services.

Accounting Separation

In April 2002, the Communications Minister announced that the Commonwealth Government required accounting separation of our wholesale and retail arrangements in order to ensure our wholesale arm treats all retail providers in an equitable fashion.

On 19 June 2003, the Communications Minister issued his final Accounting Separation Direction to the ACCC requiring it to issue record keeping rules giving effect to that direction. One requirement of the direction is for Telstra to update its regulatory accounting records from historic to current cost, which has and continues to impose some resource costs on us. Preparation of the regulatory accounts for the core PSTN services of PSTN interconnection, local call resale and the unconditioned local loop will provide a basis for comparison in relation to any existing regulated prices for these products. To date, two interim reports have been produced and we continue to work towards producing a full set of accurate current cost accounts, a process expected to take some time given the extensive and complicated nature of the task. The interim reports are based on a range of assumptions, hence the results should be treated with caution.

An additional requirement under the accounting separation rules is for Telstra to publish imputation test results for various PSTN services including basic access, locals calls, national long distance, international long distance and fixed to mobile services. An imputation test measures whether an efficient competitor of Telstra can compete against our retail product offering, based on our retail price and an assessment of the efficient wholesale and retail costs to the competitor of providing the service. In the context of the accounting separation obligations, these costs are determined by the information in our regulatory accounts.

A further requirement relating to the accounting separation obligations is for the ACCC to publish a series of metrics that compare our performance in terms of new service connections and fault rectification for both wholesale and retail customers. We are required by law to provide equivalent service and the metrics published to date demonstrate our compliance. We believe they will continue to do so. However, because wholesale customers represent a small and non-random sample of the Telstra customer base, statistical anomalies are possible.

Another requirement relating to the accounting separation obligations is for the ACCC to publish information about the state of competition in relation to services for business customers. The first report from the ACCC is expected in the second half of 2004.

Retail price restrictions

The Commonwealth Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005. The Communications Minister has asked the ACCC to undertake an inquiry into the price arrangements which will apply from 1 July 2005. The ACCC has announced that a draft report will be available by the end of October 2004, with their final report available by 31 January 2005.

CPI-X or CPI+X price restrictions

We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5%. If the CPI is less than 4.5%, we are required to reduce our prices accordingly.

We have scope to increase line rental charges by up to CPI+4%.This cap recognises that basic access lines are currently priced at considerably less than the cost to provide the service and that we should be permitted to increase the line rental charge to cover costs, while at the same time reducing call prices which have, in the past, subsidised the below cost line rental. Connection services continue to be capped so that the charge for them increases by no more than the CPI.

The ACCC has powers to monitor and report on our compliance with price controls.

Local call charges

We and other CSPs must offer untimed local calls to:

•	residential and charity customers for all local calls; and

•	business customers for local voice calls.

We are not permitted to charge more than 40 cents (including GST) for a local call from a public payphone.

We are not permitted to charge more than 22 cents (including GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We offer reduced rates for local calls with some of our service plans.

We continue to be obliged to ensure that:

•	our average price for untimed local calls provided to residential and charity customers in nonmetropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and

•	our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.

Directory assistance service charges

We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999, we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge via the number 1223.

Access

The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.

Declaration of services

The TPA creates an access regime specific to the telecommunications industry.The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be “declared services”. Carriers and CSPs have a qualified right to acquire declared services from other carriers and CSPs.

Carriers and carriage service providers must comply with “standard access obligations”

Unless exempted by the ACCC, carriers and CSPs who supply declared services to themselves or anyone else must comply with “standard access obligations”. They must provide the declared services to carriers, CSPs or content service providers who require them in order to provide telecommunications services or content services to end users.

Services not declared are not subject to regulation under this access regime. Therefore, access to nondeclared services is a commercial matter, subject only to the general trade practices law.

Current declared services

The services which have been listed as declared by the ACCC include:

•	originating and terminating access for domestic PSTN and ISDN telecommunications networks;

•	terminating access for GSM and CDMA mobile telecommunications networks;

•	transmission capacity on all routes (except links between mainland capital cities and some routes between capital cities and regional centres) on bandwidths of 2,4,6,8,34/45,140/155 or higher Mbps;

•	digital data access service (domestic carriage of data between exchange or other network facilities and customer premises);

•	an unconditioned local loop service using unconditioned copper wire in our customer access network;

•	local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);

•	local carriage services (in effect, this is local call resale);

•	analogue cable subscription television broadcast carriage service; and

•	the spectrum sharing service (also known as “line sharing”).

Terms and conditions of access

A carrier or CSP may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC.

The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking (including the relevant terms and conditions) has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Access arbitrations

There is a detailed regime for ACCC arbitration of access disputes. At present, however, there are no arbitrations involving Telstra’s supply of declared services. However, it may be that in the future some of our wholesale customers will seek an arbitrated decision from the ACCC in relation to the terms and conditions of a declared service. The ACCC has wide discretion in access disputes to deal with matters relating to access to the declared service and may terminate an arbitration in certain circumstances. In December 2002, the Commonwealth Government removed merits appeal rights from the ACCC’s final decisions in arbitrations.

Access pricing

The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.

The ACCC has published general Access Pricing Principles setting out how the ACCC proposes to approach price issues when considering access undertakings and determining access disputes. In general, the ACCC proposes that the prices of declared services should be cost-based. In particular, it proposes to require access prices for such services to be based on the total service long run incremental cost (TSLRIC) of providing the service.

In January 2003, we lodged access undertakings with the ACCC setting out the prices upon which we are willing to supply the core PSTN services of PSTN interconnect, local call resale and unconditioned local loop services. In November 2003, we lodged revised undertakings for these services. The consultation period for these undertakings finished in March 2004. As at 20 August 2004, the ACCC has not made a decision on whether to accept or reject the undertakings.

In October 2003, the ACCC published its determination of its model price and non-price terms of supply of these core services.

In September 2003, we lodged an access undertaking with the ACCC setting out the price at which we are willing to supply the spectrum sharing service. The consultation period for this undertaking finished in March 2004. On 25 June 2004, the ACCC published a draft determination to reject the undertaking. A final decision on whether to accept or reject the undertaking will be made following public comment of the draft determination.

Local call resale

The ACCC has stated that for local call resale, it is likely to adopt pricing on the basis of our retail price less “average retail” (or avoidable) costs in any access dispute. Future pricing of local call resale is likely to be determined through the current access undertakings process.

PSTN originating/terminating access

The ACCC has issued final pricing principles for PSTN originating and terminating services based on TSLRIC principles. Future pricing of PSTN access is also likely to be determined through the current access undertakings process.

Mobile terminating access

On 30 June 2004, the ACCC issued a final report on mobile terminating access services. The report recommended that the existing declaration should be varied to include voice services terminating on 3G networks. At the same time, the ACCC decided not to extend the expiry date for the declaration of originating access services. The ACCC also proposed new pricing principles for mobile terminating access which are aimed at generating a gradual reduction in the price of the mobile termination access service to a level that the ACCC believes represents a closer association of price and the best cost measures the ACCC has available to it. The staged adjustment period will be referenced back to 1 July 2004 and conclude on 1 January 2007. These pricing principles are currently subject to an appeal lodged by another carrier.

PSTN termination to non-dominant carriers

The ACCC has issued final pricing principles for PSTN termination to non-dominant carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC and that no access deficit contribution should be included in the TSLRIC of nondominant networks. The ACCC also found that where a non-dominant PSTN network has costs significantly lower than those of our TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.

Unconditioned local loop (ULL)

The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles. Future pricing of ULL services is also likely to be determined through the current access undertakings process.

Spectrum Sharing Services

The ACCC announced its decision to declare the Spectrum Sharing Service (or “line sharing”) in August 2002.

The ACCC’s stated pricing principles for the declared Spectrum Sharing Service are based on TSLRIC principles. Future pricing of Spectrum Sharing Services is also likely to be determined through the current access undertaking process.

Carrier-to-carrier access obligations

Each carrier must provide access on request to other carriers to:

•	its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;

•	information relating to the operation of its networks; and

•	its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are colocated on towers and in underground ducts, unless the ACA finds that colocation is not technically feasible.

Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions.

We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network but has not done so to date.

Carriers must also comply with the Facilities Access Code issued by the ACCC in relation to access to underground facilities and certain towers and sites.

Carrier licences

Carrier licences are issued by the ACA. The annual charge for a carrier licence was reduced as at 1 July 2004 from A$10,000 to less than A$1,000 plus a pro rata revenue-based contribution to industry regulatory costs.

All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations.

Any breach of licence conditions is subject to a penalty of up to A$10 million.

The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently includes requirements for us to:

•	provide operator and directory assistance services;

•	annually produce, publish and provide an alphabetical telephone directory;

•	establish and maintain the IPND and provide access to the IPND to all CSPs;

•	have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;

•	extend an equivalent mobile service to those areas previously served by the analogue network (we are providing this through our CDMA network);

•	develop, implement and maintain a priority assistance policy and have processes, systems and practices in place to ensure that those customers with a life threatening medical condition can be identified and provided with priority assistance;

•	monitor and publicly report on the reliability of our network in designated geographical areas of Australia and, where necessary, take appropriate action to remediate a customer’s service;

•	provide mobile coverage in selected population centres and on selected highways; and

•	make available the Internet assistance program.

Carriage service provider obligations

A CSP that provides certain basic telecommunications services must provide or arrange for the provision of:

•	itemised billing services;

•	operator services; and

•	directory assistance services to end users.

We must provide operator and directory assistance services to CSPs on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A CSP must supply information for the IPND.

Powers and immunities

A carrier may enter onto land and exercise any of the following powers:

•	inspect the land to determine whether the land is suitable for the carrier’s purposes;

•	install a facility on the land; and

•	maintain a facility that is situated on the land.

A carrier may only exercise the power to install a facility if:

•	the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;

•	the facility has been determined to be a “low impact facility” by the Communications Minister (for example, specified types of underground conduit and cable); or

•	the facility is a temporary defence facility.

If we engage in these activities, we must take reasonable steps to restore the relevant land and may be liable to pay compensation to land owners for financial loss or damage suffered by them as a result of our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities installation activities.

Facilities other than those described above may only be installed with the permission of the relevant landowner and in compliance with all relevant State, Territory and local laws.

No limitation of tort liability

The ACA has power to impose a cap on our liability in tort for damages claims but has decided not to do so.

Number portability

Number portability allows customers to switch certain services to another CSP but keep the same telephone number.

The ACA numbering plan mandates number portability for some services

The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:

•	local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;

•	inbound number portability affecting all 1800,1300 and One3 numbers became operational on 30 November 2000; and

•	mobile number portability became available from 25 September 2001.

In July 2004, the ACCC directed the ACA to implement premium rate number portability. The ACA is currently consulting with industry on achieving this and a preliminary view will be provided by the ACA later in 2004.

Terms and conditions of supply are negotiated or arbitrated

The terms and conditions on which CSPs supply number portability are set by commercial negotiation or arbitration.

The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability.

These principles state that each carrier or CSP should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.

Mobile number portability

The ACCC’s final report on mobile number portability pricing principles only allows us to recover from other carriers or CSPs our efficiently incurred transit costs of providing mobile number portability from other carriers or CSPs.

Preselection and override codes

Preselection allows customers, while connected to a CSP, to specify another CSP to provide some telecommunications services. Override codes allow a customer to select a different CSP on a call-by-call basis.

Currently, CSPs must provide for the preselection of one CSP for the following voice calls:

•	national long distance calls;

•	fixed-to-mobile calls;

•	international calls; and

•	some operator services.

An override function for these voice calls must also be provided. The terms and conditions for provision of preselection are as agreed between the CSPs. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.

Interception

Carriers are required by law to help law enforcement agencies in Australia in certain circumstances. Carriers are not expected to provide help without remuneration but they are to neither profit from, nor bear the costs of, providing such help. They must also, unless exempted by the Communications Minister or the agency co-ordinator, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services are capable of being intercepted.

Universal service and digital data service obligations

As the primary universal service provider, we have an obligation to fulfil the universal service obligation (USO) throughout the whole of Australia. This means that we must ensure that standard telephone services, payphones and any prescribed carriage service (of which none have been prescribed) are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business.

As part of this obligation, we must make special customer equipment available to people with disabilities and offer interim telephone services in certain circumstances where there will be an extended delay in connecting or repairing a fault with a standard telephone service.

We are also a digital data service provider and have an obligation to fulfill the digital data service obligation (DDSO) throughout the whole of Australia. This requires us to ensure that all people in Australia have reasonable access to a digital data service with a data speed broadly equivalent to 64kbps. We fulfill the DDSO through the supply of ISDN services (a General Digital Data Service (GDDS)), to which at least 96% of the Australian population have access, and through the supply of BigPond™ satellite 1 way services (a Special Digital Data Service (SDDS)) for the remainder of the population.

In our roles as the primary universal service provider and digital data service provider, we are required to submit plans to the ACA and the Communications Minister for their approval which set out how we will progressively fulfil the USO and DDSO throughout Australia. Our approved USO Policy Statement, USO Standard Marketing Plan and Digital Data Service Plans are available from our web site at www.telstra.com.au/universalservice and www.telstra.com.au/corporate/ddsp.htm.

The Communications Minister may determine a system to select carriers to be the primary universal service providers or regional universal service provider for all or some universal services for particular years.

The net losses that result from supplying loss-making services and from facilitating the satellite subsidy for SDDSs in the course of fulfilling the USO and DDSO are required to be shared among all carriers and any CSPs determined by the Communications Minister (none have been determined). The Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) provides that a universal service provider’s net universal service cost, as assessed by the ACA, is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier.

For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a universal service reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.

However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999 (Cwth), the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance - a previous Communications Minister has determined costs for the fiscal year ended 30 June 2004 as A$231.7 million and the fiscal year ended 30 June 2005 as A$211.3 million.The net USO costs for subsequent years have not been determined as yet.

As the primary universal service provider, we receive no contribution from other carriers for any nonrecognised USO costs.

The Commonwealth Department of Communications, Information Technology and the Arts (DCITA) reviewed the USO and customer service guarantee regime and the Communications Minister tabled a report in Parliament on 17 June 2004 proposing changes to the USO funding arrangements. The recommendation for USO funding in the report is for the USO costs to be simplified and for Telstra to meet the USO legacy costs associated with legacy telephone services. However, the Government announced at the time of the release of this report that it does not intend to change the broad legislative framework governing USO costing and funding.

Customer service guarantee (CSG)

At the direction of the Communications Minister, the ACA has made mandatory standards for CSPs (including Telstra) in relation to the provision and repair of standard telephone services and the keeping of customer appointments associated with these activities.

These customer service standards have been in effect since 1 January 1998. A revised CSG Standard came into effect in July 2000 which clarified that the new standard only applied to eligible customers with five or less standard telephone services and tightened some connection and restoration timeframes.

In accordance with the CSG Standard:

•	we will connect a new standard telephone service within timeframes that range between two working days (where a telephone service has recently been working at the new premises and can be automatically re-connected) and a maximum of 20 working days (where new Telstra network infrastructure has to be provided). The actual timeframe may also be dependant upon whether the CSG customer is located in an urban, rural or remote location; and

•	we will repair a CSG service in set timeframes according to the customer’s location, which is either one, two or three full working days for customers located in urban, rural and remote areas respectively.

As from 1 January 2003, we reduced our connection timeframes in minor rural and remote locations where Telstra infrastructure does not exist from 6 months to 20 working days.

The damages payable under the CSG Standard include:

•	for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and

•	for a delayed connection or repair, A$12 for a residential customer and A$20 for a business customer for each working day of delay up to five working days and A$40 per working day of delay after that.

Damages cannot exceed A$25,000 per customer for each contravention.

If we have reason to believe that an event has occurred that is reasonably likely to result in us being liable to pay damages to a customer for a breach of the CSG Standard, we will notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period. This is the case irrespective of whether the customer has claimed those damages.

The Communications Minister issued a draft direction in June 2003 to amend the CSG Standard and sought comments from industry. A report prepared by the DCITA following the USO and CSG review, which was tabled in Parliament by the Communications Minister on 17 June 2004, recommended no major amendments to the CSG Standard.

Priority Assistance

The Communications Minister made an amendment to our carrier licence conditions in May 2002 requiring Telstra to implement arrangements for maximising service continuity to priority customers. As part of these arrangements, we have developed and implemented and must maintain a documented priority assistance policy and have processes, systems and practices in place to ensure that priority customers can be identified and provided with priority assistance in accordance with our priority assistance for individuals policy.

The Communications Minister approved our policy on 17 June 2002. The policy aims to provide eligible residential customers, who have a diagnosed life-threatening medical condition with a high risk of rapid deterioration and whose life may be at risk without access to a fully operational phone service, with the highest level of service practicably available at the time on the connection and repair of standard telephone services.Telstra customers need to substantiate their eligibility or the eligibility of someone else residing at their premises, with certification from a medical practitioner or an authorised person.

Priority customers are entitled, unless circumstances make it unreasonable, to have a first standard telephone service connected and a fault with a nominated standard telephone service repaired within 24 hours in urban and rural areas and within 48 hours in remote areas. In addition, priority customers receive 24 hour, 7 days a week service for fault management, handling and repair. Where these timeframes cannot be met, we will offer eligible priority customers the choice between an interim priority service and an alternative service, for example call diversion to another telephone number of their choice. As part of our licence condition, we must undertake a communications strategy to generate public awareness and advise customers of priority assistance. As at 30 June 2004, we had approximately 105,000 customers with priority assistance status.

Network Reliability Framework

The Network Reliability Framework (NRF) is an outcome of the Telecommunications Service Inquiry (Besley Inquiry) which was conducted during 2000.

The NRF was introduced through an amendment to our carrier licence conditions, which took effect from 1 January 2003, and embraces CSG telephone services only -generally, those telephone services that are provided to customers with five or less standard telephone services.

The NRF is a compliance and reporting framework that aims to improve the reliability of our network at three different levels:

•	Level 1 - 44 geographical areas throughout Australia, which are based on our work regions. We are required to provide a monthly report to the ACA on the percentage of CSG services with no faults and the average percentage of service availability for each geographical area. This information is also made publicly available on our web site at www.telstra.com.au/servicereports;

•	Level 2 - the exchange service area (ESA) level, of which there are approximately 5,000 throughout Australia. We are required to provide monthly reports to the ACA of those ESAs where a predetermined number of CSG services (which is dependent upon the total number of CSG services in the ESA) have had one or more faults in each of the two preceding calendar months. The ACA can request further information from us regarding the performance of a particular ESA and may seek to have remedial action undertaken to reduce the incidence of faults in a particular ESA; and

•	Level 3 - the individual service level. We are required to take reasonable action to prevent a CSG service from experiencing four or more faults in a rolling 60 day period or experiencing five or more faults in a year. Where either of these thresholds is breached, we are required to investigate the reason for the breach, undertake such remediation as is necessary and report the contravention to the ACA.

The NRF adds to the range of consumer safeguards already in place, for example the USO, CSG Standard and priority assistance.

Supply terms and conditions

Under a determination made by the ACA, since March 2000 CSPs that formulate a standard form of agreement relating to the supply to an ordinary customer of designated goods and services have been required to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Hong Kong Telecommunications Regulatory Information

We own 50% of REACH which, through its wholly owned subsidiaries including REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.

We also own CSL which conducts a cellular mobile business in Hong Kong. CSL holds a Public Radiocommunication Service licence which covers the establishment, maintenance and operation of a cellular network in Hong Kong. CSL also holds a 3G mobile services licence.

Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and CSL must comply.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally contained in the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).

The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of Internet services.

The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority (OFTA) was established in 1993 as an independent Government department and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance.

The TA’s powers include:

•	issuing licences;

•	making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;

•	requiring a licensee to comply with the terms of its licence and any applicable legislation; and

•	suspending or revoking licences as enforcement measures or for the protection of the public interest.

Competition provisions

The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world. Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions.

The Telecommunications (Amendment) Ordinance 2003 (Ordinance) was passed in July 2003 by the Legislative Council of the Hong Kong Special Administrative Region and came into force on 9 July 2004. The purpose of the Ordinance is to regulate merger activity in some aspects of the telecommunications industry through empowering the TA to issue binding directions to carrier licensees when certain changes in the ownership of, or the control of, a carrier licensee occur which, in the TA’s opinion, have or are likely to have the effect of substantially lessening competition in a telecommunications market. Guidelines on how the Ordinance is to be enforced were published by the TA in May 2004, following two rounds of public consultation in which Telstra and CSL participated.

Second Generation (2G) licence renewal process

The TA is currently conducting a consultation process on proposals for the renewal of existing 2G mobile licences held by Hong Kong’s mobile carriers which are due to expire in the period from July 2005 until September 2006.

In its most recent consultation document, the TA has proposed that existing GSM and Personal Communication Service (PCS) licensees (of which CSL is one) be entitled to a right of first refusal in respect of new licences granted in existing 2G frequency spectrum in order to maintain continuity of service to mobile subscribers and provide a stable investment environment for existing operators. The TA has also proposed that this right of first refusal not be extended to existing Time Division Multiple Access (TDMA) and CDMA licensees.

CSL holds a licence to TDMA spectrum, but has progressively been migrating its subscriber base out of TDMA with a reduction in subscriber numbers from 140,000 to 30,000 between 2000 and 2003. The OFTA proposes to make the CDMA and TDMA spectrum available in part for a new licensee which would likely, on the basis of the current TA proposals, be a CDMA2000 3G mobile data operator.The TA has emphasised that the matter is still subject to consultation and Telstra and CSL have participated in the most recent round of consultation which closed on 19 June 2004.

New Zealand Telecommunications Regulatory Information

TelstraClear, our wholly owned subsidiary, is the second largest full service carrier in New Zealand. Below is a brief outline of the New Zealand telecommunications regulatory regime.

Telecommunications Act 2001

Throughout the 1990s, the telecommunications sector in New Zealand was subject to a “light-handed” regulatory regime. Unlike most other OECD countries, no industry-specific regulatory authority was established in New Zealand to regulate and monitor telecommunications competition and to promote efficient and sustainable entry. This light-handed approach came to an end with the introduction of the Telecommunications Act 2001.

The Telecommunications Act 2001 provides the principal framework for the regulation of telecommunications in New Zealand and grants a telecommunications sector-specific regulatory role to the New Zealand Commerce Commission (Commission). Under the Telecommunications Act 2001, the Commission’s functions are to:

•	make determinations on disputes between the access seeker and the access provider over access obligations of designated and specified services and also on price in the case of designated services;

•	determine the net cost and apportionment (amongst industry players) of Telecommunications Service Obligations and monitor the Telecommunications Service Provider’s (currently Telecom) compliance with its Telecommunications Service Obligations (broadly, a USO);

•	recommend to the Minister the desirability of regulating additional services where considered necessary; and

•	propose and approve telecommunications access codes relating to designated and specified services for the telecommunications industry.

Determinations by the Commission under the Telecommunications Act 2001

The Commission has made determinations under the Telecommunications Act 2001 for TelstraClear in relation to an interim price for residential resale (made on 14 June 2004) and wholesaling (made on 12 May 2003). The Commission has also made a draft determination in relation to wholesaling for CallPlus.

The Commission has made two interim price determinations for interconnection between Telecom and TelstraClear’s PSTN network and for wholesale (resale) of a range of Telecom’s business retail services.

Telecom and TelstraClear have both sought final price determinations and these are proceeding.

The Commission has also decided to determine the apportionment of costs in implementing local and mobile number portability in response to a joint application (from TelstraClear, WorldxChange, CallPlus, Compass and iHug).

The Commission has recommended, and the New Zealand Government has accepted, that unbundled bitstream should become a designated service. In addition, in June 2004, the Commission began an investigation into whether mobile termination should become a designated service.

Competition Provisions

The Commerce Act 1986 is New Zealand’s generic competition legislation outlawing anti-competitive conduct in all industries and is enforceable by the Commission and by market participants.

Investments in controlled entities

Below is a list of our investments in controlled entities

		Telstra Entity’s
	Country of	recorded amount of		% of equity held by
Name of entity	incorporation	investment (a)		immediate parent

		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%

Parent entity
Telstra Corporation Limited(1)	Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd*(9)	Australia	—	—	—	—
Telstra Finance Limited(1)(8)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Ltd(1)	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd*	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd*(8)	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd*(8)	Australia	—	—	100.0	100.0
On Australia Pty Ltd*(3)(6)(12)	Australia	—	11	100.0	100.0
Telstra Media Pty Ltd(3)	Australia	381	381	100.0	100.0
Telstra Multimedia Pty Ltd*(1)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited(1)	Australia	84	84	100.0	100.0
Telstra New Wave Pty Ltd(1)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd*(8)(16)	Australia	—	—	100.0	100.0
Customer Contact Technologies Pty Ltd*(8)(16)	Australia	—	—	100.0	100.0
Data & Text Mining Technologies Pty Ltd*(8)(16)	Australia	—	—	100.0	100.0
Lurebird Technologies Pty Ltd*(8)(16)	Australia	—	—	100.0	100.0
Telstra onAir Holdings Pty Ltd*	Australia	302	302	100.0	100.0
▪TelstraOnAir Infrastructure Holdings Pty Ltd*	Australia	—	—	100.0	100.0
▪Telstra 3G Spectrum Holdings Pty Ltd*	Australia	—	—	100.0	100.0
Telstra Holdings Pty Ltd(1)	Australia	7,177	7,293	100.0	100.0
▪ Beijing Australia Telecommunications Technical Consulting Services Company Limited(7)(11)	China	—	—	100.0	100.0
▪ Telstra Holdings (Bermuda) No. 2 Limited(11)	Bermuda	—	—	100.0	100.0
▪ Telstra CSL Limited (11)	Bermuda	—	—	100.0	100.0
▪ Bestclass Holdings Ltd(11)	British Virgin Islands	—	—	100.0	100.0
▪ Hong Kong CSL Limited(11)	Hong Kong	—	—	100.0	100.0
▪ Integrated Business Systems Limited(11)	Hong Kong	—	—	100.0	100.0
▪ One2Free Personalcom Limited(11)	Hong Kong	—	—	100.0	100.0
▪ CSL Limited(11)	Hong Kong	—	—	100.0	100.0
▪Telstra Holdings (Bermuda) No 1 Limited(11)	Bermuda	—	—	100.0	100.0
▪Telstra International HK Limited(11)	Hong Kong	—	—	100.0	100.0
▪Telstra IDC Holdings Limited(6)(11)	Bermuda	—	—	100.0	100.0
▪Telstra Japan Retail K.K.(11)	Japan	—	—	100.0	100.0
▪Telstra Singapore Pte Ltd(11)	Singapore	—	—	100.0	100.0
▪Telstra Global Limited(11)	United Kingdom	—	—	100.0	100.0
▪Telstra Europe Limited(11)	United Kingdom	—	—	100.0	100.0
▪Cable Telecom (GB) Limited(11)(15)	United Kingdom	—	—	100.0	—
▪Cable Telecom Europe Limited(11)(15)	United Kingdom	—	—	100.0	—
▪Cable Telecommunication Limited(11)(15)	United Kingdom	—	—	100.0	—
▪PT Telstra Nusantara(11)	Indonesia	—	—	100.0	100.0
▪Telstra Inc.(11)	United States	—	—	100.0	100.0
▪Telstra India (Private) Limited(11)	India	—	—	100.0	100.0
▪Telstra Limited(11)(16)	New Zealand	—	—	100.0	100.0
▪Telstra New Zealand Holdings Limited (formerly NDC New Zealand Limited)(5)(11)	New Zealand	—	—	100.0	100.0
▪TelstraClear Limited(11)	New Zealand	—	—	100.0	100.0
▪TelstraSaturn Holdings Limited(11)	New Zealand	—	—	100.0	100.0
▪CLEAR Communications Limited(11)	New Zealand	—	—	100.0	100.0
Telstra Communications Limited(1)	Australia	29	29	100.0	100.0
▪Telecom Australia (Saudi) Company Limited(6)(7)(10)(11)	Saudi Arabia	—	—	50.0	50.0
Telstra Rewards Pty Ltd*	Australia	14	14	100.0	100.0
▪Telstra Visa Card Trust(6)	Australia	—	—	100.0	100.0
▪Qantas Telstra Card Trust(6)	Australia	—	—	100.0	100.0

		Telstra Entity’s
	Country of	recorded amount of		% of equity held by
Name of entity	incorporation	investment (a)		immediate parent

		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%

▪ Telstra Visa Business Card Trust(6)	Australia	—	—	100.0	100.0

Telstra Media Holdings Pty Ltd(1)	Australia	29	29	100.0	100.0
▪ Telstra Enterprise Services Pty Ltd(1)	Australia	—	—	100.0	100.0
▪Telstra Pay TV Pty Ltd (1)	Australia	—	—	100.0	100.0

Telstra Services Solutions Holdings Limited (formerly Telstra CB Holdings Limited(1)(5)	Australia	898	898	100.0	100.0
▪Telstra CB.net Limited(1)	Australia	—	—	100.0	100.0
▪Telstra CB.Com Limited(1)	Australia	—	—	100.0	100.0
▪ Telstra CB.fs Limited(1)	Australia	—	—	100.0	100.0
▪ Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd)(1)(5)	Australia	—	—	100.0	100.0
▪ Australasian Insurance Systems Pty Ltd(1)	Australia	—	—	100.0	100.0
▪ TRC Computer Systems Pty Ltd(1)	Australia	—	—	100.0	100.0
▪ DBA Limited(1)	Australia	—	—	100.0	100.0
▪ Brokerlink Pty Ltd(1)	Australia	—	—	81.3	81.3
▪ DBA Computer Systems Pty Ltd(1)	Australia	—	—	100.0	100.0
▪ Brokerlink Pty Ltd(1)	Australia	—	—	18.7	18.7
▪Unilink Group Pty Ltd*(3)	Australia	—	—	100.0	100.0

Network Design and Construction Limited(1)	Australia	177	177	100.0	100.0
▪ NDC Global Holdings Pty Ltd(1)	Australia	—	—	100.0	100.0
▪ NDC Telecommunications India Private Limited(11)	India	—	—	98.0	96.0
▪ PT NDC Indonesia(11)	Indonesia	—	—	95.0	95.0
▪ NDC Global Philippines, Inc(6)(7)(11)	Philippines	—	—	100.0	100.0
▪ NDC Global Services (Thailand) Limited(6)(11)	Thailand	—	—	49.0	49.0
▪ NDC Global Holdings (Thailand) Limited(6)(11)	Thailand	—	—	49.0	49.0
▪ NDC Global Services (Thailand) Limited(6)(11)	Thailand	—	—	51.0	51.0
▪ NDC Global Services Malaysia Sdn. Bhd(6)(11)	Malaysia	—	—	100.0	100.0
▪ NDC Global Services Pty Ltd(1)	Australia	—	—	100.0	100.0
▪ NDC Telecommunications India Private Limited(11)	India	—	—	2.0	—

Sensis Pty Ltd(1)	Australia	757	121	100.0	100.0
▪ CitySearch Australia Pty Ltd*	Australia	—	—	100.0	100.0
▪ CitySearch Canberra Pty Ltd*	Australia	—	—	100.0	100.0
▪ Trading Post Group Pty Ltd(1)(2)(14)	Australia	—	—	33.0	—
▪ Trading Post (Australia) Holdings Pty Ltd(1)(14)	Australia	—	—	100.0	—
▪ Trading Post Group Pty Ltd(1)(2)(14)	Australia	—	—	67.0	—
▪The Melbourne Trading Post Pty Ltd(1)(2)(14)	Australia	—	—	100.0	—
▪The National Trading Post Pty Ltd(1)(2)(14)	Australia	—	—	100.0	—
▪Australian Retirement Publications Pty Ltd *(1)(2)(14)	Australia	—	—	100.0	—
▪ Collectormania Australia Pty Ltd*(1)(2)(14)	Australia	—	—	100.0	—
▪ The Personal Trading Post Pty Ltd(1)(2)(14)	Australia	—	—	100.0	—
▪ Auto Trader Australia Pty Ltd(1)(2)(14)	Australia	—	—	100.0	—
▪ WA Auto Trader Pty Ltd(1)(2)(14)	Australia	—	—	100.0	—
▪ Sydney Buy & Sell Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Sydney Auto Trader Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Ad Mag SA & NSW Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Ad Mag AGI Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Trading Post (AW) Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Warranty Direct (Australia) Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Just Listed Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Trading Post (TCA) Pty Ltd(1)(2)(14)	Australia	—	—	100.0	—
▪ Research Resources Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Queensland Trading Post Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Trading Post Marketing (Qld) Pty Ltd *(2)(14)	Australia	—	—	100.0	—
▪ Trading Post on the Net Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪Trading Post Australia Pty Ltd(1)(2)(14)	Australia	—	—	100.0	—
▪Appraised Staff Agency Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪Tradernet Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Trading Post Classifieds Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪Trading Post On Line Pty Ltd*(2)(14)	Australia	—	—	100.0	—
▪ Telstra Retail Pty Ltd*(6)	Australia	—	—	—	100.0
▪ Sensis Holdings Pty Ltd*	Australia	—	—	100.0	100.0
▪ Invizage Pty Ltd*(13)	Australia	—	—	75.0	—
▪ Pacific Access Enterprises Pty Ltd*(6)	Australia	—	—	—	100.0
▪ WorldCorp Holdings (S) Pte Ltd(6)(11)	Singapore	—	—	—	100.0
▪ WorldCorp Publishings Pte Ltd(6)(11)	Singapore	—	—	—	100.0

Total investment in consolidated entities		12,537	12,028

(a)	The amounts recorded are before any provision for reduction in value.

*	These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission (“ASIC”).

(1)	The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

•	Telstra Corporation Limited;

•	Telstra Holdings Pty Ltd;

•	Telstra International Limited;

•	Telstra Communications Limited;

•	Telstra New Wave Pty Ltd;

•	Telstra Multimedia Pty Ltd;

•	Telstra Media Holdings Pty Ltd;

•	Network Design and Construction Limited;

•	Sensis Pty Ltd;

•	Telstra Services Solutions Holdings Ltd (formerly Telstra CB Holdings Limited);

•	Telstra CB.net Limited;

•	Telstra CB.Com Limited;

•	Telstra CB.fs Limited;

•	Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd);

•	Australasian Insurance Systems Pty Ltd;

•	TRC Computer Systems Pty Ltd;

•	DBA Limited;

•	Brokerlink Pty Ltd;

•	DBA Computer Systems Pty Ltd;

•	Telstra Enterprise Services Pty Ltd;

•	Telstra Pay TV Pty Ltd;

•	NDC Global Holdings Pty Ltd;

•	NDC Global Services Pty Ltd;

•	Telstra Corporate Services Pty Ltd;

•	Trading Post (Australia) Holdings Ltd #;

•	Trading Post Group Pty Ltd #;

•	The Melbourne Trading Post Pty Ltd #;

•	Collectormania Australia Pty Ltd #;

•	The Personal Trading Post Pty Ltd #;

•	Auto Trader Australia Pty Ltd #;

•	WA Auto Trader Pty Ltd #;

•	The National Trading Post Pty Ltd #;

•	Australian Retirement Publications Pty Ltd #;

•	Just Listed Pty Ltd #;

•	Trading Post (TCA) Pty Ltd #; and

•	Trading Post Australia Pty Ltd #.

Telstra Finance Limited is trustee to the deed of cross guarantee.

# These entities were added to the deed of cross guarantee during the fiscal year ended 30 June 2004 by an assumption deed dated 11 June 2004.

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including those subsequent amendments made. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/2017,00/321, 01/1087,02/248 and 02/1017. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

•	form a closed group and extended closed group as defined in the class order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and

•	guarantee the payment in full of the debts of the other named companies in the event of their winding up.

The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2004 and 30 June 2003 are presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed Group Statement of Financial Position	Closed Group
	As at 30 June
	2004	2003
	$m	$m
Current assets
Cash assets	604	1,187
Receivables	3,556	3,509
Inventories	200	238
Other assets	697	783

Total current assets	5,057	5,717

Non current assets
Receivables	1,760	1,848
Inventories	10	14
Investments - accounted for using the equity method	41	59
Investments - other	2,596	2,632
Property, plant and equipment	21,567	21,766
Intangibles - goodwill	248	81
Intangibles - other	617	189
Other assets	2,324	2,519

Total non current assets	29,163	29,108

Total assets	34,220	34,825

Current liabilities
Payables	1,999	2,194
Interest-bearing liabilities	3,753	1,650
Income tax payables	509	614
Provisions	350	348
Revenue received in advance	1,075	1,180

Total current liabilities	7,686	5,986

Non current liabilities
Payables	47	48
Interest-bearing liabilities	9,014	11,231
Provision for deferred income tax	1,748	1,753
Provisions	758	790
Revenue received in advance	408	433

Total non current liabilities	11,975	14,255

Total liabilities	19,661	20,241

Net assets	14,559	14,584

Shareholders’ equity
Contributed equity	6,073	6,433
Reserves	41	39
Retained profits	8,445	8,112

Shareholders’ equity available to the closed group	14,559	14,584

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2004 and 30 June 2003 is presented according to ASIC class order 98/1418 (as amended) as follows.

This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

		Closed Group
		As at 30 June
		2004	2003
Closed Group Statement of Financial Performance and Retained Profits Reconciliation	Note	$m	$m
Ordinary activities
Profit before income tax expense		5,867	3,949
Income tax expense		1,700	1,502

Net profit available to the closed group		4,167	2,447

Retained profits at the beginning of the financial year available to the closed group		8,112	7,623
Share buy-back		(649)	—
Transfer out of closed group		1	—
Transfers to retained profits(4)		—	(22)
Effect on retained profits from additions of new entities to the closed group		—	(6)

Total available for distribution		11,631	10,042
Dividends paid		3,186	1,930

Retained profits at the end of the financial year available to the closed group		8,445	8,112

(2)	On similar terms to the deed of cross guarantee formed by certain companies of the Telstra Group in (1), the following wholly owned companies of Trading Post Group Pty Ltd have also entered into a deed of cross guarantee dated 11 December 2001:

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Sydney Buy & Sell Pty Ltd;

•	Sydney Auto Trader Pty Ltd;

•	Ad Mag SA & NSW Pty Ltd;

•	Ad Mag AGI Pty Ltd;

•	Trading Post (AW) Pty Ltd;

•	Warranty Direct (Australia) Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Research Resources Pty Ltd;

•	Queensland Trading Post Pty Ltd;

•	Trading Post Marketing (Qld) Pty Ltd;

•	Trading Post on the Net Pty Ltd;

•	Trading Post Australia Pty Ltd;

•	Appraised Staff Agency Pty Ltd;

•	Tradernet Pty Ltd;

•	Trading Post Classifieds Pty Ltd; and

•	Trading Post On Line Pty Ltd.

The Trading Post Group Pty Ltd and its controlled entities are no longer required to prepare and lodge audited financial reports under the Corporations Act 2001 due to the inclusion of various companies in the group in our deed of cross guarantee via an assumption deed dated 11 June 2004.

(3)	The following companies ceased to be party to the deed of cross guarantee due to a revocation deed dated 24 October 2003:

•	On Australia Pty Ltd;

•	Telstra Media Pty Ltd; and

•	Unilink Group Pty Ltd.

(4)	During the fiscal year ended 30 June 2003, we sold our remaining shareholding in Solution 6 Holdings Limited (Solution 6). As a result, the foreign currency translation and general reserves arising from equity accounting our investment in Solution 6 were transferred out of reserves and into retained profits.

Change of company names

(5)	The following entities changed names during the fiscal year ended 30 June 2004:

•	NDC New Zealand Limited changed its name to Telstra New Zealand Holdings Limited on 1 July 2003;

•	InsNet Pty Ltd changed its name to Telstra eBusiness Services Pty Ltd on 28 November 2003; and

•	Telstra CB Holdings Limited changed its name to Telstra Services Solutions Holdings Limited on 6 April 2004.

Liquidations

(6)	As at 30 June 2004, the following companies were in voluntary liquidation:

•	On Australia Pty Ltd;

•	Telstra IDC Holdings Limited;

•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	NDC Global Services (Thailand) Limited;

•	NDC Global Holdings (Thailand) Limited; and

•	N DC Global Services Malaysia Sdn. Bhd.

The following companies were liquidated during the fiscal year ended 30 June 2004:

•	Worldcorp Holdings (S) Pte Ltd on 17 October 2003; and

•	Worldcorp Publishing Pte Ltd on 17 October 2003.

The following companies were deregistered during the fiscal year ended 30 June 2004:

•	Pacific Access Enterprises Pty Ltd; and

•	Telstra Retail Pty Ltd.

During the fiscal year ended 30 June 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra’s involvement with these trusts will be dissolved during the fiscal year ending 30 June 2005.

Controlled entities with different balance dates

(7)	The following companies have different balance dates to our balance date of 30 June for fiscal 2004:

•	Telecom Australia (Saudi) Company Limited - 31 December;

•	Beijing Australia Telecommunications Technical Consulting Services Company Limited - 31 December; and

•	NDC Global Philippines, Inc - 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Rounded investments

(8)	The cost of the Telstra Entity’s investments in controlled entities, which are not shown when rounded to the nearest million dollars is as follows:

	As at 30 June
	2004	2003
	$	$
Telstra Finance Limited	5	5
Telstra ESOP Trustee Pty Ltd	2	2
Telstra Growthshare Pty Ltd	1	1
Hypertokens Pty Ltd (16)	40,002	*
Customer Contact Technologies Pty Ltd (16)	2	*
Data & Text Mining Technologies Pty Ltd (16)	2	*
Lyrebird Technologies Pty Ltd (16)	2	*

*These entities were not directly owned by the Telstra Entity as at 30 June 2003.

Controlled entities in which we have no equity ownership

(9)	We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. We have effective control over this entity through economic dependency and have consolidated it into our group financial report. This company does not have significant assets or liabilities.

Controlled entities in which our equity ownership is less than or equal to 50%

(10)	We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.

Controlled entities not individually audited by the Australian National Audit Office

(11)	Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Dividends and distributions received by the Telstra Entity

(12)	The Telstra Entity received a distribution of A$153 million from On Australia Pty Ltd during the fiscal year ended 30 June 2004, of which A$142 million was classified as dividend revenue and A$11 million as a return of capital.

There were no significant dividends received by the Telstra Entity during the fiscal year ended 30 June 2003 from our controlled entities.

New incorporations and investments

(13)	On 31 March 2004, we acquired a 75% controlling interest in Invizage Pty Ltd. The amount initially invested was not significant.

(14)	On 5 March 2004, we purchased 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for total consideration of A$638 million. This included payments for shares (including associated acquisition costs) of A$448 million and the repayment of Trading Post Group loans of A$190 million. We recorded goodwill of A$179 million as a result of this purchase. Our investment in Trading Post (Australia) Holdings Pty Ltd includes its controlled entities as listed below:

•	Trading Post Group Pty Ltd;

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Sydney Buy & Sell Pty Ltd;

•	Sydney Auto Trader Pty Ltd;

•	Ad Mag SA & NSW Pty Ltd;

•	Ad Mag AGI Pty Ltd;

•	Trading Post (AW) Pty Ltd;

•	Warranty Direct (Australia) Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Research Resources Pty Ltd;

•	Queensland Trading Post Pty Ltd;

•	Trading Post Marketing (Qld) Pty Ltd;

•	Trading Post on the Net Pty Ltd;

•	Trading Post Australia Pty Ltd;

•	Appraised Staff Agency Pty Ltd;

•	Tradernet Pty Ltd;

•	Trading Post Classifieds Pty Ltd; and

•	Trading Post On Line Pty Ltd.

Trading Post (Australia) Holdings Pty Ltd and its controlled entities are publishing and internet classified businesses in Australia.The group operates 22 print publications, 5 online sites and two automotive inserts.

(15)	On 13 February 2004, Telstra Europe Limited purchased 100% of the shares in Cable Telecom (GB) Limited for A$39 million. This resulted in the recognition of A$23 million of goodwill on consolidation.

Our investment in Cable Telecom (GB) Limited includes its wholly controlled entities as listed below:

•	Cable Telecom Europe Limited; and

•	Cable Telecommunication Limited.

Cable Telecom (GB) Limited is a reseller of voice services to companies in the United Kingdom.

Sales and disposals

(16) The following entities were sold between entities within the Telstra Group:

•	On 13 November 2003, Telstra Enterprise Services Pty Ltd sold its investment in Telstra Limited to Telstra Holdings Pty Ltd; and

•	The following entities were sold by Telstra New Wave Pty Ltd to Telstra Corporation Limited on 30 June 2004:

•	Hypertokens Pty Ltd;

•	Customer Contact Technologies Pty Ltd;

•	Data & Text Mining Technologies Pty Ltd; and

•	Lyrebird Technologies Pty Ltd.

Directors

As at the date of this Information Memorandum our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected(1)
Donald G McGauchie	54	Chairman	1998	2003
John T Ralph	71	Deputy Chairman	1996	2003
Zygmunt E SwitkowskK(2)	56	Chief Executive Officer, Managing Director	1999	—
Samuel H Chisholm	64	Director	2000	2002
Anthony J Clark	65	Director	1996	2002
John E Fletcher	53	Director	2000	2003
Belinda J Hutchinson	51	Director	2001	—
Catherine B Livingstone	48	Director	2000	2002
Charles Macek	57	Director	2001	—
John W Stacker	59	Director	1996	2003

(1)	Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.

(2)	On 27 August 2003, the Telstra Board of Directors re-appointed the chief executive officer, Zygmunt E Switkowski, for a further term until 31 December 2007.

A brief biography for each of the directors as at the date of this Information Memorandum is presented below:

Donald G McGauchie - AO

Age 54
Chairman appointed 20 July 2004
Director since September 1998

Chairman, Rural Finance Corporation of Victoria and Telstra Country Wide Advisory Board; Deputy Chairman, Ridley Corporation Ltd; Director, Reserve Bank of Australia, National Foods Limited, James Hardie Industries NV and Nufarm Limited. Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government, including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie - Terrick West Estate.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)

Age 71
Deputy Chairman
Director and Deputy Chairman since October 1996, Interim Chairman 14 April 2004 - 20 July 2004

Chairman, Commonwealth Bank of Australia and Australian Foundation for Science; Director, Australian Farm Institute; Member, Board of Melbourne Business School; President, Scouts Australia, Victorian Branch and Patron of St Vincent’s Institute Foundation. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited and a Director of BMP Billiton Ltd and BMP Billiton Pty Ltd.

Zygmunt E Switkowski - BSc (Hons), PhD, FAICD

Age 56
Chief Executive Officer (CEO) and Managing Director
CEO and Managing Director since March 1999

Director of FOXTEL. Formerly Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd and Director of the Business Council of Australia.

Samuel H ChishoLm

Age 64
Director since November 2000

Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd). Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation (1990-1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited. Mr Chisholm has also served as Chairman of the Macquarie Radio Network.

Anthony J Clark - AM, FCA, FAICD

Age 65
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992-1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Tourism Australia; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

John E Fletcher - FCPA

Age 53
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Ltd. Formerly Chief Executive and Managing Director of Brambles Industries Ltd. Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson - BEc, FCA

Age 51
Director since November 2001

Director, Energy Australia Limited, QBE Insurance Group Limited, St Vincent’s and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry and has been associated with the Macquarie Bank since 1993. Ms Hutchinson was an Executive Director of Macquarie Bank and was previously a Vice President of Citibank Ltd. She has also served as a Director of TAB Limited.

Catherine B Livingstone - BA (Hons), FCA, FTSE

Age 48
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Sydney Institute and Director, Macquarie Bank Limited; Member, Department of Accounting and Finance Advisory Board Macquarie University. Formerly Managing Director of Cochlear Ltd and Director of Goodman Fielder Ltd.

Charles Macek - BEc, MAdmin, FSIA, FAICD, FCPA, FAIM

Age 57
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd and Financial Reporting Council (FRC); Director, Vertex Capital Pty Ltd,Williamson Community Leadership Program Ltd and Wesfarmers Ltd; Victorian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. He was also formerly Chairman and

Director of IOOF Holdings Ltd and Centre for Eye Research Australia Ltd and Director of Famoice Technology Pty Ltd. Mr Macek has had a long association with the finance and investment industry.

John W Stacker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE

Age 59
Director since October 1996

Chairman, Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd. Formerly Chief Scientist, Commonwealth of Australia and Chairman of Grape and Wine Research and Development Corporation.

On 1 September 2004, Samuel Chisholm announced that he would be retiring as a Director at the Company’s annual general meeting on 28 October 2004.

Senior executives

As at the date of this Information Memorandum the senior executives who are not directors are:

		Year	Year
		appointed to a	appointed to
Name	Position	GMD position	Telstra
Bruce Akhurst	Group Managing Director, Telstra Wholesale and Telstra	1999	1996
	Broadband & Media and Group General Counsel

Douglas Campbell	Group Managing Director, Telstra Country Wide	1992	1989

David Moffatt	Group Managing Director, Telstra Consumer and	2001	2001
	Marketing

Ted Pretty	Group Managing Director, Telstra Technology	2000	1997
	Innovation and Products

Michael Rocca	Group Managing Director, Infrastructure Services	2002	1968

Bill Scales	Group Managing Director, Regulatory, Corporate and	2002	2000
	Human Relations and Chief of Staff

John Stanhope	Group Managing Director, Finance & Administration and	2003	1967
	Chief Financial Officer

David Thodey	Group Managing Director, Telstra Business and	2001	2001
	Government

A brief biography of each of the senior executives who are not directors as at the date of this Information Memorandum is as follows:

Bruce J Akhurst - LLB, BEc (Hons)

Bruce Akhurst has responsibility for our Wholesale business, our broadband business, including Internet service provider BigPond™, our advertising and directory business, Sensis and Telstra Media. Bruce sits on the boards of TelstraClear and FOXTEL and is chairman of Sensis. Within Telstra, he has management responsibility for our digital media strategy, which includes our investment in FOXTEL, and our broadband deployment and strategy. In addition, Bruce heads our Legal and Company Secretariat group and is Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining the Company, he was the Managing Partner at a national law firm.

Douglas C Campbell - BEng, FAICD

Doug Campbell was appointed Group Managing Director, Telstra Countrywide® on 4 June 2000, and has over 30 years experience in the telecommunications industry both in Australia and Canada. Prior to his appointment with Telstra Countrywide®, Doug held the positions of Group Managing Director, Telstra Wholesale and International, and Group Managing Director, Carrier Services Business. He has also held the position of Group Managing Director, Network and Technology, and Group Managing Director, Consumer and Commercial Customer Operations. Before the merger of Telecom Australia and Overseas Telecommunications Commission in March 1992, Doug was Deputy Managing Director of Telecom Australia.

Originally from Canada, Doug was President of Canadian National Communications.

David Moffatt - BBus (Mgt), FCPA

David Moffatt was appointed Group Managing Director, Telstra Consumer and Marketing from 1 October 2003. The group’s activities encompass the provision of fixed and mobile communications, broadband and entertainment services to the Australian consumer and SME segments. The group also manages the Telstra Shop chain and our extensive national network of mobile phone dealers as well as our payphone services.

During the year, David also headed Telstra International, was Chairman of CSL and board member of FOXTEL. David was previously Telstra Chief Financial Officer and Group Managing Director, Finance & Administration, a role he assumed in February 2001. Prior to joining the Company, David was Chief Executive Officer, General Electric - Australia and New Zealand.

Ted N Pretty - BA, LIB (Hons)

Ted Pretty was appointed Group Managing Director of the Telstra Technology, Innovation and Products group effective from 1 October 2003 and has accountability for the design, development and evolution of our fixed, wireless and data networks, products and services. The group also encompasses all IT services and Telstra’s Research Laboratories. Ted is also on the boards of TelstraClear and KAZ Group Limited. Previously, Ted was Group Managing Director of the Telstra Consumer and Marketing group. Prior to this, Ted was the Group Managing Director, Telstra Retail. Ted has also held positions as Group Managing Director, Convergent Business and Managing Director, Telstra International. Before joining the Company in 1997, Ted gained extensive experience as a representative, director and key advisor to a number of international telecommunications companies.

Michael Rocca - MBA, DipEng, GAICD

Michael Rocca was appointed Group Managing Director of Infrastructure Services on 14 August 2002. This unit of about 18, 000 Telstra staff as well as an extensive contract workforce, has the responsibility for providing design, installation and maintenance services to all of our Australian customers. Prior to his current assignment, Michael held a range of posts during his 36 year career including being Managing Director of a number of engineering and service organisations within the Company. In his role as Managing Director of Service Operations, he has led the group to achieve an enviable record in the area of delivering substantial customer service improvements, and cost reduction.

Bill Scales - AO, BEc, FIPAA

Bill Scales joined Telstra in November 2000 as Managing Director, Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations on 1 August 2002 responsible for the management of human resources, corporate and political relations, employee communications and Chief of Staff to the CEO. In December 2002, Bill took on additional responsibilities for regulatory affairs, and was appointed Group Managing Director, Regulatory, Corporate and Human Relations, and Chief of Staff.

Prior to joining the Company, Bill was Secretary of the Victoria Department of Premier and Cabinet. For 6 years he was Chairman and CEO of the Industry Commission, and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, Bill held general management positions in the manufacturing sector.

John Stanhope - B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM

John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, productivity, corporate services and billing. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is Chairman of the Business Coalition for Tax Reform. John is a director of TelstraClear, REACH, CSL, Sensis and Telstra Super.

David Thodey - BA

David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Business and Government in December 2002 and is now responsible for the Company’s industry, government and business customers. Before joining the Company, David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the Chairman of TelstraClear, and is also a director of the IT Skills Hub.

Business address

The business address for the Company and each of the above directors and officers is:

c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia
Ph: +61(3) 9634 6400 or +61(8) 8308 1721 (Telstra Switch Board)

Legal Proceedings

We are involved in routine litigation. Governmental authorities and other parties threaten and issue legal proceedings against us from time to time.

In November 2002, Seven Network Limited and C7 Pty Limited (“Seven”) commenced litigation against us and various other parties in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the Broadband Cooperation Agreement) and other matters. Seven seeks unspecified damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/ sports rights markets in Australia. The matter is proceeding before the courts but is unlikely to have any material effect on our overall business or financial position.

We do not consider that there are any other current proceedings which could materially adversely affect our overall business or financial position.

Relationship with the Commonwealth of Australia

We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Australian Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and Telstra in particular under the Telstra Act, the TPA, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.

The Commonwealth as shareholder

At the end of the fiscal year ended 30 June 2004, the Commonwealth owned approximately 51.0 per cent of our shares. The Telstra Act precludes any reduction in the Commonwealth’s voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1 per cent interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in away that would reduce the Commonwealth’s ownership below this level. There can be no assurance that the Commonwealth would be willing to subscribe for additional shares in us and our ability to raise additional equity capital could be constrained as a result.

In June 2003, the Commonwealth Government announced its intention to proceed with the introduction of legislation to sell the Commonwealth’s remaining 50.1 per cent interest in Telstra. Telstra’s board and management have consistently supported full privatisation of the Company and welcomed the announcement.

We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:

•	annual provision of our three-year corporate plan;

•	interim financial statements, if requested by the Communications Minister; and

•	reports regarding significant proposed events, including corporate restructurings, acquisitions; and

•	divestitures or joint venture and partnership activities.

We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary committees.

The Communications Minister has the power under the Telstra Act to give us, after consultation with our board of directors, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our board of directors must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act. The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Australian Corporations Act. The Auditor-General cannot be removed without legislative amendment.

The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders’ meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act or applicable listing rules.

The Commonwealth has a set of general policies which apply to partially owned Government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act 1997 (Cwth) and our constitution.

The Commonwealth as regulator

We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:

•	the Telstra Act;

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;

•	the TPA; and

•	the Telecommunications Act.

The Commonwealth’s role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry.

We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.

The Commonwealth as customer

The Commonwealth is a major user of our services and we estimate its expenditure on our services in the fiscal year ended 30 June 2004 was approximately A$400 million. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services.This has resulted, and may continue to result, in a reduction of business being awarded to us.

Adoption of International Accounting Standards

The Financial Reporting Council (FRC) announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, for financial years beginning on or after 1 January 2005. The adoption of IFRS will first be reflected in Telstra’s financial reporting for the half year ending 31 December 2005 and full year ending 30 June 2006.

The transition to IFRS could have material impact on Telstra’s financial position and reported results, however it is not possible to quantify the impact at this time. The company has established a project team to manage the convergence to IFRS.

Capitalisation and indebtedness

The following table shows our capitalisation using amounts calculated in accordance with AGAAP extracted from our audited consolidated financial statements for the fiscal year ended 30 June 2004.

As at 30 June 2004
(in millions)
A$

Short-term debt(1)	3,246

Long-term debt
Telstra bonds (unsecured)	2,136
Loans (unsecured)	6,458
Cross currency swap hedge	410
Finance leases	10

Total long-term debt	9,014

Shareholders’ equity
Ordinary shares (12,628,359,026 fully paid ordinary shares issued)	6,073
Reserves	(105)
Retained earnings(3)	9,391
Minority interests	2

Total shareholders’ equity	15,361

Total capitalisation(2)	27,621

(1)	Includes the current portion of long-term debt. A$3,239 million of short term debt is unsecured and unguaranteed. A$7 million of finance leases are secured but unguaranteed.

(2)	Total capitalisation consists of short-term debt, long-term debt and shareholders’ equity, including minority interests.

(3)	On 12 August 2004, we declared a dividend of A$0.13 per ordinary share payable on 29 October 2004.

(4)	Except as described above, there has been no material change in the consolidated capitalisation or indebtedness of the Company since 30 June 2004.

On 24 November 2003, we announced the successful completion of our A$1 billion off-market share buy back. A total of 238,241,174 shares were bought back at A$4.20 per share, representing 3.71 per cent of the Company’s non-Commonwealth owned issued capital.The A$4.20 buy-back price comprised a fully franked dividend of A$2.70 and a capital component of A$1.50 per share bought back.

Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2004. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities as at 30 June 2004. Except as described below, there has been no material change in the contingent liabilities and guarantees of the Company since 30 June 2004.

Telstra Entity

Common Law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. As at 30 June 2004, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

•	Indemnities to financial institutions to support bank guarantees to the value of A$350 million (2003: A$276 million) in respect of the performance of contracts.

•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was A$207 million (2003: A$249 million).

•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling A$36 million (2003: A$7 million) and a requirement that the entity remains our controlled entity.

•	Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of A$213 million (2003: A$247 million).

•	Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the remaining terms of the finance leases (average 12 years). The lease payments over the remaining period of the lease amount to A$981 million (US$675 million) (2003: A$1,042 million (US$698 million)).

•	During the fiscal year ended 30 June 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBMGSA), with guarantees issued on a several basis up to A$210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during the fiscal year ended 30 June 2000. On 28 August 2003, we sold our shareholding in this entity. The A$68 million guarantee is provided to support service contracts entered into by IMBGSA and third parties, and was made with IBMGSA bankers, or directly to IMBGSA customers. As at 30 June 2004, the guarantee has still been provided and A$142 million (2003: A$142 million) of the A$210 million guarantee facility remains unused. Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under their performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been off-set.

•	Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it. These indemnities are currently insignificant to the Telstra Entity’s financial position, the results of operations or cash flows.

Controlled entities

Indemnities provided by our controlled entities

In the fiscal year ended 30 June 2004 and fiscal 2003, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements related to pay television programming with various parties. These involve commitments for minimum subscriber fees.

As we are subject to joint and several liability in relation to agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $2,075 million (2003: $2,209 million).

FOXTEL Equity Contribution Deed (ECD)

On 9 January 2004, FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.

We have no joint or several liability relating to our partners contributions under the ECD. The ECD expires on 30 April 2009.

Reach Ltd working capital facility

On 17 June 2004, Telstra, together with our co-shareholder PCCW Limited (PCCW), bought a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd and its controlled entity Reach Finance Ltd (Reach). As part of this arrangement, the shareholders also agreed to provide a US$50m working capital facility to Reach. Under the facility, Reach is entitled to request from Telstra, a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007.The applicable interest rate is LIBOR plus2.5%. As at 30 June 2004, Reach has not made any drawdown under this facility.

We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.

Selected Financial Information

This section contains certain information extracted from our audited consolidated financial statements for fiscal 2000 to 2004.

The table below includes historical profit and loss information extracted from our audited statutory financial statements adjusted where necessary to conform with presentation in the fiscal year ended 30 June 2004.

Financial data is derived from our audited consolidated financial statements and accompanying notes to our financial statements, which were prepared in accordance with AGAAP.

Financial data

	Year ended 30 June
	2004	2003	2002	2001	2000
	(in millions, except per share amounts)
	A$	A$	A$	A$	A$
Statement of Financial Performance Data

Revenue from ordinary activities	21,335	21,700	20,928	23,086	20,567
Expenses from ordinary activities (excluding depreciation, amortisation and borrowing costs)(3)	11,105	12,446	11,319	13,149	11,942
Borrowing costs	767	879	896	769	630
Depreciation and amortisation	3,615	3,447	3,267	2,871	2,646
Profit before income tax expense	5,848	4,928	5,446	6,297	5,349
Net profit	4,117	3,394	3,650	4,061	3,673
Net profit available to Telstra Entity shareholders	4,118	3,429	3,661	4,058	3,677
Earnings per share(1)	0.32	0.27	0.29	0.32	0.29
Earnings per ADS(1)	1.60	1.35	1.42	1.58	1.43
Dividends provided for or paid(2)	3,186	3,345	2,831	2,445	2,316
Dividends per share(1)	0.26	0.27	0.22	0.19	0.18
Dividends per ADS (1)	1.30	1.35	1.10	0.95	0.90

Statement of Financial Position Data (at year end)

Total assets	34,993	35,599	38,219	38,003	30,578
Current interest-bearing liabilities	3,246	1,323	1,896	2,604	3,316
Non-current interest-bearing liabilities	9,014	11,232	12,481	11,915	6,744
Shareholders’ equity/net assets	15,361	15,422	14,106	13,722	11,602

Revenue from ordinary activities comprises:
Sales revenue	20,737	20,495	20,196	18,679	19,343
Interest received/receivable	55	84	126	103	62
Revenue from sale of assets/investments	330	859	302	3,303	842
Dividends revenue	1	1	1	16	12
Miscellaneous revenue	212	261	303	985	308

	21,335	21,700	20,928	23,086	20,567

(1)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year and, in the case of ADS, calculations, based on a ratio of five shares per ADS. As at 30 June 2004, we had issued ordinary shares of 12,628,359,026 after completing a share buy-back during the fiscal year ended 30 June 2004 of 238,241,174 ordinary shares. For each of the other years, the fiscal year ended 30 June 2000 to the fiscal year ended 30 June 2003, we had 12,866,600,200 issued ordinary shares at the end of each year. Basic earnings per share for each year was the same as diluted earnings per share.

(2)	During the fiscal year ended 30 June 2004, we paid dividends of A$3,l86 million, being the previous year’s final dividend of A$l,544 million and the fiscal year ended 30 June 2004 interim dividend of A$l,642 million.

(3)	Includes our share of equity accounted net losses of joint venture and associates.

Glossary

1xRTT (One Times Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data

2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS

3G: third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G

ACA: Australian Communications Authority

ACCC: Australian Competition and Consumer Commission

Access line: a fixed or wireless local access connection between a customer’s premises and a carrier’s local switch

ACIF: Australian Communications Industry Forum

ACT: Australian Capital Territory

ADS: American depositary share

ADSL (Asymmetric Digital Subscriber Line): a technology for transmitting digital information at a high bandwidth on existing phone lines

AGAAP: generally accepted accounting principles in Australia

ARPANSA (Australian Radiation Protection and Nuclear Safety Agency): a Commonwealth Government agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation

ASX: Australian Stock Exchange Limited

ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals

Broadband network: a network to support subscription television and online services

Carriage service provider: a person that supplies a telecommunications service to the public using Carrier network infrastructure

Carrier: a licensed owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence

CDMA (Code Division Multiple Access): a mobile telephone system based on digital transmission

Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn (where expressed as an activity): the transfer of a customer’s telecommunications service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth: Commonwealth of Australia

Corporations Act and Australian Corporations Act: Corporations Act 2001 (Cwth)

CSG: customer service guarantee

CSL: Hong Kong CSL Limited

DDSO: digital data service obligation

Declared Services: a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime. The ACCC has the responsibility for determining declared services, based on public inquiries

EFTPOS: electronic funds transfer at point of sale

EME: electromagnetic energy

Frame relay: a packet switching technology for voice, data and video signals which uses packets of varying length, or frames. Frame relay can be used with any data protocol

Government: the Government of the Commonwealth of Australia

GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and e-mail at any time

GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission

HFC: hybrid-fibre coaxial

IN: intelligent network

IP: internet protocol

ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video

ISP (Internet Service Provider): an internet service provider provides the link between an end user and the internet by means of a dial-up or broadband service. An ISP is also likely to provide help desk, web hosting and e-mail services to the end user. An ISP may connect to the internet via their own backbone or via services acquired from an internet access provider

LAN (local area network): a short distance data communications network used to link computers and other equipment

Number portability: the ability of end users to keep their telephone number when they change their telephone service provider

Preselection: the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed to mobile services. Preselection is on a “permanent” basis when the customer selects a provider for all calls placed without an override code

PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone service

REACH: Reach Ltd, a 50:50 joint venture with PCCW Limited

SDN: switched data network

SMEs: Small and medium sized enterprises

SMS: short messaging service

TCW: Telstra Country Wide

Telecommunications Act: Telecommunications Act 1997 (Cwth)

Telstra:Telstra Corporation Limited and its controlled entities as a whole

Telstra: a registered trade mark of the Telstra Entity

Telstra Act: Telstra Corporation Act 1991 (Cwth)

Telstra Entity: Telstra Corporation Limited

TIO: Telecommunications Industry Ombudsman

TPA: Trade Practices Act 1974 (Cwth)

TSLRIC: total service long run incremental cost

ULL (Unconditioned Local Loop): one or more twisted copper pairs between the exchange and the network boundary at a customer’s premises

US: United States of America

USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

WAN: wide area network

WAP: wireless application protocol

WDM: wave division multiplexing

WHO: World Health Organisation

Wireless Local Loop: a range of radio technologies used to provide fixed access to customers in lieu of copper

™: Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

®: Registered Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

^ : Iridium is a registered Trade Mark of Iridium Satellite LLC

#: RiskMetrics is a registered Trade Mark of Benfield Greig Australia Pty Ltd

*: CHESS is a registered Trade Mark of McDonnell Information Systems Group Plc

Terms and Conditions of the Notes

Contents

1	Introduction	67
2	Form	68
3	Denomination	68
4	Currency	68
5	Status	69
6	Negative pledge	69
7	Title	69
8	Title to Australian and New Zealand Domestic Notes	70
9	Transfers of Australian and New Zealand Domestic Notes	71
10	Fixed Rate Notes	71
11	Floating Rate Note and Variable Interest Notes	72
12	Dual Currency Notes	74
13	Partly Paid Notes	74
14	General provisions applicable to interest	75
15	Redemption	75
16	Payments	78
17	Payments in respect of Definitive Bearer Notes	79
18	Payments in respect of Global Notes	80
19	Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes	81
20	Taxation	82
21	Time limit for claims	83
22	Events of Default	83
23	Agents	85
24	Replacement of lost or damaged Notes and Coupons	85
25	Meetings of Noteholders	86
26	Variation	86
27	Further issues	86
28	Notices to Noteholders	87
29	Redenomination, renominalisation and reconventioning	88
30	Governing law and jurisdiction	89
31	Third party rights	89
32	Interpretation	90

The following are the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be endorsed on each Note in definitive bearer form, or incorporated by reference in or otherwise apply to each Note in registered form, issued under the Program. The terms and conditions applicable to any notes in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under“Summary of provisions of Euro Notes while in Global Form” below.

Part 1 Introduction

1	Introduction

1.1	Program

Telstra Corporation Limited (ABN 33 051 775 556) (“Issuer”) has established a debt issuance program for the issuance of up to euro 8,000,000,000 (or equivalent in other currencies) in aggregate principal amount of Notes. This limit may be increased from time to time.

1.2	Pricing Supplement

Notes issued under the Program are issued in Series. Each Series may comprise one or more Tranches having one or more issue dates and on terms otherwise identical (other than in respect of the first payment of interest). Each Tranche is the subject of the Pricing Supplement which supplements, amends or replaces these Conditions. In the event of any inconsistency between these Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement prevails.

1.3	Issue documentation

Subject to applicable Directives, the Issuer may issue Notes under the Program in any applicable country including Australia, New Zealand and countries in Europe and Asia (but not the United States). Notes issued in bearer form into capital markets outside Australia, New Zealand and the United States will be issued under the Euro Fiscal Agency Agreement and have the benefit of the Deed of Covenant. Notes issued in registered form into the Australian and New Zealand capital markets will be issued under the Australian Note Deed Poll and the New Zealand Note Deed Poll respectively. Notes issued in other jurisdictions outside the United States will be made pursuant to such documentation as the Issuer considers appropriate and in agreement with the Program Documents and relevant Directives.

1.4	The Notes

All subsequent references in these Conditions to “Notes” are to the Notes which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by

Noteholders during normal business hours at the Specified Office of the Issuer or the relevant Agent.

1.5	Summaries

Certain provisions of these Conditions are summaries of the Euro Fiscal Agency Agreement, the Australian Registry Services Agreement, the New Zealand Registry Services Agreement and other Program Documents and are subject to their detailed provisions. The Noteholders and Couponholders are bound by, and are taken to have notice of, all the provisions of the relevant Agency Agreement applicable to them. A copy of the relevant Agency Agreement is available for inspection by Noteholders during normal business hours at the Specified Offices of each of the Issuer and the relevant Agents.

1.6	Interpretation

Defined terms and interpretation provisions are set out in Condition 32 (“Interpretation”).

Part 2 Form, Denomination and Title

2	Form

2.1	Bearer or registered

The Notes are issued as Bearer Notes or Registered Notes as specified in the applicable Pricing Supplement.

2.2	Definitive Bearer Notes

Definitive Bearer Notes are serially numbered and (other than in the case of Zero Coupon Notes) are issued:

(a)	with Coupons attached;

(b)	if specified in the relevant Pricing Supplement, with Talons for further Coupons attached; and

(c)	if repayable in instalments, with Receipts for the payment of the instalments of principal (other than the final instalment) attached.

2.3	Registered Notes and Global Notes

Registered Notes and Global Notes do not have Coupons,Talons or Receipts attached on issue.

2.4	Zero Coupon Notes

In these Conditions in relation to Zero Coupon Notes, references to interest (other than in relation to interest due after the Maturity Date), Coupons, Couponholders and Talons are not applicable.

2.5	Exchange of Bearer Notes and Registered Notes not permitted

Bearer Notes may not be exchanged for Registered Notes and vice versa.

3	Denomination

The Notes may be issued (in the case of Bearer Notes) in one or more Specified Denominations and (in the case of Registered Notes) must be issued in a single Specified Denomination.

Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

4	Currency

The Notes may be denominated in any Specified Currency, subject to compliance with all applicable legal, regulatory and central bank requirements.

5	Status

5.1	Status of the Notes

The Notes constitute direct, unsubordinated and (subject to Condition 6 (“Negative Pledge”)) unsecured obligations of the Issuer.

5.2	Ranking of Notes

The Notes rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

6	Negative pledge

6.1	Negative pledge

So long as any Notes of any Series remain Outstanding the Issuer must not create or permit to subsist any Security Interest upon the whole or any part of its present or future property or assets to secure any:

(a)	Relevant Indebtedness; or

(b)	guarantee by the Issuer of Relevant Indebtedness of third parties, unless in each case:

(i)	at the same time or prior thereto it secures the Notes equally and rateably with that Relevant Indebtedness; or

(ii)	granting or procuring to be granted such other Security Interest in respect of its obligations under all Notes of all Series as may be approved by an Extraordinary Resolution of the Noteholders.

6.2	Associated definitions

In Condition 6.1:

Relevant Indebtedness means any obligation in respect of moneys borrowed or raised which is in the form of or evidenced by any note, bond, debenture, or other similar debt instruments which is, or are capable of being, listed, quoted, ordinarily dealt in or traded on any recognised stock exchange, over the counter or other securities markets.

Security Interest means any mortgage, charge, pledge, lien or other security interest (other than one arising by operation of law).

7	Title

7.1	Scope of this condition

This Condition 7 (“Title”) does not apply to Australian Domestic Notes or New Zealand Domestic Notes.

7.2	Bearer Notes

Title to Bearer Notes, Receipts and Coupons passes by delivery.

7.3	Recognition of interests

Subject to Condition 7.4 (“Global Notes”), and except as otherwise required by law, the Issuer and the Euro Fiscal Agent must treat the bearer of any Bearer Note, Receipt or Coupon as the absolute owner of the Bearer Note, Receipt or Coupon.

This Condition applies whether or not a Note is overdue and despite any notice of ownership or writing on a Note or notice of any previous loss or theft of it.

7.4	Global Notes

For so long as a Note is represented by a Global Note held on behalf of a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer and the Euro Fiscal Agent must treat:

(a)	for the purposes of payment of principal or interest on the principal amounts of those Notes, the bearer of the relevant Global Note as the holder of the principal amount of those Notes in accordance with and subject to the terms of the relevant Global Note; and

(b)	for all other purposes, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular principal amount of a Global Note as the holder of the principal amount of those Notes.

Any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Global Notes standing to the account of any person is conclusive and binding for all purposes, except in the case of manifest error.

8	Title to Australian and New Zealand Domestic Notes

8.1	Defined terms

In this Condition 8, “Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

8.2	Registered form

Each Note takes the form of an entry in the Register. No certificate will be issued in respect of it, unless the Issuer determines that certificates should be made available or that they are required by law.

8.3	Effect of entries in Register

Each entry in the Register in respect of a Note constitutes:

(a)	a separate and individual acknowledgment to the Noteholder by the Issuer of the indebtedness of the Issuer to that Noteholder;

(b)	an unconditional and irrevocable undertaking by the Issuer to the Noteholder to make all payments of principal and interest in respect of the Note in accordance with these Conditions; and

(c)	an entitlement to the other benefits given to the Noteholders under these Conditions in respect of the relevant Note.

8.4	Register conclusive as to ownership

Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note, subject to correction for fraud or error.

8.5	Non-recognition of interests

Except as required by law, neither the Issuer nor the Registrar is required to recognise:

(a)	a person as holding a Note on any trust; or

(b)	any other interest in any Note or any other right in respect of a Note except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right.

8.6	Joint holders

Where two or more persons are entered in the Register as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but the Issuer is not bound to register more than four persons as joint holders of a Note.

Part 3 Transfers

9	Transfers of Australian and New Zealand Domestic Notes

9.1	Defined terms

In this Condition 9, “Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

9.2	Transfers in whole

Notes may be transferred in whole but not in part.

9.3	Compliance with laws

Notes may only be transferred if:

(a)	in the case of Australian Domestic Notes, the aggregate consideration payable by the transferee at the time of transfer is at least A$500,000 (disregarding moneys lent by the transferor or its associates) or the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors pursuant to Part 6D.2 of the Corporations Act; and

(b)	the transfer complies with any other applicable Directives.

9.4	Transfer procedures

Unless Notes are entered in the Austraclear System or the Austraclear New Zealand System, as the case may be, application for the transfer of Notes must be made by the lodgment of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be:

(a)	duly completed;

(b)	accompanied by any evidence as the Registrar may require to prove the title of the transferor or the transferor’s right to transfer the Note; and

(c)	signed by both the transferor and the transferee.

Notes entered in the Austraclear System or the Austraclear New Zealand System, are transferable only in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.

Part 4 Interest

10	Fixed Rate Notes

10.1	Application

This Condition 10 (“Fixed Rate Notes”) applies to the Notes only if the relevant Pricing Supplement states that it applies.

10.2	Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, as specified in Condition 13.2 (“Interest Rate”)) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrears on each Interest Payment Date, subject as provided in Condition 16.4 (“Payments on business days”).

10.3	Fixed Coupon Amount

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Interest Period ending on that date will amount to the Fixed Coupon Amount and, if the Notes are in more than one Specified Denomination, will amount to the Fixed Coupon Amount for the relevant Specified Denomination.

10.4	Calculation of interest payable

The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified is calculated by applying the Interest Rate to the principal amount of the Notes, multiplying the product by the relevant Day Count Fraction.

11	Floating Rate Note and Variable Interest Notes

11.1	Application

This Condition 11 (“Floating Rate Note and Variable Interest Notes”) applies to the Notes only if the relevant Pricing Supplement states that it applies.

11.2	Interest on Floating Rate Notes and Variable Interest Notes

Each Floating Rate Note and Variable Interest Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrear:

(a)	on each Interest Payment Date; or

(b)	if no Interest Payment Date is specified in the relevant Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date, or, in the case of the first Interest Payment Date, after the Interest Commencement Date, subject, in each case, as provided in Condition 16.4 (“Payments on business days”).

11.3	Interest Rate

The Interest Rate payable in respect of a Floating Rate Note and Variable Interest Notes must be determined in the manner specified in the applicable Pricing Supplement.

11.4	ISDA Determination

If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the sum of the Margin and the relevant ISDA Rate. For the purposes of this condition, “ISDA Rate” for an Interest Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a)	the Floating Rate Option is as specified in the relevant Pricing Supplement;

(b)	the Designated Maturity is a period specified in the relevant Pricing Supplement; and

(c)	the relevant Reset Date is either:

(i)	if the relevant Floating Rate Option is for a currency other than Sterling, the second London business day before the first day of that Interest Period; or

(ii)	in any other case, as specified in the relevant Pricing Supplement.

For the purposes of this definition, “Floating Rate”,“Calculation Agent”, “Floating Rate Option”, “Designated Maturity” and “Reset Date” have the meanings given to those terms in the ISDA Definitions.

11.5	Screen Rate Determination

If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time. However:

(a)	if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the Screen Rate is the rate calculated by the Calculation Agent as the arithmetic mean of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or, in the case of equality, one of the highest and one of the lowest quotations) from its calculation; or

(b)	if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but there is an obvious error in that rate, Screen Rate means:

(i)	the rate the Calculation Agent calculates as the arithmetic mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date; or

(ii)	where the Calculation Agent is unable to calculate a rate under sub-paragraph (b)(i) because it is unable to obtain the necessary number of quotes, the rate the Calculation Agent calculates is the arithmetic mean of the rates (being the nearest equivalent to the Reference Rate) in respect of an amount that is representative for a single transaction in that market at that time quoted by two or more institutions chosen by the Calculation Agent in the Relevant Financial Centre at the Relevant Time on the date on which those banks would customarily quote those rates for a period commencing on the first day of the Interest Period to which the relevant Interest Determination Date relates for a period equivalent to the relevant Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith at approximately ll:00am on that day and in an amount that is representative for a single transaction in the market at that time; or

(c)	if the relevant Pricing Supplement specifies an alternate method for the determination of the Screen Rate Determination, then that alternate method will apply.

11.6	Index Linked Interest Notes

If the Index Linked Interest Note Provisions are specified in the relevant Pricing Supplement as being applicable, the Interest Rate(s) applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

11.7	Maximum or Minimum Interest Rate

If the relevant Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, then the Interest Rate for that Interest Period must not be greater than the maximum, or be less than the minimum,so specified.

11.8	Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable on or after determining the Interest Rate in relation to each Interest Period, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each Floating Rate Note and Variable Interest Note. The amount of interest payable must be calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount by the applicable Day Count Fraction.

11.9	Calculation of other amounts

If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount must be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

11.10	Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the relevant Registrar, the relevant Agent and the relevant Noteholders and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed as soon as possible of:

(a)	each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and

(b)	any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any relevant Interest Period or calculation period.

The Calculation Agent must give notice under this Condition 11.10 as soon as practicable after such determination but (in the case of each Interest Rate, the amount of interest payable and Interest Payment Date) in any event not later than the fourth day of the relevant Interest Period. Notice must also be given promptly to Noteholders.

The Calculation Agent may amend any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed and the Noteholders after doing so.

11.11	Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions (including the Interest Rate for any Interest Period and the amount of interest payable for any Interest Period in respect of any Note) is, in the absence of manifest error, final and binding on the Issuer, each Noteholder, the relevant Registrar, the relevant Agent and the Calculation Agent.

12	Dual Currency Notes

12.1	Application

This Condition 12 (“Dual Currency Notes”) applies to the Notes only if the relevant Pricing Supplement states that it applies.

12.2	Interest Rate

If the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable must be determined in the manner specified in the applicable Pricing Supplement.

13	Partly Paid Notes

13.1	Application

This Condition 13 (“Partly Paid Notes”) applies to the Notes only if the relevant Pricing Supplement states that it applies.

13.2	Interest Rate

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest accrues on the paid up principal amount of those Notes as specified in the applicable Pricing Supplement.

14	General provisions applicable to interest

14.1	Late payment of Notes (other than Zero Coupon Notes)

Interest ceases to accrue as from the due date for redemption of a Note (other than a Zero Coupon Note) unless upon due presentation (in the case of a Bearer Note) or demand (in the case of a Registered Note) payment of the Redemption Amount is not made, in which case interest continues to accrue on it (both before and after any demand or judgment) at the rate then applicable to the outstanding principal amount of the Note or any other default rate specified in the relevant Pricing Supplement until the date whichever is the earlier of:

(a)	the date on which the relevant payment is made to the relevant Noteholder; or

(b)	the seventh day after the date on which the relevant Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).

14.2	Late payment of Zero Coupon Notes

If the Redemption Amount payable in respect of any Zero Coupon Note is not paid when due, the Redemption Amount is an amount equal to the sum of:

(a)	the Reference Price; and

(b)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) whichever is the earlier of:

(i)	the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder; and

(ii)	the day on which the Principal Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).

14.3	Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in these Conditions or the relevant Pricing Supplement):

(a)	all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent, being rounded up to 0.00001 per cent);

(b)	all amounts denominated in any currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards (save in the case of Japanese Yen which will be rounded down to the nearest Yen);

(c)	all figures must be rounded to five significant figures (with halves being rounded up); and

(d)	all amounts that are due and payable must be rounded to the nearest sub-unit (with halves being rounded up). In this Condition 14.3, “sub-unit” means, in the case of any currency other than euro, the lowest amount of that currency available as legal tender in the country of that currency and, in the case of euro, means one cent.

Part 5 Redemption and purchase

15	Redemption

15.1	Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Final Redemption Amount unless:

(a)	the Note has been previously redeemed; or

(b)	the Note has been purchased and cancelled; or

(c)	the Pricing Supplement states that the Note has no fixed maturity date.

15.2	Early redemption for taxation reasons

The Issuer may redeem the Notes in a Series in whole (but not in part) before their Maturity Date at their Early Redemption Amount (Tax) if the Issuer is required under Condition 20.2 (“Withholding Tax”) to increase the amount of a payment in respect of a Note.

However, the Issuer may only do so:

(a)	if the Issuer has given at least 30 days’ (and no more than 60 days’) notice to the Principal Paying Agent and the Noteholders (which notice is irrevocable); and

(b)	if, before the Issuer gives the notice under paragraph (a), the Principal Paying Agent has received:

(i)	a certificate signed by two authorised officers of the Issuer; and

(ii)	an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that the Issuer would be required under Condition 20.2 (“Withholding Tax”) to increase the amount of the next payment due in respect of the Notes of that Series; and

(c)	if the Notes are Fixed Rate Notes, no notice of redemption may be given 90 days prior to the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes then due; and

(d)	if the Notes to be redeemed are Floating Rate Notes or Variable Interest Notes:

(i)	the proposed redemption date is an Interest Payment Date; and

(ii)	no notice of redemption may be given more than 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes were then due.

15.3	Early redemption at the option of the Issuer (Issuer call)

If the Pricing Supplement states that the Issuer may redeem all or some of the Notes before their Maturity Date under this Condition 15.3, the Issuer may redeem so many of the Notes specified in the Pricing Supplement at their Early Redemption Amount (Call).

However, the Issuer may only do so if:

(a)	the Issuer has given at least 30 days’ (and no more than 60 days’) (or any other period specified in the relevant Pricing Supplement) notice to the Principal Paying Agent and the Noteholders; and

(b)	the proposed redemption date is an Early Redemption Date (Call).

If only some of the Notes in the Series are to be redeemed, the Notes to be redeemed (“Redeemed Notes”) will be selected no later than 30 days before the date fixed for redemption (“Selection Date”):

(i)	in the case of Redeemed Notes represented by Definitive Bearer Notes, individually by lot in such European city as the Euro Fiscal Agent specifies or identified in such other manner or in such other place as the Euro Fiscal Agent may approve and deem to be appropriate and fair;

(ii)	in the case of Redeemed Notes represented by a Global Note, in accordance with the rules of the relevant Clearing System; and

(iii)	in the case of Australian Domestic Notes and New Zealand Domestic Notes, in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices and the need to ensure that the prepaid amount of any redeemed Notes must be an integral multiple of the Specified Denomination, subject always to compliance with applicable laws and the requirements of any relevant listing authority, stock exchange and/or quotation system.

In the case of Redeemed Notes represented by Definitive Bearer Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 28.1(a) not less than 15 days (or such shorter period as is specified in the applicable Pricing Supplement) before the date fixed for redemption.

No exchange of the relevant Global Note is permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption under this Condition 15.3. The Issuer must notify the Noteholders of this restriction at least five days (or such shorter period as is specified in the relevant Pricing Supplement) before the Selection Date.

15.4	Early redemption at the option of Noteholders (investor put)

If the relevant Pricing Supplement states that the Noteholder may require the Issuer to redeem all or some of the Notes before their Maturity Date at their Early Redemption Amount (Put) under this Condition 15.4, the Issuer must do so if the following conditions are satisfied.

The conditions are:

(a)	the Noteholder has given at least 45 days’ notice to the Issuer;

(b)	if the Notes to be redeemed are Definitive Bearer Notes, they are to be redeemed in whole;

(c)	if the Notes to be redeemed are Registered Notes, the amount of Notes to be redeemed is, or is a multiple of, their Specified Denomination;

(d)	if the Notes to be redeemed are Bearer Notes, the Noteholder has delivered, to the specified office of the Principal Paying Agent during normal business hours:

(i)	if the Notes are in Definitive Bearer Form, the Notes to be redeemed; and

(ii)	a completed and signed redemption notice (in the form obtainable from the specified office of the Principal Paying Agent, any Paying Agent or the Registrar); and

(e)	the notice referred to in paragraph (d)(ii) specifies:

(i)	a bank account to which the payment should be made or an address to where a cheque for payment should be sent; and

(ii)	if the Notes to be redeemed are Registered Notes, the Early Redemption Amount (Put) at which those Notes are to be redeemed.

A Noteholder may not exercise its option under this Condition 15.4 in respect of any Note which is the subject of an exercise by the Issuer of its option to redeem such Note under Condition 15.2 (“Early redemption for taxation reasons”) or Condition 15.3 (“Early redemption at the option of the Issuer (Issuer call)”).

15.5	Calculation of Early Redemption Amounts

Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption at any time before the Maturity Date of:

(a)	a Note (other than a Zero Coupon Note and a Variable Redemption Note but including any Instalment Note or Partly-Paid Note) is an amount equal to the sum of the outstanding principal amount and interest (if any) accrued on it;

(b)	a Zero Coupon Note is an amount equal to the sum of:

(i)	the Reference Price; and

(ii)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and payable; and

(c)	a Variable Redemption Note is an amount determined by the Calculation Agent that would on the due date for redemption have the effect of preserving for the Noteholder the economic equivalent of the obligations of the Issuer to make payment of the Final Redemption Amount on the Maturity Date.

Where the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 15.5.

15.6	Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. In the case of early redemption, the Early Redemption Amount will be determined under Condition 15.5 (“Calculation of Early Redemption Amounts”).

15.7	Partly Paid Notes

Partly Paid Notes will be redeemed at maturity in accordance with the provisions of the applicable Pricing Supplement. In the case of Early Redemption, the Early Redemption Amount will be determined under Condition 15.5 (“Calculation of Early Redemption Amounts”).

15.8	Effect of notice of redemption

Any notice of redemption given under this Condition 15 (“Redemption”) is irrevocable and obliges the Issuer to redeem the Notes at the time and in the manner specified in the notice.

15.9	Purchase

The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased with those Notes. If purchases are made by tender, tenders must be available to all Noteholders alike.

15.10	Cancellation

All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries under Condition 15.9 (“Purchase”) (and any unmatured Coupons attached to or surrendered with them) will be cancelled forthwith and may not be reissued or resold.

Part 6 Payments

16	Payments

16.1	Method of payment

Except to the extent these Conditions provide otherwise:

(a)	payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the Principal Financial Centre of the country of such Specified Currency; and

(b)	payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

16.2	Payments in U.S. dollars

Despite any Condition, if any amount of principal or interest in respect of Bearer Notes is payable in U.S. dollars, those U.S. dollar payments of principal or interest in respect of those Notes may be made at the Specified Office of a Paying Agent in the United States if:

(a)	the Issuer has appointed Paying Agents with Specified Offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such Specified Offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(b)	payment of the full amount of that principal and interest at all those Specified Offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(c)	the payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

16.3	Payments subject to fiscal laws

Payments will be subject in all cases to all applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 20 (“Taxation”).

16.4	Payments on business days

If the date for payment of any amount in respect of any Note is not a Payment Business Day, the Noteholder is not entitled to payment until the next following Payment Business Day in the relevant place and is not entitled to further interest or other payment in respect of such delay.

17	Payments in respect of Definitive Bearer Notes

17.1	Presentation of Definitive Bearer Notes, Receipts and Coupons

Payments of:

(a)	principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note;

(b)	interest in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of a Coupon;

(c)	instalments of principal in respect of a Definitive Bearer Note, other than the final instalment, will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt and the presentation of the Definitive Bearer Note to which it appertains; and

(d)	the final instalment of principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note.

Each Definitive Bearer Note, Receipt, and Coupon which is required to be presented under these Conditions must be presented at the Specified Office of any Paying Agent outside the United States.

17.2	Validity of Receipts

Receipts presented without the Definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

17.3	Unmatured Receipts

When a Definitive Bearer Note becomes due and repayable, all unmatured Receipts relating to it (whether or not attached) are void and no payment is required to be made in respect of them.

17.4	Fixed Rate Notes and unmatured Coupons

Fixed Rate Notes in definitive bearer form must be presented for payment together with all unmatured Coupons appertaining to them (including Coupons falling to be issued on exchange of matured Talons).

If any unmatured Coupons are not presented for payment in accordance with this Condition 17.4:

(a)	the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of that missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment; and

(b)	each amount of principal deducted under paragraph (a) will be paid against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not that Coupon would otherwise have become void under Condition 21 (“Time limit for claims”)) or, if later, five years from the date on which that Coupon would otherwise have become due.

17.5	Fixed Rate Notes and unmatured Talons

If a Fixed Rate Note in definitive bearer form becomes due and repayable before its Maturity Date, all unmatured Talons appertaining to it are void and no further Coupons will be issued in respect of them.

17.6	Other Definitive Bearer Notes and unmatured Coupons and Talons

When any Floating Rate Notes or Variable Note in definitive bearer form becomes due and repayable, all unmatured Coupons and Talons relating to it (whether or not attached) are void and no payment or, as the case may be, exchange for further Coupons may be made in respect of them.

If the due date for redemption of any Definitive Bearer Note is not an Interest Payment Date, any interest accrued in respect of that Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date is payable only against presentation and surrender of the relevant Definitive Bearer Note.

18	Payments in respect of Global Notes

18.1	Presentation of Global Note

Payments of principal and any interest in respect of Notes represented by any Global Note will be made:

(a)	against presentation or surrender, as the case may be, of that Global Note at the Specified Office of any Paying Agent outside the United States; and

(b)	otherwise in the manner specified in the relevant Global Note.

18.2	Records of payments

A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on that Global Note by the Paying Agent to which it was presented and that record is prima facie evidence that the payment in question has been made.

18.3	Holders of Global Notes entitled to payments

The holder of a Global Note is the only person entitled to receive payments in respect of Notes represented by that Global Note and:

(a)	the Issuer is discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid; and

(b)	each person shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular principal amount of Notes represented by a Global Note must look solely to Euroclear or Clearstream Luxembourg, as the case may be, for that person’s share of each payment so made by the Issuer, or to the order of, the holder of such Global Note.

19	Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes

19.1	Defined terms

In this Condition 19,“Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

19.2	Registrar is principal paying agent

The Registrar will act as principal paying agent for Notes under the Registry Services Agreement.

19.3	Method of payment - Notes in a Clearing System

If Notes are held in the Austraclear System or the Austraclear New Zealand System, payments of principal and interest will be made to the person registered at the close of business on the relevant Record Date as the holder of such Note, by crediting on the relevant payment date the amount then due to the account of the Noteholder in accordance with the Austraclear Regulations or the Austraclear
New Zealand Regulations, as the case may be.

19.4	Method of payment - Notes not in a Clearing System

If Notes are not held in the Austraclear System or the Austraclear New Zealand System, payments of principal and interest will be made to the persons registered at the close of business on the relevant Record Date as the holders of such Notes, subject in all cases to normal banking practice and all applicable laws and regulations. Payment will be made:

(a)	by cheques despatched by post on the relevant payment date at the risk of the Noteholder; or

(b)	at the option of the Noteholder by the Registrar giving irrevocable instructions for the effecting of a transfer of the relevant funds to an account in Australia or New Zealand, as the case may be, specified by the Noteholder to the Registrar; or

(c)	in any other manner in which the Registrar and the Noteholder agree.

In the case of payments made by electronic transfer, payments will for all purposes be taken to be made when the Registrar gives irrevocable instructions for the making of the relevant payment by electronic transfer, being instructions which would be reasonably expected to result, in the ordinary course of banking business, in the funds transferred reaching the account of the Noteholder on the same day as the day on which the instructions are given.

If a cheque posted or an electronic transfer for which irrevocable instructions have been given by the Registrar is shown, to the satisfaction of the Registrar, not to have reached the Noteholder and the Registrar is able to recover the relevant funds, the Registrar may make such other arrangements as it thinks fit for the effecting of the payment.

20	Taxation

20.1	No set-off, counterclaim or deductions

All payments in respect of the Notes must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless required by law or authorised by Condition 20.4 (“New Zealand resident withholding tax exemptions”).

20.2	Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the Notes such that the Noteholder would not actually receive on the due date the full amount provided for under the Notes, then:

(a)	the Issuer agrees to withhold or deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b)	subject to Condition 20.3 (“Withholding tax exemptions”), if the amount deducted or withheld is in respect of Taxes imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision of it, an additional amount is payable so that, after making the deduction and further withholding or deductions applicable to additional amounts payable under this paragraph (b), the Noteholder is entitled to receive (at the time the payment is due) the amount it would have received if no withholding or deductions had been required.

20.3	Withholding tax exemptions

Condition 20.2(b) will not apply in relation to any payments in respect of any Note:

(a)	to a Noteholder (or a third party on its behalf) who is liable to such Taxes in respect of that Note by reason of its having some connection with the Commonwealth of Australia or its territories, other than:

(i)	the mere holding of such Note; or

(ii)	receipt of payment in respect of it provided that such Noteholder shall not be regarded as being connected with the Commonwealth of Australia for the reason that such Noteholder is a resident of the Commonwealth of Australia within the meaning of the Tax Act where, and to the extent that, such tax is payable under section 128B(2A) of the Tax Act; or

(b)	more than 30 days after the Relevant Date except to the extent that a Noteholder would have been entitled to additional amounts under Condition 20.2(b) on presenting the same, or making demand, for payment on the last day of the period of 30 days; or

(c)	on account of Taxes which are payable by reason of the Noteholder being an associate of the Issuer for the purposes of section 128F of the Tax Act; or

(d)	on account of Taxes which are payable to, or to a third party on behalf of, a Noteholder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to the Issuer or its agent or any tax authority where (in the case of Bearer Notes) the relevant Note is presented for payment or (in the case of Registered Notes) where the demand for payment is made; or

(e)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f)	which is presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the EU; or

(g)	in such other circumstances as may be specified in the Pricing Supplement.

20.4	New Zealand resident withholding tax exemptions

Each holder of a New Zealand Domestic Note who holds a certificate of exemption from New Zealand resident withholding tax under section NF 9 of the Income Tax Act 1994 (N.Z.) must provide to the Issuer or the New Zealand Registrar either the original or a certified copy of that certificate, unless the holder is a registered bank under the Reserve Bank of New Zealand Act 1989.

The Issuer and the New Zealand Registrar may treat the holder of a New Zealand Domestic Note as not holding a certificate of exemption if:

(a)	the holder fails to comply with the above; or

(b)	the Issuer is otherwise not satisfied that the holder holds such a certificate.

21	Time limit for claims

21.1	Time limit

A claim against the Issuer for a payment under a Note, Receipt or Coupon (which in this Condition 21.1, does not include a Talon) is void unless presented for payment within 10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

21.2	Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of a Registered Note to the extent that:

(a) the relevant Registered Note certificate (if any) has not been surrendered to the Registrar within; or

(b) a cheque which has been duly despatched in the Specified Currency remains uncashed at the end of the period of:

10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

21.3	Void payments

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void under these Conditions.

Part 7 Default

22	Events of Default

22.1	Event of Default

An Event of Default occurs in relation to a Series of Notes if:

(a)	(payment default) the Issuer does not pay any amount in respect of the Notes of the relevant Series or any of them within five Business Days of the due date for payment; or

(b)	(other default) the Issuer does not comply with its other obligations under or in respect of the Notes of the relevant Series and, if the non-compliance can be remedied, does not remedy the non-compliance within 30 days after written notice requiring such default to be remedied has been delivered to the Issuer by a Noteholder; or

(c)	(cross default) any indebtedness in excess of A$50,000,000 (or its equivalent in any other currency) of the Issuer in respect of money borrowed or raised is not paid within 10 Business Days of:

(i)	its due date; or

(ii)	the end of any applicable period of grace,

whichever is the later; or

(d)	(representation or warranty) a representation or warranty made or taken to be made by the Issuer in accordance with the Notes is found or is notified by the Issuer to be incorrect or misleading in a respect which would, or would be likely to, have the result of making the Issuer unable to meet its payment obligations under the Notes when due or within any applicable period of grace; or

(e)	(insolvency) an Insolvency Event occurs in respect of the Issuer; or

(f)	(administration) a controller (as defined in the Corporations Act) is appointed in respect of a substantial part of the property of the Issuer; or

(g)	(obligations unenforceable) any of the Notes, the Deed of Covenant, the Australian Note
Deed Poll or the New Zealand Note Deed Poll is or becomes wholly or partly void, voidable or unenforceable.

22.2	Associated definition

In Condition 22.1 (“Event of Default”):

“Insolvency Event” means the happening of any of these events:

(a)	except to reconstruct or amalgamate while solvent, the Issuer enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or proposes a reorganisation, moratorium or other administration involving any of them; or

(b)	the Issuer resolves to wind itself up or otherwise dissolve itself, except to reconstruct or amalgamate while solvent or an order is made by an Australian court that the Issuer be wound up or the Issuer is otherwise wound up or dissolved; or

(c)	the Issuer is or states that it is unable to pay its debts when they fall due; or

(d)	execution or other process issued on a judgment, decree or order of an Australian court in favour of a creditor of the Issuer for a monetary amount in excess of A$50,000,000 (or its equivalent in any other currency) is returned wholly or partly unsatisfied.

22.3	Consequences of an Event of Default

If any Event of Default occurs and is subsisting in relation to the Notes of any Series or any of them, a Noteholder in that Series may by written notice addressed to the Issuer and delivered to the Issuer (with a copy to the relevant Agent) declare such Note to be immediately due and payable where upon it should become immediately due and payable at its Final Redemption Amount (together with all accrued interest (if any)) applicable to each Note held by the Noteholder to be due and payable immediately or on such other date specified in the notice.

Part 8 General

23	Agents

23.1	Role of Agents

In acting under the relevant Agency Agreement and in connection with the Notes, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

23.2	Appointment and replacement of Agents

The initial Paying Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. Subject to Condition 23.3 (“Required Agents”), the Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or Calculation Agent and additional or successor paying agents.

23.3	Required Agents

The Issuer shall:

(a)	at all times maintain a Euro Fiscal Agent and (for so long as there are any Australian Domestic Notes Outstanding) an Australian Registrar and (for so long as there are any New Zealand Domestic Notes Outstanding) a New Zealand Registrar;

(b)	if a Calculation Agent is specified in the relevant Pricing Supplement, at all times maintain a Calculation Agent;

(c)	if and for so long as the Notes are admitted to the Official List of the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act and to trading on the London Stock Exchange and admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, maintain a Paying Agent having its Specified Office in London and/or in such other place as may be required by such listing authority,stock exchange and/or quotation system; and

(d)	if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, maintain a Paying Agent in an EU member state that will not be obligated to withhold or deduct tax pursuant to the Savings Directive.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

24	Replacement of lost or damaged Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of:

(a)	the Euro Fiscal Agent; and

(b)	if the Notes are then listed on any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system), subject to all applicable laws and listing authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer and the relevant Agent may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

25	Meetings of Noteholders

25.1	Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the Noteholders of any Series to consider any matter affecting their interest, including the modification of these Conditions and the Deed of Covenant insofar as the same may apply to such Notes.

Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of Noteholders holding not less than 10% of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing more than 50% of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented. However, Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than 75% or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting is binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

25.2	Resolutions binding

An Extraordinary Resolution passed at any meeting of the Noteholders of any Series is binding on all Noteholders of such Series, whether or not they are present at the meeting, and on all Couponholders relating to Notes of such Series.

26	Variation

26.1	Variation of Notes and Conditions

The Notes, these Conditions and any Program Document may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error.

26.2	Variation of Program Documents

The parties to any Program Document may agree to modify any provision of it, but the Issuer is not permitted to make, and may not agree, to any such modification without the consent of the Noteholders unless:

(a)	it is of a formal, minor or technical nature; or

(b)	it is made to correct a manifest error; or

(c)	it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

26.3	Notice

Notice of any amendment or variation of the Notes, these Conditions or any Program Document shall promptly be given to the Noteholders.

27	Further issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes of any particular Series.

28	Notices to Noteholders

28.1	Form

A notice or other communication in connection with a Note to the Noteholder must be in writing and:

(a)	if the Note is a Bearer Note, it may be given, and as long as the Notes are listed on the London Stock Exchange it will be given, in an advertisement published in the Financial Times or if such publication is not practical, in a leading English daily newspaper having general circulation in Europe or (if permitted by the relevant listing authority, stock exchange and/or quotation system) in the case of Notes represented by a Temporary Global Note or Permanent Global Note, it may be delivered to Euroclear and Clearstream, Luxembourg, or any other relevant Clearing System for communication by them to the persons shown in their respective records as having interests in those Notes; or

(b)	if the Note is an Australian Domestic Note, it may be given in an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(c)	if the Note is a New Zealand Domestic Note, it may be given in an advertisement published in each of the New Zealand Herald and The Dominion Post or any other newspaper or newspapers circulating in New Zealand generally; or

(d)	if the Note is a Registered Note (including an Australian Domestic Note or a New Zealand Domestic Note) by being sent by prepaid post (airmail if appropriate) or left at the address of each Noteholder or any relevant Noteholder as shown in the relevant Register at the close of business on the day which is three Business Days prior to the dispatch of the relevant notice or communication; or

(e)	if the Pricing Supplement for the Note specifies an additional or alternate newspaper then by publication in that newspaper.

28.2	When effective

A notice given in accordance with Condition 28.1 (“Form”) will be taken to be duly given:

(a)	in the case of publication in a newspaper, on the date of first such publication has been made in all the required newspapers; or

(b)	in the case of delivery to Euroclear, Clearstream, Luxembourg or another Clearing System, on the fourth weekday after the date of such delivery; or

(c)	in the case of Registered Notes:

(i)	in the case of a letter, on the fifth day after posting; and

(ii)	in the case of a facsimile, on receipt by the sender of a successful transmission report; and

(iii)	in the case of publication in a newspaper, on the date of publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers).

28.3	Couponholders

Couponholders are taken for all purposes to have notice of the contents of any notice given to the Noteholders.

29	Redenomination, renominalisation and reconventioning

29.1	Application

This Condition 29 (“Redenomination, renominalisation and reconventioning”) applies to the Notes only if the relevant Pricing Supplement states that it applies.

29.2	Notice of redenomination

If the country of the Specified Currency becomes, or announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Noteholders on giving at least 30 days’prior notice to the Noteholders and the Paying Agents, designate a date (“Redenomination Date”), being an Interest Payment Date under the Notes falling on or after the date on which such country becomes a Participating Member State.

29.3	Redenomination

Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(a)	the Notes are taken to be redenominated into euro in the denomination of euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in the Specified Currency, converted into euro at the rate for conversion of such currency into euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations). However, if the Issuer determines, with the agreement of the Euro Fiscal Agent that the then market practice in respect of the redenomination into euro 0.01 of internationally offered securities is different from that specified above, such provisions will be taken to be amended so as to comply with such market practice and the Issuer must promptly notify the Noteholders, each stock exchange (if any) on which the Notes are then listed and the Paying Agents of such deemed amendments;

(b)	if Notes have been issued in definitive form:

(i)	all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date (“Euro Exchange Date”) on which the Issuer gives notice (“Euro Exchange Notice”) to the Noteholders that replacement Notes and Coupons denominated in euro are available for exchange (provided that such Notes and Coupons are available) and no payments will be made in respect thereof;

(ii)	the payment obligations contained in all Notes denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Notes in accordance with this Condition 29) shall remain in full force and effect; and

(iii)	new Notes and Coupons denominated in euro will be issued in exchange for Notes and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Noteholders in the Euro Exchange Notice; and

(c)	all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in euro by cheque drawn on, or by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) maintained by the payee with, a bank in the principal financial centre of any Member State of the European Communities.

29.4	Interest

Following redenomination of the Notes pursuant to this Condition 29, where Notes have been issued in definitive form, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of the Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

29.5	Interest Determination Date

If the Floating Rate Note Provisions are specified in the relevant Pricing Supplement as being applicable and Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, with effect from the Redenomination Date the Interest Determination Date shall be taken to be the second Target Settlement Day before the first day of the relevant Interest Period.

30	Governing Law and jurisdiction

30.1	Governing Law

The Bearer Notes are governed by, and shall be construed in accordance with, English law. The Australian Domestic Notes are governed by and shall be construed in accordance with the law of the Australian Capital Territory. The New Zealand Domestic Notes are governed by and shall be construed in accordance with the law of New Zealand (each of these laws being the law of a “Relevant Jurisdiction”).

30.2	Jurisdiction

The Issuer agrees for the benefit of the Noteholders that the courts of the Relevant Jurisdiction have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Notes (respectively, “Proceedings” and “Disputes”) and, for such purposes, irrevocably submits to the jurisdiction of such courts.

30.3	Appropriate forum

The Issuer irrevocably waives any objection which it might now or hereafter have to the courts of the Relevant Jurisdiction being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

30.4	Process agent - England

The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Telstra Corporation Limited at 50-52 Paul Street, London EC2A 4LB or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on the Issuer’s behalf, the Issuer agrees, on the written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a Person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent. Nothing in this paragraph affects the right of any Noteholder to serve process in any other manner permitted by law.

30.5	Process agent - New Zealand

The Issuer agrees that the process by which any Proceedings in New Zealand are begun may be served on it by being delivered to General Counsel,TelstraClear Limited, Smales Farm Office Park, corner Northcote and Taharato Road,Takapuna, Auckland or any other manner permitted by the laws of New Zealand.

30.6	Non-exclusivity

The submission to the jurisdiction of the courts of a Relevant Jurisdiction does not (and shall not be construed so as to) limit the right of any Noteholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

31	Third party rights

No person has any rights to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom.

32	Interpretation

32.1	Definitions

In these Conditions, the following expressions have the following meanings:

Accrual Yield has the same meaning as in the relevant Pricing Supplement.

Additional Business Centre(s) means each city specified as such in the relevant Pricing Supplement.

Additional Financial Centre(s) means each city specified as such in the relevant Pricing Supplement.

Agency Agreement means:

(a)	the Euro Fiscal Agency Agreement;

(b)	the Australian Registry Services Agreement;

(c)	the New Zealand Registry Services Agreement; and

(d)	such other agency agreement as the Issuer may enter into in relation to an issue of Notes under the Program.

Agent means the Euro Fiscal Agent, each Registrar, each Paying Agent, each Calculation Agent and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear New Zealand Regulations means the regulations known as the “Austraclear New Zealand System Rules” established by the Reserve Bank of New Zealand to govern the use of the Austraclear New Zealand System.

Austraclear Regulations means the regulations known as the “Regulations and Operating Manual” established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Austraclear New Zealand System means the system operated by the Reserve Bank of New Zealand in New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Australian Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under the Australian Note Deed Poll, the details of which are recorded in, and evidenced by, inscription in, the Australian Note Register.

Australian Note Deed Poll means the deed poll in relation to Australian medium term registered debt obligations executed by the Issuer on 31 October 2001 as amended and restated on or about 15 October 2002 and supplemented on 14 November 2003.

Australian Register means a register, including any branch register, of Noteholders of Australian Domestic Notes established and maintained by or on behalf of the Issuer.

Australian Registrar means in relation to Australian Domestic Notes, Austraclear Services Limited (ABN 28 003 284 419) or such other person appointed by the Issuer pursuant to the Australian Registry Services Agreement to maintain the relevant Register in relation to Australian Domestic Notes and perform such payment and other duties as specified in that agreement.

Australian Registry Services Agreement means the agreement titled “Agency and Registry Services Agreement” between the Issuer and Austraclear Services Limited dated 31 October 2001 in relation to the Australian Domestic Notes.

Bearer Note means a Note which is in bearer form.

Business Day means:

(a)	in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(b)	in relation to any sum payable in a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Pricing Supplement, in relation to any date applicable to any Note, have the following meanings:

(a)	Following Business Day Convention means that the date is postponed to the first following day that is a Business Day;

(b)	Modified Following Business Day Convention or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day;

(c)	Preceding Business Day Convention means that the date is brought forward to the first preceding day that is a Business Day;

(d)	FRN Convention, Floating Rate Convention or Eurodollar Convention means that the date which numerically corresponds to the preceding date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding date occurred, provided however:

(i)	if there is no such numerically corresponding day in the calendar month in which that date should occur, then that date is the last day which is a Business Day in that calendar month;

(ii)	if any such date would otherwise fall on a day which is not a Business Day, the date is postponed to the next following day which is a Business Day unless that day falls in the next calendar month, in which case the date is brought forward to the first preceding day which is a Business Day; and

(iii)	if the preceding date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(e)	No Adjustment means that the relevant date shall not be adjusted in accordance with any Business Day Convention.

Calculation Agent means the Euro Fiscal Agent or any other person specified in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and, the amount of interest payable in respect of that Note for that Interest Period or such other amount(s) as may be specified in the relevant Pricing Supplement.

Clearing System means Euroclear, Clearstream, Luxembourg, the Austraclear System, the Austraclear New Zealand System and any other clearing system designated as such in a relevant Pricing Supplement.

Clearstream, Luxembourg means Clearstream Banking, société anonyme.

Common Depositary means, in relation to a Series of Notes, the common depositary for Euroclear and Clearstream, Luxembourg.

Condition means the correspondingly numbered condition in these terms and conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Coupon means a bearer interest coupon appertaining to a Definitive Note (other than a Zero Coupon Note) in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Couponholders means, in respect of a Series, the holders of the Coupons and includes, where applicable, the Talonholders.

Day Count Fraction means, in respect of the calculation of an amount for any period of time (“Calculation Period”), the day count fraction specified in these Conditions or the relevant Pricing Supplement and:

(a)	if “Actual/Actual (ISMA)” is so specified, means:

(i)	where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (l) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(ii)	where the Calculation Period is longer than one Regular Period, the sum of:

(A)	the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B)	the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;

(b)	if “Actual/365” or “Actual/Actual (ISDA)” is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i)	the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii)	the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c)	if “Actual/365 (Fixed)” is so specified, means the actual number of days in the Calculation Period divided by 365;

(d)	if “Actual/360” is so specified, means the actual number of days in the Calculation Period divided by 360;

(e)	if “30/360” is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months unless:

(i)	the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or

(ii)	the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(f)	if “30E/360” or “Eurobond Basis” is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with

12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(g)	if “RBA Bond Basis” or “Australian Bond Basis” is so specified, means one divided by the number of Interest Payment Dates in a year; and

(h)	any other Day Count Fraction specified in the relevant Pricing Supplement.

Deed of Covenant means the deed so entitled executed by the Issuer on 31 October 2001.

Definitive Bearer Note means a Bearer Note issued in definitive form in or substantially in the form set out in the Euro Fiscal Agency Agreement and having, where appropriate, Coupons, Talons or Receipts attached on issue in definitive form.

Directive means:

(a)	a law; or

(b)	a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).

Dual Currency Note means a Note in respect of which payments of principal or interest or both are made or to be made in such different currencies, and at rates of exchange calculated upon such basis or bases as indicated in the applicable Pricing Supplement.

Early Redemption Amount (Call) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Amount (Put) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Amount (Tax) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Date (Call) means the date so described in the relevant Pricing Supplement.

Early Redemption Date (Put) means the date so described in the relevant Pricing Supplement.

Early Termination Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing Supplement.

EU means the European Union.

Euro Fiscal Agency Agreement means the euro fiscal agency agreement so entitled dated 31 October 2001 as amended and restated on 15 October 2002 and supplemented on 14 November 2003 between the Issuer and Deutsche Bank AG London and Deutsche Bank Luxembourg S.A.

Euro Fiscal Agent means, in relation to any Notes, the person appointed to act as issuing and principal paying agent, or any successor issuing and principal paying agent appointed, under the Euro Fiscal Agency Agreement and/or such other issuing and paying agent in relation to any Notes as may from time to time be appointed by the Issuer.

Euroclear means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

Event of Default means an event so described in Condition 22.

Extraordinary Resolution has the meaning given in the Meetings Provisions of the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or other relevant Program Document.

Final Redemption Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Financial Services and Markets Act means the Financial Services and Markets Act 2000 of the United Kingdom.

Fixed Coupon Amount has the meaning given in the relevant Pricing Supplement.

Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrears on a fixed date or fixed dates in each year and on redemption or on such other dates as indicated in the applicable Pricing Supplement.

Floating Rate Note means a Note on which interest is calculated at a floating rate payable l, 2,3,6, or 12 monthly or in respect of such other period or on such date(s) as specified in the applicable Pricing Supplement.

Global Note means a Temporary Global Note or, as the context may require, a Permanent Global Note.

Index Linked Interest Note means a Note in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the applicable Pricing Supplement.

Index Linked Note means an Index Linked Interest Note or an Index Linked Redemption Amount Note, as the case may be.

Index Linked Redemption Amount Note means a Note in respect of which the amount payable in respect of principal is calculated by reference to an index or a formula or both as specified in the applicable Pricing Supplement.

Instalment Amount means the amount so described in the relevant Pricing Supplement.

Instalment Date means the date so described in the relevant Pricing Supplement.

Instalment Note means a Note in respect of which the principal amount is payable in one or more instalments, as specified in the applicable Pricing Supplement.

Interest Commencement Date means the Issue Date of the Notes or any other date so described in the relevant Pricing Supplement.

Interest Determination Date means the date so described in the relevant Pricing Supplement.

Interest Payment Date means each date so described in, or determined in accordance with, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:

(a)	as adjusted in accordance with the relevant Business Day Convention; or

(b)	if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case).

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:

(a)	the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b)	the final Interest Period ends on (but excludes) the Maturity Date.

Interest Rate means each rate of interest (expressed as a percentage per annum) payable in respect of the Notes specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions or the relevant Pricing Supplement.

ISDA Definitions means the 2000 ISDA Definitions (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series) published by the International Swaps and Derivatives Association, Inc.

Issue Date means the date on which a Note is, or is to be issued, as specified or determined in accordance with the relevant Pricing Supplement.

Issue Price means, in respect of a Note, the price at which such Note is issued as agreed between the Issuer and the relevant Dealers.

Issuer means Telstra Corporation Limited (ABN 33 051 775 556).

Margin means the margin specified in, or determined in accordance with, the relevant Pricing Supplement.

Maturity Date means, in relation to a Note, the date specified in the relevant Pricing Supplement as the date for redemption of that Note or, in the case of an amortising Note, the date on which the last instalment of principal is payable.

Maximum Redemption Amount has the meaning given in the relevant Pricing Supplement.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or such other Program Document as is specified from time to time.

Minimum Redemption Amount has the meaning given in the relevant Pricing Supplement.

New Zealand Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under, the New Zealand Note Deed Poll, the details of which are recorded and evidenced by inscription in, the New Zealand Register.

New Zealand Note Deed Poll means any deed poll in relation to New Zealand medium term registered debt obligations executed by the Issuer on or about 15 October 2002 and supplemented on 14 November 2003.

New Zealand Register means a register, including any branch register, of Noteholders of New Zealand Domestic Notes established and maintained by or on behalf of the Issuer.

New Zealand Registrar means, in relation to New Zealand Domestic Notes, Computershare Investor Services Limited or such other person appointed by the Issuer pursuant to the New Zealand Registry Services Agreement to maintain the relevant Register in relation to New Zealand Notes and perform such payment and other duties as specified in that agreement.

New Zealand Registry Services Agreement means the agreement between the Issuer and the New Zealand Registrar in relation to New Zealand Domestic Notes, titled “New Zealand Registry Services Agreement” executed on or about 15 October 2002.

Note means an Australian Domestic Note, a New Zealand Domestic Note, or any negotiable bearer or registered bond, note or other debt instrument issued, or to be issued, under the Program.

Noteholder means, in respect of a Note:

(a)	the bearer for the time being of an outstanding Bearer Note, Coupon, Talon or Receipt; or

(b)	the person whose name is entered in the Register as the holder of a Registered Note; or

(c)	where there are joint holders of a Registered Note, the persons whose names appear in the Register as joint holders of the Note; or

(d)	for avoidance of doubt where a Global Note is entered into a Clearing System, the operator of that Clearing System or the Common Depositary, as the case may be.

Outstanding means in relation to the Notes of all or any Series, all of the Notes of such Series other than:

(a)	Notes which have been redeemed or satisfied in full by the Issuer; or

(b)	Notes for the payment of which funds equal to their aggregate outstanding principal amount are on deposit with the relevant Paying Agent on terms which prohibit the return of those Notes or in respect of which the relevant Paying Agent holds an irrevocable direction to apply funds in repayment of Notes to be redeemed on that day; or

(c)	Notes which have been purchased or cancelled in accordance with Condition 15.10 (“Cancellation”); or

(d)	Notes in respect of which a Noteholder is unable to make a claim as a result of the operation of Condition 21 (“Time limit for claims”); or

(e)	those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued under Condition 24 (“Replacement of lost or damaged Notes and Coupons”); or

(f)	any Temporary Global Note to the extent that it has been exchanged for a Permanent Global Note or a Definitive Bearer Note and any Permanent Global Note to the extent that it has been exchanged for Definitive Bearer Notes in each case pursuant to its provisions, these Conditions or any relevant Program Document.

Participating Member State means a Member State of the EU which adopts the euro as its lawful currency in accordance with the Treaty.

Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.

Paying Agent means, in relation to any Notes, the Euro Fiscal Agent, the Australian Registrar, the New Zealand Registrar and any person appointed to act as paying agent, or any successor paying agent, appointed under the Agency Agreement and such other paying agent in relation to any Notes as may from time to time be appointed by the Issuer.

Payment Business Day means:

(a)	if the currency of payment is euro, any day which is:

(i)	a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in euro; and

(ii)	a TARGET Settlement Day and a day on which dealings in euro may be carried on in each (if any) Additional Financial Centre; or

(b)	if the currency of payment is not euro, any day which is:

(i)	a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

(ii)	in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre.

Permanent Global Note means a Global Note in permanent global form representing Bearer Notes of one or more Tranches of the same series in or substantially in the form set out in the Euro Fiscal Agency

Agreement or in such other form as may be agreed between the Issuer, the Euro Fiscal Agent and the relevant Dealers.

Pricing Supplement means, in respect of a Tranche, a pricing supplement specifying the relevant issue details in relation thereto.

Principal Financial Centre means, in relation to any currency, the principal financial centre for that currency and:

(a)	in relation to euro, it means the principal financial centre of the Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(b)	in relation to Australian dollars, it means either Sydney or Melbourne as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(c)	in relation to New Zealand dollars, it means either Wellington or Auckland as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent.

Principal Paying Agent means, in relation to any Notes, the person specified as such in the relevant Pricing Supplement.

Program means the program for the issuance of Notes established by the Issuer and described in Condition 1.1 (“Program”).

Program Documents means:

(a)	each Agency Agreement;

(b)	the Deed of Covenant;

(c)	the Australian Note Deed Poll;

(d)	the New Zealand Note Deed Poll,

and any other agreement, deed or document which the Issuer acknowledges in writing from time to time to be a Program Document.

Receipt means a payment receipt relating to the payment of principal on a Note in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Receiptholder means, in respect of a Series, the holders of the Receipts.

Record Date means, in the case of payments of interest or principal, the close of business in the place where the relevant Register is maintained on the eighth calendar day before the relevant date for payment or any date so described in the relevant Pricing Supplement.

Redemption Amount means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Early Redemption Amount (Call), the Early Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement.

Reference Banks means the institutions so described in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.

Reference Price has the meaning given in the relevant Pricing Supplement.

Reference Rate means the rate so described in the relevant Pricing Supplement.

Register means:

(a)	in relation to Australian Domestic Notes, the Australian Register; and

(b)	in relation to the New Zealand Domestic Notes, the New Zealand Register.

Registered Note means an Australian Domestic Note, a New Zealand Domestic Note or such other Note issued in registered form which is specified as such in the applicable Pricing Supplement.

Registrar means:

(a)	in relation to Australian Domestic Notes, the Australian Registrar; and

(b)	in relation to New Zealand Domestic Notes, the New Zealand Registrar.

Registry Services Agreement means:

(a)	in the case of Australian Domestic Notes, the Australian Registry Services Agreement; and

(b)	in the case of New Zealand Domestic Notes, the New Zealand Registry Services Agreement.

Regular Period means:

(a)	in the case of Notes where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(b)	in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls; and

(c)	in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

Relevant Date means, in relation to any payment, whichever is the later of:

(a)	the date on which the payment in question first becomes due; and

(b)	if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Relevant Financial Centre has the meaning given in the relevant Pricing Supplement.

Relevant Screen Page means:

(a)	the page, section or other part of a particular information service (including, without limitation, the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement; or

(b)	any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Time means the time so described in the relevant Pricing Supplement.

Reserved Matter means any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of any payment under the Notes or to change the quorum requirement relating to meetings or the majority required to pass an Extraordinary Resolution or to amend this definition.

Series means each original issue of a Tranche of Notes, together with the issue of any further Tranche of Notes, expressed to form a single Series with the original issue and the Notes comprising such Tranches being identical in every respect except for the Issue Date, Issue Price and Interest Commencement Date of the Tranche and, in respect of the first interest payment (if any). A Series may comprise Notes in more than one denomination.

Specified Currency means the currency specified in the relevant Pricing Supplement including Australian Dollars (“AUD”), Canadian Dollars (“CAD”), Euro (“Euro”), euro (“euro”), Hong Kong Dollars (“HKD”), Japanese Yen (“JPY”), New Zealand Dollars (“NZD”), Singapore Dollars (“SGD”), Sterling (“GBP”), and United States dollars (“USD”), or any other freely transferable and freely convertible currency.

Specified Denomination has the meaning given in the relevant Pricing Supplement.

Specified Office means, in relation to a person, the office specified in the most recent Information Memorandum for the Program as such other address as is notified to Noteholders from time to time.

Specified Period has the meaning given in the relevant Pricing Supplement.

Subsidiary means of another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Talons means the bearer talons (if any) appertaining to, and exchangeable in accordance with their provisions for the further Coupons appertaining to, a Definitive Bearer Note (other than a Zero Coupon Note) in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Talonholders in respect of a Series, means the holders of the Talons.

TARGET Settlement Day means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

Tax Act means the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia, as the context requires.

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties imposed by any authority (including stamp and transaction duties) (together with any related interest, penalties and expenses in connection with them).

Temporary Global Note means a Global Note in temporary global form representing Bearer Notes of one or more Tranches of the same Series, in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Tranche means a tranche of Notes specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise Notes in more than one denomination).

Treaty means the Treaty establishing the European Communities, as amended by the Treaty on European Union.

Variable Interest Note means an Index Linked Interest Note or any other variable interest rate note other than a Floating Rate Note.

Variable Note means a Variable Redemption Note and Variable Interest Note.

Variable Redemption Note means an Index Linked Redemption Note or Dual Currency Note.

Zero Coupon Note means a Note which does not carry an entitlement to periodic payment of interest prior to the redemption date of such Note and which is issued at a discount to its face value.

32.2	References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:

(a)	a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b)	anything (including an amount) is a reference to the whole and each part of it;

(c)	a document (including these Conditions) includes any variation or replacement of it;

(d)	law means common law, principles of equity, and laws made by any parliament and regulations and other instruments under those laws and consolidations, amendments, re-enactments or replacements of any of them);

(e)	an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(f)	the word “person” includes an individual, a firm, a body corporate, an unincorporated association and an authority; and

(g)	a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

32.3	Number

The singular includes the plural and vice versa.

32.4	Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

32.5	References

Unless the contrary intention appears, in these Conditions:

(a)	a reference to a Noteholder is a reference to the holder of Notes of a particular Series and includes Couponholders, Talonholders and Receiptholders (if any);

(b)	a reference to a Note is a reference to a Note of a particular Series and includes:

(i)	any Coupon, Receipt or Talon in relation to that Note; and

(ii)	any replacement Note, Coupon, Receipt or Talon issued under the Conditions;

(c)	if Talons are specified in the relevant Pricing Supplement as being attached to the Notes at the time of issue, references to Coupons are taken to include references to Talons; and

(d)	if Talons are not specified in the relevant Pricing Supplement as being attached to the Notes at the time of issue, references to Talons are not applicable.

32.6	References to principal and interest

Unless the contrary intention appears, in these Conditions:

(a)	any reference to “principal” is taken to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 20 (“Taxation”), any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;

(b)	any reference to “interest” is taken to include any additional amounts in respect of interest which may be payable under Condition 20 (“Taxation”) and any other amount in the nature of interest payable in respect of the Notes under these Conditions; and

(c)	if an expression is stated as having the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is “Not Applicable” then such expression is not applicable to the Notes.

Taxation

Australian Taxation

The following is a summary of the taxation treatment under the Income Tax Assessment Act 1936 and Income Tax Assessment Act 1997 of Australia (together, “Australian Tax Act”) at the date of this Information Memorandum, of payments of interest (as defined in the Australian Tax Act) on the Notes and certain other matters. It is not exhaustive, and in particular, does not deal with the position of certain classes of Noteholders (such as dealers in securities). Prospective Noteholders should be aware that the particular terms of issue of any Series of Notes may affect the tax treatment of that Series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax positions should consult their professional advisers.

1	Interest withholding tax

An exemption from Australian interest withholding tax imposed under Division 11A of Part III of the Australian Tax Act(“IWT”) is available in respect of the Notes issued by an Issuer under section 128F of the Australian Tax Act if the following conditions are met:

(a)	the Issuer is a resident of Australia when it issues the Notes and when interest is paid;

(b)	the Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test the purpose of which is to ensure that lenders in overseas capital markets are aware that the Issuer is offering Notes for issue. In summary, the five methods are:

(i)	offers to 10 or more unrelated financiers or securities dealers;

(ii)	offers to 100 or more investors;

(iii)	offers of listed Notes;

(iv)	offers via publicly available information sources; and

(v)	offers to the Dealers who offer to sell the Notes within 30 days by one of the preceding methods.

In addition, the issue of a global bond or note and the offering of interests in the global bond or note by one of these methods should satisfy the public offer test;

(c)	the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that the Notes were being, or would later be, acquired, directly or indirectly, by an “associate” of the Issuer (other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Notes), except as permitted by section 128F(5) of the Australian Tax Act; and

(d)	at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an “associate” of the Issuer, except as permitted by section 128F(6) of the Australian Tax Act.

Associates

An “associate” of an Issuer for the purposes of section 128F of the Australian Tax Act includes (i) a person or entity which holds more than 50 per cent of the voting shares of, or otherwise controls, the Issuer, (ii) an entity in which more than 50 per cent of the voting shares are held by, or which is otherwise controlled by, the Issuer, (iii) a trustee of a trust where the Issuer is capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity who is an “associate” of another person or company which is an “associate” of the Issuer under any of the foregoing.

However, for the purposes of sections 128F(5) and (6) of the Australian Tax Act (see paragraphs (c) and (d) above), “associate” does not include:

(A)	onshore associates (ie Australian resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia); or

(B)	offshore associates (ie Australian resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia) who are acting in the capacity of:

(i)	in the case of section 128F(5), a dealer, manager or underwriter (in relation to the placement of the relevant Notes), a clearing house, custodian, funds manager or responsible entity of a registered managed investment scheme; or

(ii)	in the case of section 128F(6), a clearing house, paying agent, custodian, funds manager or responsible entity of a registered managed investment scheme.

Compliance with section 128F of the Australian Tax Act

Unless otherwise specified in any relevant Pricing Supplement (or another relevant supplement to this Information Memorandum), the Issuer intends to issue Notes in a manner which will satisfy the requirements of section 128F of the Australian Tax Act.

US and UK resident Noteholders

The Australian government has signed a number of new or amended double tax conventions (“New Treaties”). The New Treaties apply to interest derived by a resident of a Specified Country.

The New Treaties effectively prevent IWT applying to interest derived by:

•	governments of Specified Countries and certain governmental authorities and agencies in a Specified Country; and

•	certain unrelated financial institutions resident in a Specified Country which substantially derive their profits by carrying on a business of raising and providing finance.

Under the New Treaties back-to-back loans and economically equivalent arrangements will be subject to the 10 per cent IWT rate and the anti-avoidance provisions in the Australian Tax Act can apply.

Specified Countries means the United States and the United Kingdom. The New Treaty for the United States applies to any interest paid on or after 1 July 2003. The New Treaty for the United Kingdom will apply to interest paid on or after 1 July 2004.

Section 126 of the Australian Tax Act

Section 126 of the Australian Tax Act imposes a type of withholding tax at the rate of 47 per cent. on the payment of interest on Notes in bearer form if the Issuer fails to disclose names and addresses of the holders to the Australian Taxation Office. Section 126 does not apply to the payment of interest on Notes in bearer form held by non- residents who do not carry on business at or through a permanent establishment in Australia where the issue of those Notes has satisfied the requirements of section 128F of the Australian Tax Act or where IWT is payable. In addition, the Australian Taxation Office has confirmed that for the purpose of section 126 of the Australian Tax Act, the holder of debentures (such as the Notes in bearer form) means the person in possession of the debentures. Section 126 is therefore limited in its application to persons in possession of the Notes in bearer form who are residents of Australia or non-residents who are engaged in carrying on business in Australia at or through a permanent establishment in Australia. Where interests in Notes in bearer form are held through Euroclear or Clearstream, Luxembourg, the Issuer intends to treat the operators of those clearing systems as the holders of those Notes for the purposes of section 126 of the Australian Tax Act.

Payment of additional amounts

As set out in more detail in the relevant Terms and Conditions for the Notes and unless expressly provided to the contrary in the relevant Pricing Supplement (or another relevant supplement to this Information Memorandum), if the Issuer is at any time compelled or authorised by law to deduct or withhold an amount in respect of Australian withholding taxes imposed or levied by the Commonwealth of Australia, in respect of the Notes, the Issuer must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required. If the Issuer is compelled by law in relation to any Notes to deduct or withhold an amount in respect of any withholding taxes, the Issuer will have the option to redeem those Notes in accordance with the relevant Terms and Conditions.

2	Other tax matters

Subject to the Recent Developments section below, under Australian laws as presently in effect:

(a)	income tax - offshore Noteholders - assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest (as defined in section 128A(1AB) of the Australian Tax Act) to a Noteholder who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income taxes;

(b)	income tax-Australian Noteholders- Australian residents or non-Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia (“Australian Holders”), will be assessable for Australian tax purposes on income either received or accrued due to them in respect of the Notes. Whether income will be recognised on a cash receipts or accruals basis will depend upon the tax status of the particular Noteholder and the terms and conditions of the Notes. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia which vary depending on the country in which that permanent establishment is located;

(c)	gains on disposal of Notes-Australian Noteholders - Australian Holders will be required to include any gain or loss on disposal of the Notes in their taxable income. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia which vary depending on the country in which that permanent establishment is located;

(d)	gains on disposal of Notes- offshore Noteholders- a Noteholder who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source. A gain arising on the sale of Notes by a non-Australian resident holder to another non-Australian resident where the Note is sold outside Australia and all negotiations are conducted and all documentation is executed outside Australia would not be regarded as having an Australian source;

(e)	deemed interest - there are specific rules that can apply to treat a portion of the purchase price of Notes as interest for withholding tax purposes when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on business at or through a permanent establishment in Australia. These rules do not apply in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the Notes had been held to maturity by a non-resident;

(f)	death duties - no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority in it having power to tax, if held at the time of death;

(g)	stamp duty and other taxes - no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue of any Notes or transfer of any Notes;

(h)	other withholding taxes on payments in respect of Notes - section 12-140 of the Taxation Administration Act 1953 of Australia (“Taxation Administration Act”) imposes a type of withholding tax at the rate of (currently) 48.5 per cent. on the payment of interest on certain registered securities unless the relevant payee has quoted an Australian tax file number (“TFN”), (in certain circumstances) an Australian Business Number (“ABN”) or proof of some other exemption (as appropriate).

Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, then the requirements of section 12-140 do not apply to payments to a holder of Notes in registered form who is not a resident of Australia and not holding the Notes in the course of carrying on business at or through a permanent establishment in Australia. Payments to other classes of Noteholders in registered form may be subject to a withholding where the holder of those Notes does not quote a TFN, ABN or provide proof of an appropriate exemption (as appropriate);

(i)	supply withholding tax - payments in respect of the Notes can be made free and clear of the “supply withholding tax” imposed under section 12-190 of the Taxation Administration Act;

(j)	goods and services tax (GST) - neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia; and

(k)	debt/equity rules- Division 974 of the Australian Tax Act, which applies from 1 July 2001, contains tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend withholding tax and IWT. The Issuer intends to issue Notes which are to be characterised as “debt interests” for the purposes of the tests contained in Division 974 and the returns paid on the Notes are to be “interest” for the purpose of section 128F of the Australian Tax Act. Accordingly, Division 974 is unlikely to affect the Australian tax treatment of holders of Notes.

3	Recent Developments

Additional withholdings from certain payments to non-residents

Section 12-315 of schedule 1 of the Taxation Administration Act (introduced by the Taxation Laws Amendment Act (No. 4) 2003) gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents after 1 July 2003. No draft regulations have yet been released, so it is not possible to determine what types of payments would be caught by the new rules nor the rate of withholding. However, section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules. Further, regulations may only be made if the responsible Minister is satisfied that the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. The regulations should not apply to repayments of principal under the Notes, as in the absence of any issue discount, such amounts will generally not be reasonably related to assessable income. The possible application of any regulations to the proceeds of any sale of the Notes will need to be monitored.

Taxation of foreign exchange gains and losses

The New Business Tax System (Taxation of Financial Arrangements) Act (No. 1) 2003 contains new rules to deal with the taxation consequences of foreign exchange transactions entered into after 1 July 2003 (unless a taxpayer elects for them to apply to earlier transactions). The new rules are complex and will apply to the Issuer in respect of any Notes denominated in a currency other than Australian dollars as well as any currency hedging arrangements entered into in respect of such Notes. Nevertheless the Issuer ought to be able to manage its position under the new rules so that the tax consequences are effectively the same as the commercial position (that is that any net foreign exchange gains and losses recognised for tax purposes should be represented by similar cash gains and losses).

The new rules may also apply to any Noteholders who are Australian residents or non-residents that hold Notes that are not denominated in Australian dollars in the course of carrying on business in Australia. Any such Noteholders should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those Notes.

New Zealand Taxation

The following is a summary of the New Zealand taxation treatment at the date of the Information Memorandum of payments of interest on New Zealand Domestic Notes and certain other matters. It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of New Zealand Domestic Notes. Prospective holders of New Zealand Domestic Notes who are in any doubt as to their tax position should consult their professional advisers.

Under section NF 1(2) of the New Zealand IncomeTax Act 1994 (“New Zealand Tax Act”), the resident withholding tax (“RWT”) rules potentially apply to all interest paid to New Zealand residents (or non-residents engaged in business in New Zealand through a fixed establishment in New Zealand). Any payment of interest on New Zealand Domestic Notes to a New Zealand resident (or such non-resident with a branch in New Zealand) will be resident withholding income which is subject to the RWT rules.

Under section NF 9 of the New Zealand Tax Act, certain categories of persons can apply for certificates of exemption from RWT. Interest paid to holders of valid certificates of exemption is not subject to the RWT rules. For the Issuer to be satisfied that this exemption applies to the payment of interest on a New Zealand Domestic Note:

(a)	the Issuer must be satisfied that the holder of the New Zealand Domestic Note is a registered bank under the Reserve Bank of New Zealand Act 1989; or

(b)	the Issuer must have seen a copy of a certificate of exemption issued to the holder.

If the Issuer is not satisfied that the holder has a valid certificate of exemption, the Issuer will deduct RWT from the payment of interest on the New Zealand Domestic Notes. The rate of RWT deducted from the interest will normally be 19.5 per cent. (provided the holder has furnished its tax file number) but recipients can elect for a higher rate to be deducted.

If the holder is neither resident in New Zealand nor engaged in business in New Zealand through a fixed establishment, the Issuer must deduct non-resident withholding tax (“NRWT”) from the interest paid on the New Zealand Domestic Notes. If the interest is non-resident withholding income, it is excluded from resident withholding income and RWT does not have to be deducted.

As set out in more detail in Condition 20 of the Notes, if the Issuer at any time is compelled by law to deduct or withhold an amount in respect of any withholding taxes, the Issuer shall make such deductions and there will be no grossing-up of the payment.

The Issuer has been advised that under New Zealand laws as presently in effect:

(A)	assuming the holder of a New Zealand Domestic Note is a New Zealand tax resident (or is engaged in business in New Zealand through a fixed establishment in New Zealand) and is the holder of a certificate of exemption from RWT, payment of principal and interest to that holder will not be subject to deduction of New Zealand resident withholding tax. However, such a holder will be subject to income tax, under the financial arrangements “accrual rules” in Part EH of the New Zealand Tax Act, in respect of any accruing (or realised) gains arising from investment in (or sale of) the New Zealand Domestic Note;

(B)	in the case of a holder of a New Zealand Domestic Note who is neither tax resident in New Zealand nor engaged in business in New Zealand through a fixed establishment in New Zealand, payment of interest will be subject to deduction of NRWT. That NRWT will be a final tax applied by New Zealand in respect of interest derived by such a holder. Such a holder may be, but is unlikely to be, subject to New Zealand income tax on any other gains derived from holding the Note, such as gains on sale;

(C)	as New Zealand does not impose any stamp duty (or similar issue or registration tax) and does not impose death duties, no New Zealand stamp duty or death duty will apply to any New Zealand Domestic Note or any holder of a New Zealand Domestic Note; and

(D)	New Zealand goods and services tax will not apply in respect of any payments made on a New Zealand Domestic Note.

The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross.

European Union Directive on the Taxation of Savings

On 3 June 2003 the EU Council of Economics and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from l July 2005, provided that certain non EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non EU countries to the exchange of information relating to such payments.

Clearing and Settlement

Euroclear

The Euroclear System was created in 1968 to hold securities for participants in Euroclear (“Euroclear Participants”) and to effect transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfer of securities and cash. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear System is operated by Euroclear Bank S.A./N.A. (“Euroclear Operator”).

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the terms and conditions governing use of Euroclear, the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transactions of securities and cash within Euroclear, withdrawal of securities and cash from the system and receipts of payments with respect to securities in the system. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to interests in Global Notes held through Euroclear will be credited to the Euroclear cash accounts of Euroclear Participants to the extent received by the Euroclear Operator’s depositary, in accordance with the Euroclear Terms and Conditions. The Euroclear Operator will take any other action permitted to be taken by a holder of any Global Notes on behalf of a Euroclear Participant only in accordance with the Euroclear Terms and Conditions.

Clearstream, Luxembourg

Clearstream Banking, sociètè anonyme (“Clearstream, Luxembourg”) is incorporated under the laws of Luxembourg as a professional depositary and provides, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg holds securities for its participating organisations (“Clearstream, Luxembourg Participants”) and facilitates the clearance and book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg Participants are recognised financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporation and certain other organisations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg, Participant, either directly or indirectly.

Austraclear Australian System

Austraclear Limited began operation of the Austraclear Australian System in 1984. Austraclear Limited is an unlisted public company owned by financial institutions and other market participants. It operates the national central securities depositary to the Australian money market and registry for semi-government and private sector debt securities lodged with the Austraclear Australian System. Through its proprietary Financial Transactions Recording and Clearance Systems (FINTRACS) software, the Austraclear Australian System electronically clears and settles most debt securities traded in the Australian money market and capital market, excluding those issued by the Commonwealth Government.

The rights and obligations of Austraclear Limited and participants under the Austraclear Australian System are created by contract, as evidenced through the Austraclear System Regulations and Operating Manual, User Guides and instructions and directions contained within the Austraclear Australian System (“Austraclear Australia Rules”).

Under the Austraclear Australian System, a wide range of eligible debt instruments may be “lodged” with Austraclear Limited and either immobilised in its vaults which are located in Austraclear Limited’s branch offices in Sydney and Melbourne (if they are in physical form), or recorded on an electronic register. Through the Austraclear Australian System, ownership of these “physical” or “discount” debt instruments (Paper Securities) and “non- physical” or “fixed interest” debt instruments (Non-Paper Securities) is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a real-time gross settlement (“RTGS”) system, operated by the Reserve Bank of Australia (“RBA”) and developed by Austraclear Limited.

The Austraclear Australian System relies upon both parties to a transaction entering trade details into computer terminals that the System then matches before effecting settlement. As well as facilitating securities settlements the Austraclear Australian System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.

As transactions currently processed through the Austraclear Australian System are made on a RTGS basis, all high- value and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a real time gross basis through institutions’ exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBA. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.

Austraclear New Zealand System

Since 1990, the Reserve Bank of New Zealand (“RBNZ”) has operated the Austraclear New Zealand System in New Zealand out of its Financial Services Group. The Austraclear New Zealand System electronically clears and settles most debt and equity securities issued by the New Zealand Government, local authorities and other public and private sector issuers traded in the New Zealand money market and capital market.

The rights and obligations of the RBNZ as operator of the Austraclear New Zealand System and participants under the Austraclear New Zealand System are created by contract, as evidenced through the Austraclear New Zealand System Rules and the Austraclear New Zealand Operating Guidelines (“Austraclear New Zealand Rules”).

Under the Austraclear New Zealand System, a wide range of eligible New Zealand dollar-denominated securities (debt instruments and equities) may be “lodged” with New Zealand Central Securities Depositary Limited (“NZCSD”), a custodian that is fully owned by the RBNZ, and recorded on an electronic register. Through the Austraclear New Zealand System, ownership of these debt instruments is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a RTGS system, operated by the RBNZ.

The Austraclear New Zealand System relies upon both parties to a transaction entering trade details into computer terminals that the Austraclear New Zealand System then matches before effecting settlement. As well as facilitating securities settlements, the Austraclear New Zealand System also provides members with the ability to make high- value funds transfers independent of the need for a corresponding securities transfer.

As transactions currently processed through the Austraclear New Zealand System are made on a RTGS basis, all high-value and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a RTGS basis through the institutions’ Austraclear New Zealand System cash account that clears through their respective banks’ exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBNZ. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.

The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross. As described in more detail above, under “New Zealand Taxation”, interest paid to holders of valid certificates of exemption is not subject to the New Zealand RWT rules. In order for this exemption to apply to the payment of interest on a New Zealand Domestic Note, the New Zealand Registrar must have seen a copy of a certificate of exemption issued to the holder or if the New Zealand Domestic Note is held through a nominee member of the Austraclear New Zealand System, to the nominee. However, the RBNZ will allow a member of the Austraclear New Zealand System that is non-resident in New Zealand and does not hold a certificate of exemption from RWT to hold only New Zealand government securities.

Accordingly, in practice:

(i)	a holder of a New Zealand Domestic Note lodged in the Austraclear New Zealand System must provide evidence to the RBNZ that it is the holder of a certificate of exemption from RWT; or

(ii)	the holder must hold the New Zealand Domestic Note through a nominee member of the Austraclear New Zealand System that has itself provided that evidence to the RBNZ; or

(iii)	(where a New Zealand Domestic Note is traded from the Austraclear New Zealand System to either Euroclear or Clearstream, Luxembourg, in which case the New Zealand Domestic Note remains within the Austraclear New Zealand System (see below)), Westpac Nominees-NZ- Limited (“Westpac Nominees”), which acts as agent for Euroclear, and ANZ Nominees Limited (“ANZ Nominees”), which acts as agent for Clearstream, Luxembourg, manage any related interest withholding tax that is legally required in relation to the relevant payment; in this case, each of Euroclear and Clearstream, Luxembourg is responsible for advising Westpac Nominees or ANZ Nominees, as the case may be, of the tax status of its holder as the beneficial owner of the New Zealand Domestic Note.

Cross-market trading — Austraclear Australian System

The Austraclear Australian System is a participant in the Euroclear System and the Clearstream, Luxembourg (each a “Clearance and Settlement System”) and consequential changes to the Austraclear Australia’s Rules have been made. The amendments provide for members of the Austraclear Australian System to lodge, take out (“uplift”) and record transactions in respect of entitlements to certain bonds, notes, certificates of deposit and commercial paper issued in the Euromarkets (“Eurosecurities”). Members of the Austraclear Australian System will acquire an equitable interest (a “Euroentitlement”) in the rights which the Austraclear Australian System acquires to the relevant Eurosecurities. A Euroentitlement will be lodged in the Austraclear Australian System by the member arranging for the transfer of the Eurosecurities to the account of Austraclear Australian System with the relevant Clearance and Settlement System. It will not be possible for members to subscribe for a Eurosecurity through the Austraclear Australian System. Once a Euroentitlement is lodged with the Austraclear Australian System the member can deal with the Euroentitlement in much the same way as other securities lodged with the Austraclear Australian System.

The Austraclear Australian System will establish a separate account in Australia through which it will receive and disburse payments to members who hold Euroentitlements. Payments received by the Austraclear Australian System in respect of Eurosecurities relating to Euroentitlements will be paid by the Austraclear Australian System to the relevant member for value on the same day that payment is made by the issuer of the related Eurosecurities.

Euroentitlements will be able to be uplifted from the Austraclear Australian System by the Austraclear Australian System transferring the related Eurosecurity to the account of another participant in the relevant Clearance and Settlement System.

At present the provisions do not provide for a two-way link. The provisions will only apply to securities issued in the Euromarkets. Accordingly, the new arrangements will not apply to instruments issued in the Australian domestic markets.

Cross-market trading - Austraclear New Zealand System

Westpac Nominees acts in New Zealand as the agent for Euroclear, and ANZ Nominees as the agent for Clearstream, Luxembourg for New Zealand dollar-denominated fixed interest and registered discount securities issued in the New Zealand domestic markets and initially lodged with the Austraclear New Zealand System. Unlike the Austraclear Australian System, the RBNZ is not a participant in Euroclear or Clearstream, Luxembourg. If a security is traded from the Austraclear New Zealand System into Euroclear or Clearstream, Luxembourg, the security is transferred from the account of the relevant member of the Austraclear New Zealand System into the pool account of Euroclear or Clearstream, Luxembourg, as the case may be, within the Austraclear New Zealand System. Legal ownership of the security remains with NZCSD and only the beneficial entitlements to the security changes. That is, the security always remains lodged within the Austraclear New Zealand System and is not “uplifted” into Euroclear or Clearstream, Luxembourg. The relevant participant in Euroclear or Clearstream, Luxembourg acquires an equitable interest in the rights which Euroclear or Clearstream, Luxembourg acquires to the relevant security.

On advice from Euroclear or Clearstream, Luxembourg, Westpac Nominees or ANZ Nominees, as the case may be, enters and settles transactions in the Austraclear New Zealand System with its New Zealand member, then advises Euroclear or Clearstream, Luxembourg electronically via SWIFT. Any payments of funds are cleared by Euroclear’s or Clearstream, Luxembourg’s New Zealand bank.

At present, the Austraclear New Zealand System does not provide for a two-way link with Euroclear and Clearstream, Luxembourg. The Austraclear New Zealand System enables New Zealand Domestic Notes initially lodged within the Austraclear New Zealand System to be traded to Euroclear and Clearstream, Luxembourg accounts through their respective New Zealand agents. It is not possible at present for New Zealand dollar-denominated Eurosecurities initially lodged within Euroclear and/or Clearstream, Luxembourg to be traded into the Austraclear New Zealand System or to be subscribed through the Austraclear New Zealand System.

Summary of provisions relating to Euro Notes while in
Global Form

This summary relates to the issue by the Issuer of Notes in bearer form (“Euro Notes”) pursuant to the Euro Fiscal Agency Agreement dated 31 October 2001 as amended and restated on 15 October 2002 as amended and restated or supplemented from time to time between the Issuer and the Fiscal Agent and having the benefit of the Deed Of Covenant dated 31 October 2001 executed by the Issuer. All capitalised terms that are not defined in this summary have the meaning given to them in the “Terms and Conditions of the Notes”.

1	Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (“Common Depositary”), Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

2	Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

3	Payments

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interest in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, have given a like certification (based on the certifications it has received) to the Fiscal Agent.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

4	Exchange

4.1 Temporary Global Notes

Each Temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Euro Fiscal Agency Agreement for interests in a Permanent Global Note or, if so provided in the relevant Pricing Supplement, for Definitive Bearer Notes.

If:

(a)	a Permanent Global Note has not been delivered or its principal amount increased by 5.00 p.m. (London time) on the seventh day after the bearer of a Temporary Global Note has requested exchange of an interest in the Temporary Global Note for an interest in a Permanent Global Note; or

(b)	Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Temporary Global Note has requested exchange of the Temporary Global Note for Definitive Notes; or

(c)	a Temporary Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of a Temporary Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Temporary Global Note in accordance with the terms of the Temporary Global Note on the due date for payment, then the Temporary Global Note (including the obligations to deliver a Permanent Global Note or increase the principal amount thereof or deliver Definitive Notes, as the case may be) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such thirtieth day (in the case of (b) above) or at 5.00 p.m. (London time) on such due date (in the case of (c) above) and the bearer of the Temporary Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Note or others may have under a deed of covenant dated 31 October 2001 (“Deed of Covenant”) executed by the Issuer). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Temporary Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Temporary Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.

4.2	Permanent Global Notes

Each Permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under “Partial Exchange of Permanent Global Notes”, in part for Definitive Notes:

(a)	by the Issuer giving notice to the Noteholders and the Fiscal Agent of its intention to effect such exchange, unless principal in respect of any Notes is not paid when due;

(b)	if the relevant Pricing Supplement provides that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange; and

(c)	otherwise, (i) if the Permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an “Alternative Clearing System”) and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (ii) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.

If:

(a)	Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Permanent Global Note has duly requested exchange of the Permanent Global Note for Definitive Notes; or

(b)	a Permanent Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Permanent Global Note in accordance with the terms of the Permanent Global Note on the due date for payment,

then the Permanent Global Note (including the obligation to deliver Definitive Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Note will have no further rights under it (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under the Deed of Covenant). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Permanent Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.

4.3	Partial exchange of Permanent Global Notes

For so long as a Permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such Permanent Global Note will be exchangeable in part on one or more occasions for Definitive Notes (a) if principal in respect of any Notes is not paid when due or (b) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Pricing Supplement) relating to Partly Paid Notes.

4.4	Delivery of Notes

On or after any due date for exchange the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part of it to be exchanged, the Issuer will deliver, or procure the delivery of, a Permanent Global Note in an aggregate principal amount equal to that of the whole or that part of a Temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a Permanent Global Note to reflect such exchange.

In this Information Memorandum,“Definitive Notes” means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed and printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the schedules to the Euro Fiscal Agency Agreement. On exchange in full of each Permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

4.5	Exchange Date

“Exchange Date” means, in relation to a Temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a Permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

5	Transfers

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

6	Conditions applicable to Global Notes

Each Global Note contains provisions which modify the Terms and Conditions of the Notes as they apply to the Global Note. The following is a summary of certain of those provisions:

(a)	Meetings: The holder of a Permanent Global Note shall (unless such Permanent Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of holders and, at any such meeting, the holder of a Permanent Global Note shall be treated as having one vote in respect of each minimum Denomination of Notes for which such Global Note may be exchanged.

(b)	Cancellation: Cancellation of any Note represented by a Permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the principal amount of the relevant Permanent Global Note.

(c)	Purchase: Notes represented by a Permanent Global Note may be purchased by the Issuer or any of its Subsidiaries at any time in the open market or otherwise and at any price.

(d)	Issuer’s call options: Any option of the Issuer provided for in the Conditions of the Notes while such Notes are represented by a Permanent Global Note shall be exercised by the Issuer giving notice to the holders within the time limits set out in and containing the information required by the Conditions, except that the notice is not required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes is required. If any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes are governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).

(e)	Investors’put option: Any option of the holders provided for in the Conditions of any Notes while such Notes are represented by a Permanent Global Note may be exercised by the holder of such Permanent Global Note, giving notice to the Principal Paying Agent within the time limits relating to the deposit of Notes with the Principal Paying Agent substantially in the form of the notice available from the Principal Paying Agent or any Paying Agent, except that the notice is not required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the principal amount of Notes in respect of which the option is exercised and at the same time presenting for notation the Permanent Global Note to the Fiscal Agent.

7	Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Information Memorandum, but will be contained in the relevant Pricing Supplement and accordingly in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for any interest in a Permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

Sale and Subscription

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated 31 October 2001 as amended and restated or supplemented from time to time (“Dealer Agreement”) between the Issuer and the Arranger, the Notes will be offered by the Issuer to the Dealers. The Notes may be resold at prevailing market prices, or at related prices, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that may be jointly and severally underwritten by two or more Dealers.

The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes and to pay the Dealers certain fees and commissions. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe for Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

United States of America

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. Terms used in the preceding sentence have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in the preceding sentence have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.

Each Dealer has agreed that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes,

(a)	as part of their distribution at any time or

(b)	otherwise until 40 days after the completion of the distribution of the Notes comprising the relevant Tranche, as certified to the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer by such Dealer (or, in the case of a sale of a Tranche of Notes to or through more than one Dealer, by each of such Dealers as to Notes of such Tranche purchased by or through it, in which case the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer shall notify each such Dealer when all such Dealers have so certified), within the United States or to or for the account or benefit of U.S. persons, and such Dealer will have sent to each dealer to which it sells Notes during the relevant distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to or for the account or benefit of U.S. persons.

Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering of Notes comprising any Tranche, any offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issue of Index Linked Interest Notes and Dual Currency Notes is subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers agree as a term of the issue and purchase of such Notes, which additional selling restrictions will be set out in the applicable Pricing Supplement. The Dealers have agreed that they will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

United Kingdom

Each Dealer has represented, warranted and agreed that:

(a)	No offer to public-listed Notes: with respect to Notes which have a maturity of one year or more and which are to be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (“FSMA”), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b)	No offer to public-unlisted Notes: with respect to Notes which have a maturity of one year or more and which are not be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of such Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(c)	General compliance: it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the any Notes in, from or otherwise involving the United Kingdom; and

(d)	Financial promotion: it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of such Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (“Securities and Exchange Law”) and, accordingly, each Dealer has agreed that it will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Federal Republic of Germany

Each Dealer has represented and agreed that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (Wertpapierverkaufsprospktgesetz) of 13 December 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale securities.

The Republic of France

Each of the Dealers has represented and agreed that it will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France, and that offers and sales of Notes in the Republic of France will be made in accordance with article L. 411-2 the Code Monetaire et financier, as amended and Decree no. 98-880 dated 1 October 1998 relating to offers to a limited number of investors and/or qualified investors.

In addition, each of the Dealers has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Information Memorandum or any other offering material relating to the instruments other than to investors to whom offers and sales of Notes in the Republic of France may be made as described above.

Switzerland

Each Dealer has agreed that any issue of Notes denominated in Swiss Francs will be in compliance with the guidelines of the Swiss National Bank regarding issues of Swiss Franc denominated debt securities.

Commonwealth of Australia

Each Dealer has acknowledged and agreed that no prospectus or other disclosure document in relation to the Program or the Notes has been or will be lodged with the Australian Securities and Investments Commission. Each Dealer has represented and agreed that, unless the relevant Pricing Supplement provides otherwise, it:

(a)	has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b)	it has not distributed or published, and will not distribute or publish, the Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least A$500,000 or its equivalent (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia, and (ii) such action complies with all applicable laws and regulations.

New Zealand

Each Dealer has represented and agreed that:

(a)	it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b)	it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes,

in each case in New Zealand other than:

(i)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(ii)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(iii)	to persons who are each required to pay a minimum subscription price of at least N.Z.$500,000 for the Notes before the allotment of those Notes (disregarding any amounts payable, or paid, out of money lent by the Issuer or any associated person of the Issuer); or

(iv)	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore

Each Dealer has represented and agreed that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than:

(1)	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”);

(2)	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA; or

(3)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The Netherlands

Each Dealer has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes with a denomination of less than EUR50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Act 1995 (“Wet toezicht effectenverkeer 1995”) is applicable and the conditions attached to such exemption are complied with.

Italy

The offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Information Memorandum or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(a)	to professional investors (operatori qualificati), as defined in article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as successively amended; or

(b)	in circumstances which are exempted from the rules on solicitation of investments pursuant to article 100 of legislative decree No. 58 of 24 February 1998 (the Financial Services Act) and article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as successively amended.

Any offer, sale or delivery of the Notes or distribution of copies of the Information Memorandum or any other document relating to the Notes in the Republic of Italy under (a) or (b) above must:

(i)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and legislation decree No. 385 of 1 September 1993 (“Banking Act”);

(ii)	in compliance with article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending on inter alia, the aggregate value of the value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii)	in accordance with any other applicable laws or regulations.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the relevant Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Information Memorandum.

No action has been taken or will be taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution or making available of the Information Memorandum or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes or makes available the Information Memorandum, any other offering material or any Pricing Supplement and the Issuer nor any other Dealer shall have responsibility for them.

With regard to each Tranche, the relevant Dealer(s) will comply with such other additional restrictions as the Issuer and the relevant Dealer(s) agree and are set out in the relevant Pricing Supplement.

Form of Pricing Supplement

Set out below is a proforma pricing supplement which, subject to completion and amendment, will be issued in respect of issues of Notes under the Program. Text in this section appearing in italics does not form part of the form of the Pricing Supplement but denotes directions for completing the Pricing Supplement.

Pricing Supplement dated [            ]

Telstra Corporation Limited

(ABN 33 051 775 556)

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under the euro 8,000,000,000
Debt Issuance Program

[This document constitutes the Pricing Supplement relating to the issue of Notes described in it. Terms used in this Pricing Supplement are deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 September 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.] [This document constitutes the Pricing Supplement relating to the issue of Notes described in it. Terms used in this Pricing Supplement are deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [original date ].This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated [current date] save in respect of the Conditions which are extracted from the Information Memorandum dated [original date] (which are attached to this Pricing Supplement).]1

[In connection with this issue, the Stabilising Agent or any person acting on its behalf may over-allot or effect transactions outside Australia with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent acting on its behalf to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules. Such stabilising activities are not permitted in Australia.]2

[Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1	Issuer:		Telstra Corporation Limited

2	(i)	Series Number:	[ ]

	(ii)	Tranche Number: (if fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)]	[ ]

3	Specified Currency or Currencies:		[ ]

4	Aggregate Nominal Amount:

	(i)	Series:	[ ]

	(ii)	Tranche:	[ ]

1	This wording should be used for issues of fungible Notes which have Terms and Conditions set out in an old Information Memorandum.

2	Applies where a Stabilising Agent is appointed.

5	(i) Issue Price:	[ ] per cent of the Aggregate Nominal Amount [plus accrued interest from [insert date] (in the case of fungible issues only, if applicable)]

	(ii) Net proceeds:	[ ](Required only for listed issues)

6	Specified Denomination(s):	[ ][If the Tranche is to be issued in Australia, note that the denominations can be any value but the purchase price payable by each purchaser must be at least A$500, 000 (or its approximate equivalent in another currency) (disregarding moneys lent by the Issuer or its associates) or otherwise be offered in a manner that does not require disclosure under Part 6D.2 of the Corporations Act 2001 of Australia provided that the minimum denomination in any case must be at least Ð1,000 (or its approximate equivalent in another currency)]

7	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date (if different from the Issue Date):	[ ]

8	Maturity Date:	[Fixed rate - specify date Floating rate - specify Interest Payment Date falling in the relevant month and year]

9	Interest Basis:	[Fixed Rate]

[Specify reference rate +/- [ ]% Floating Rate]

[Zero Coupon]

[Index Linked Interest]

[specify other]

(further particulars specified below)

10	Redemption/Payment Basis:	[Redemption at par]

[Index Linked Redemption]

[Dual Currency]

[Partly Paid]

[Instalment]

[specify other]

11	Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for change of Notes into another interest or redemption/ payment basis]

12	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]

13	Status of Notes		Senior

14	Listing:		[London/Australia/other (specify)/None]

15	Method of distribution:		[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Fixed Rate[(s)] of Interest:	[ ] per cent. per annum [payable annually/semi- annually/quarterly/monthly] in arrear]

	(ii)	Interest Payment Date(s):	[ ] in each year

	(iii)	Fixed Coupon Amount[(s)]:	[ ] [per Note of [ ] Specified Denomination]

	(iv)	Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amounts]

	(v)	Day Count Fraction:	[30/360]/[Actual/Actual (ISMA)] specify other/ [If neither of these options applies, give details]

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details] (Consider if day count fraction, particular for euro denominated issues, should be on an Actual/Actual (ISMA) basis.)

17	Floating Rate Note Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate)

	(i)	Interest Period(s)/ Interest Payment Date(s):	[ ]

	(ii)	Specified Interest Payment Dates:	[ ]

	(iii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ (specify other) (unless “No Adjustment” is stated or the ISDA Rate applies) if nothing is specified in relation to Interest Payment Dates, the Modified Following Business Day Convention will apply. Care should be taken to match the maturity date (as well as other key dates) of the Notes with any underlying swap transaction. Since maturity dates do not automatically move with business day convention under ISDA, it may be necessary to specify “No Adjustment” in relation to maturity date of the Notes to disapply the Applicable Business Day Convention]

	(iv)	Additional Business Centre(s):	[Not Applicable/give details]

	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/ (specify other)]

	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Fiscal Agent]):		[ ]

	(vii)	Screen Rate Determination:

		-	Reference Rate:	[For example, LIBOR, EURIBOR or BBSW]

		-	Interest Determination Date(s):	[For example, second London business day prior to the start of each Interest Period of LIBOR other than sterling or euro LIBOR, first day of each Interest Period of sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period of EURIBOR or euro LIBOR.]

		-	Relevant Screen Page:	[For example, Telerate page 3750/248]

	(viii)	ISDA Determination:

		-	Floating Rate Option:	[ ]

		-	Designated Maturity:	[ ]

		-	Reset Date:	[ ]

	(ix)	Margin(s):		[+/-] [ ] Per cent. per annum

	(x)	Minimum Rate of Interest:		[ ] per cent. per annum

	(xi)	Maximum Rate of Interest:		[ ] per cent. per annum

	(xii)	Day Count Fraction:		[ ]

	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		[Not applicable/give details]

18	Zero Coupon Note Provisions			[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraph of this paragraph)

	(i)	[Amortisation/Accrual] Yield:		[ ] per cent. per annum

	(ii)	Reference Price:		[ ]

	(iii)	Any other formula/basis of determining amount payable:		[Consider whether it is necessary to specify a Day Count Fraction for the purposes of Condition 15.5]

	(iv)	Interest Period(s):		[ ]

19	Index Linked Interest Note Provisions			[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Index/Formula:		[Give or annex details]

	(ii)	Calculation Agent responsible for calculating the interest due:	[ ]

	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]

	(iv)	Interest Period(s)	[ ]

	(v)	Specified Period(s)/Specified Interest Payment Dates:	[ ]

	(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ (specify other)]

	(vii)	Additional Business Centre(s):	[ ]

	(viii)	Minimum Rate of Interest:	[ ] per cent. per annum

	(ix)	Maximum Rate of Interest:	[ ] per cent. per annum

	(x)	Day Count Fraction:	[ ]

20	Dual Currency Note Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[Give details]

	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]

	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21	Issuer Call Option		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Optional Redemption Date(s):	[ ]

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]

(iii) If redeemable in part:

	(a) Minimum Redemption Amount:	[ ]

	(b) Maximum Redemption Amount:	[ ]

	(iv) Notice period (if other than as set out in the Conditions):	[ ]

22	Investor Put Option	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Optional Redemption Date(s):	[ ]

(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):

	(iii) Notice period (if other than as set out in the Conditions):	[ ]

23	Final Redemption Amount	[Nominal Amount/(specify other)/see Appendix]

24	Early Redemption Amount	[ ]

Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:	[Bearer Notes/Australian Domestic Notes (in registered form)/New Zealand Domestic Notes (in registered form)/ [specify other]]

[Interests in a Temporary Global Note in bearer form are exchangeable for interests in a Permanent Global Note in bearer form; interests in a Permanent Global Note in bearer form are exchangeable for definitive Notes in bearer form in the limited circumstances specified in the Permanent Global Note.]

[Interests in a Temporary Global Note in bearer form are exchangeable for definitive Notes in bearer form]

26	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details. Note that this item relates to the place of payment, and not interest period end dates, to which item I6(iii) relates]

27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]

28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/give details] [Attach further provisions as necessary]

29	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/give details]

30	Notices:	[specify any other means of effective communications]

31	Consolidation provisions	[Not applicable/The provisions [in Condition 27 (Further issues)] [annexed to this Pricing Supplement] apply]

32	Governing law:	[English law/Australian Capital Territory law/New Zealand law/specify other]

33	Other terms or special conditions:	[Not Applicable/give details]

34	Redenomination, renominalisation and reconventioning provisions:	[Not applicable/The provisions in [Condition 29/ annexed to this Pricing Supplement] apply]

DISTRIBUTION

35	(i) If syndicated, names of Managers:	[Not Applicable/give names]

	(ii) Stabilising Agent (if any):	[Not Applicable/give name]

36	If non-syndicated, name of Dealer:	[Not Applicable/give name]

37	Additional selling restrictions:	[Not Applicable/give details]

OPERATIONAL INFORMATION

38	ISIN Code:	[ ]

39	Common Code:	[ ]

40	Austraclear [New Zealand] identification number:	[ ]

41	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg, Austraclear or Austraclear New Zealand and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]

42	Delivery:	Delivery [against/free of] payment

43	Additional Payment Agent(s) (if any):	[ ]

44	In the case of [Australian/New Zealand] Domestic Notes:

[Australian/New Zealand] Registrar:

[ ] of [address]]

The Note will be eligible for lodgement into the [Austraclear/Austraclear New Zealand] System. Distributions of principal and interest with respect to Notes held through the Austraclear/Austraclear New Zealand] System will be credited to the cash accounts of members of the Austraclear/Austraclear New Zealand] System in accordance with the regulations and the operating manual applicable to the Austraclear/Austraclear New Zealand] System.

Interests in the Notes may be held through Euroclear and Clearstream, Luxembourg indirectly through institutions which are participants in Euroclear and Clearstream, Luxembourg. In such circumstances, [Westpac Custodian Nominees Limited/Westpac Nominees -NZ- Limited] (as nominee of Euroclear) or ANZ Nominees Limited (as nominee of Clearstream, Luxembourg) would hold the interests in the Notes in the [Austraclear/Austraclear New Zealand] System. [Austraclear Limited/NZCSD] will be [inscribed/ registered] as the Holder of such Notes and will therefore be treated by the Issuer and the [Australian/New Zealand] Registrar as the absolute owner of such Notes.

The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their participants and the investors.

45	Public Offer Test Compliant	The Notes [are issued/are not issued] in a manner which the Issuer intends to comply with the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia

[LISTING APPLICATION

This Pricing Supplement comprises the details required for the issue of Notes described in it to be admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange plc pursuant to the admission to listing and trading of the euro 8,000,000,000 Debt Issuance Program of Telstra Corporation Limited.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:

Duly authorised officer

General Information

Listing

The admission of the Program to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange is expected to take effect on 24 September 2004. Any Tranche of Notes intended to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange will be so admitted to listing and trading upon submission to the UK Listing Authority and the London Stock Exchange of the relevant Pricing Supplement and any other information required by the UK Listing Authority and the London Stock Exchange, subject to the issue of the relevant Notes. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

However, Notes may be issued pursuant to the Program which will not be admitted to listing, trading and/or quotation by the UK Listing Authority or the London Stock Exchange or any other listing authority, stock exchange and/or quotation system or which will be admitted to listing, trading and/or quotation by such listing authority, stock exchange and/or quotation system as the Issuer and the relevant Dealer(s) may agree.

Authorisations

The establishment of the Program was authorised as part of the borrowing Program approved on 19 October 2001. The Issuer has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes.

Clearing of the Notes

The Notes (other than Australian Domestic Notes and New Zealand Domestic Notes) have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and the International Securities Identification Number in relation to the Notes of each Series will be specified in the Pricing Supplement relating thereto. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

US selling restrictions

Notes (other than Temporary Global Notes, Australian Domestic Notes and New Zealand Domestic Notes) and any Coupon appertaining thereto will bear a legend substantially to the following effect: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person who holds a bearer Note or Coupon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such bearer Note or Coupon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

Settlement arrangements

Settlement arrangements will be agreed between the Issuer, the relevant Dealer(s) and the Fiscal Agent (if relevant) in relation to each Tranche of Notes.

Legal proceedings

There are no legal, arbitration or administrative proceedings involving the Issuer or any of its subsidiaries (and, so far as the Issuer is aware, no such proceedings are pending or threatened) that have or may have or have had during the twelve months prior to the date of this document, a significant effect on the financial position of the Issuer and its subsidiaries taken as a whole.

Financial information and accounts

Since 30 June 2004, the last day of the financial period for which the most recent audited financial statements of the Issuer have been prepared, there has, with the exception of disclosures made in the Information Memorandum, been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole.

Independent public auditors have audited the Issuer’s financial statements for the three fiscal years ended 30 June 2004 and unqualified opinions have been received. While the auditor for Australian financial reporting purposes was the Australian National Audit Office for the three year period ending on 30 June 2004, the auditor for filings outside Australia has been Ernst & Young for fiscal years 2004, 2003, 2002 and 2001.

Program documents

For so long as the Program remains in effect or any Notes shall be outstanding, copies of the following documents may be inspected during normal business hours at the specified office of the Fiscal Agent, the Paying Agent, the Australian Registrar, the New Zealand Registrar and from the principal office of the Issuer, namely:

(a)	the constitution of the Issuer;

(b)	the current listing particulars and any supplementary listing particulars in relation to the Program, together with any amendments;

(c)	the Deed of Covenant;

(d)	the Euro Fiscal Agency Agreement;

(e)	the Dealer Agreement;

(f)	the Australian Registry Services Agreement;

(g)	the New Zealand Registry Services Agreement;

(h)	the Australian Note Deed Poll;

(i)	the New Zealand Note Deed Poll;

(j)	the most recent accounts and consolidated accounts of the Issuer beginning with the accounts for the years ended 30 June 2002, 30 June 2003 and 30 June 2004 together with any unaudited interim consolidated accounts of the Issuer beginning with the 31 December 2002 consolidated accounts; and

(k)	any Pricing Supplement relating to Notes which are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system. (In the case of any Notes which are not admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system, copies of the relevant Pricing Supplement will only be available for inspection by a Noteholder (including, for this purpose, any person holding an interest in a Global Note) in respect of such Note).

Transparency Directive

On 30 March 2004, the European Parliament voted to approve a directive regarding the harmonisation of transparency requirements with regard to information about issuers whose securities are admitted to trading on a regulated market in the European Union (2003/0045(COD)) (“Transparency Directive"). The text of the Transparency Directive has not been finalised and has yet to be adopted by the Council of Economics and Finance Minister of the European Union. If the Transparency Directive enters into force in a form which would require the Issuer to publish financial information more regularly than it would otherwise be required to do or according to International Accounting standards or International Financial Reporting Standards (or such other Standards as may be set out in the final text of the Transparency Directive), the Issuer may decide to de-list the Notes from the Official List of the Financial Services Authority and from trading on the London Stock Exchange and may procure admission to listing, trading and/or quotation on such other exchange located outside the European Union.

In the event of such a de-listing, the Issuer will notify the London Stock Exchange and the UK Listing Authority and notice of such de-listing will be published in accordance with Condition 28 as is agreed between it, the Arranger and relevant Dealers.

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000

FISCAL AGENT AND PAYING AGENT

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

NEW ZEALAND REGISTRAR

Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna
Auckland 1020

AUTHORISED ADVISOR

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

LEGAL ADVISERS

to the Issuer as
to Australian and English law

Mallesons Stephen Jaques
Level 28
Rialto
525 Collins Street
Melbourne Victoria 3000

to the Arrangers as to English law Clifford Chance 10 Upper Bank Street London E14 5JJ	to the Issuer as to New Zealand law Bell Gully Vero Centre 48 Shortland Street Auckland

Form 603

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To. Company Name/Scheme	Hutchison Telecommunications (Australia) Limited

ACN/ARSN	ACN 003 677 227

1. Details of substantial holder (1)

Name	Telstra Corporation Limited and each person set out in Annexure A (“Telstra Group”)

ACN/ARSN (if applicable)	051 775 556

The holder became a substantial holder on	6 / 12 /2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2)had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Ordinary Shares	477,312,105 or higher in the circumstances described in paragraph (b) of Annexure C	477,312,105 or higher in the circumstances described in paragraph (b) of Annexure C	70.34% or higher in the circumstances described in paragraph (b) of Annexure C

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Telstra Corporation Limited	Ability to restrict the disposal of shares as described in Annexure B pursuant to the 3GIS Partnership and Operating Agreement dated 6 December 2004 between Hutchison 3G Australia Pty Limited, Telstra OnAir Holdings Pty Limited, 3GIS Pty Limited, Hutchison Whampoa Limited and Telstra Corporation Limited	477,312,105 ordinary shares or higher in the circumstances described in paragraph (b) of Annexure C
Telstra OnAir Holdings Pty Limited	Ability to restrict the disposal of shares as described in Annexure B pursuant to the 3GIS Partnership and Operating Agreement dated 6 December 2004 between Hutchison 3G Australia Pty Limited, Telstra OnAir Holdings Pty Limited, 3GIS Pty Limited, Hutchison Whampoa Limited and Telstra Corporation Limited	477,312,105 ordinary shares or higher in the circumstances described in paragraph (b) of Annexure C
Telstra Group (excluding Telstra Corporation Limited and Telstra OnAir Holdings Limited)	Each member of the Telstra Group has acquired a relevant interest in the securities in which Telstra Corporation Limited has a relevant interest, pursuant to the operation of sections 12(2)(a) and 608(3) of the Corporations Act, as a consequence of being associates of Telstra Corporation Limited.	477,312,105 ordinary shares or higher in the circumstances described in paragraph (b) of Annexure C

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant	Registered holder of	Person entitled to be	Class and number
interest	securities	registered as holder (8)	of securities
Telstra Group	Hutchison Communications (Australia) Pty Limited	Hutchison Communications (Australia) Pty Limited	392,353,358
Telstra Group	Leanrose Pty Limited	Leanrose Pty Limited	84,958,747

Form 603

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Class and number of
Holder of relevant interest	Date of acquisition	Consideration (9)		securities
Telstra Corporation Limited	6/12/04	Cash: Nil	Non-Cash: Entry into, and performance of, the 3GIS Infrastructure Sharing Partnership Agreement described in Annexure D	477 ,312,105 ordinary shares or higher in the circumstances described in paragraph (b) of Annexure C
Telstra OnAir Holdings Pty Limited	6/12/04	Cash: Nil	Non-Cash: Entry into, and performance of, the 3GIS Infrastructure Sharing Partnership Agreement described in Annexure D	477 ,312,105 ordinary shares or higher in the circumstances described in paragraph (b) of Annexure C
Telstra Group (excluding Telstra OnAir Holdings Limited)	6/12/04	Cash: Nil	Non-Cash Nil	N/A

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Telstra Group (excluding Telstra Corporation Limited and Telstra OnAir Holdings Limited)	Each member of the Telstra Group (other than Telstra Corporation Limited and Telstra OnAir Holdings Limited) has a relevant interest under sections 12(2)(a) and 608(3) of the Corporations Act as associates of Telstra Corporation Limited.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra Corporation Limited	Level 41, 242 Exhibition Street, Melbourne, Victoria, 3000
Telstra OnAir Holdings Limited	Level 41, 242 Exhibition Street, Melbourne, Victoria, 3000
Telstra Group (excluding Telstra Corporation Limited and Telstra OnAir Holdings Limited)	c/- Level 41 , 242 Exhibition Street, Melbourne, Victoria, 3000

Signature

print name	Douglas Gration	capacity Company Secretary

sign here		date 07/03/2005

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest’ in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

Form 603

(7)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write “unknown”.

(9)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXUREA

Substantial Shareholders

	Country of	Immediate	Ultimate
Company Name	Incorporation	%	%

Parent Entity
Telstra Corporation Limited	Australia

Controlled Entities	Australia	100.00%	100.00%

On Australia Pty Limited	Australia	100.00%	100.00%

Chief Entertainment Pty Ltd	Australia	100.00%	100.00%

ESA Holdings Pty Ltd	Australia	100.00%	100.00%

-Telstra Business Systems Pty Ltd	Australia	100.00%	100.00%

Telstra Corporation Services Pty Limited	Australia	100.00%	100.00%

Telstra ESOP Trustee Pty Limited	Australia	100.00%	100.00%

Telstra Finance Limited	Australia	100.00%	100.00%

Telstra Growthshare Pty Ltd	Australia	100.00%	100.00%

Telstra International Limited	Australia	100.00%	100.00%

Telstra Media Pty Limited	Australia	100.00%	100.00%

Telstra Multimedia Pty Limited	Australia	100.00%	100.00%

Telstra Rewards Pty Ltd	Australia	100.00%	100.00%

Transport Communications Australia Pty Ltd	Australia	100.00%	100.00%

Telstra New Wave Pty Ltd	Australia	100.00%	100.00%

Hypertokens Pty Ltd	Australia	100.00%	100.00%

Data & Text Mining Technologies Pty Ltd	Australia	100.00%	100.00%

Lyrebird Technologies Pty Ltd	Australia	100.00%	100.00%

Hypermax Holdings Pty Ltd	Australia	100.00%	100.00%

Network Design and Construction Limited	Australia	100.00%	100.00%

- NDC Global Holdings Pty Limited	Australia	100.00%	100.00%

NDC Telecommunications India Private Limited	India	100.00%	100.00%

PT NDC Indonesia	Indonesia	95.00%	95.00%

NDC Global Philippines, Inc	Philippines	100.00%	100.00%

NDC Global Holdings (Thailand) Limited	Thailand	98.00%	98.00%

- NDC Global Services (Thailand) Limited	Thailand	51.00%	51.00%

NDC Global Services Malaysia Sdn. Bhd	Malaysia	100.00%	100.00%

- NDC Global Services Pty Limited	Australia	100.00%	100.00%

Sensis Pty Limited	Australia	100.00%	100.00%

- Trader.com (Australia) Holdings Pty Ltd	Australia	100.00%	100.00%

Trading Post Group Pty Ltd	Australia	66.99%	66.99%

- Collectormania Australia Pty Ltd	Australia	100.00%	100.00%

- The Personal Trading Post Pty Limited	Australia	100.00%	100.00%

- Just Listed Pty Limited	Australia	100.00%	100.00%

- Ad Mag SA & NSW Pty Ltd	Australia	100.00%	100.00%

Page 1 of Annexure A

	Country of	Immediate	Ultimate
Company Name	Incorporation	%	%

Ad Mag AGI Pty Limited	Australia	100.00%	100.00%

- Trader.com Australia Warranties Pty Limited	Australia	100.00%	100.00%

Warranty Direct (Australia) Pty Ltd	Australia	100.00%	100.00%

- The Melbourne Trading Post Pty Ltd	Australia	100.00%	100.00%

The National Trading Post Pty Ltd	Australia	100.00%	100.00%

Australian Retirement Publications Pty Ltd	Australia	100.00%	100.00%

- Auto Trader Australia Pty Ltd	Australia	100.00%	100.00%

WA Auto Trading Pty Ltd	Australia	100.00%	100.00%

Sydney Buy & Sell Pty Ltd	Australia	100.00%	100.00%

Sydney Auto Trader Pty Ltd	Australia	100.00%	100.00%

- Trader.com (Australia) Pty Limited	Australia	100.00%	100.00%

Trading Post Australia Pty Limited	Australia	100.00%	100.00%

Appraised Staff Agency Pty Ltd	Australia	100.00%	100.00%

Tradernet Pty Limited	Australia	100.00%	100.00%

Trading Post Classifieds Pty Limited	Australia	100.00%	100.00%

Trading Post On Line Pty Limited	Australia	100.00%	100.00%

Research Resources Pty Ltd	Australia	100.00%	100.00%

Queensland Trading Post Pty Ltd	Australia	100.00%	100.00%

Trading Post Marketing (QLD) Pty Ltd	Australia	100.00%	100.00%

Trading Post on the Net Pty Ltd	Australia	100.00%	100.00%

- Trading Post Group Pty Limited	Australia	33.01%	33.01%

- CitySearch Australia Pry Ltd	Australia	100.00%	100.00%

CitySearch Canberra Pty Ltd	Australia	100.00%	100.00%

- Sensis Holdings Pty Ltd	Australia	100.00%	100.00%

Invizage Pty Ltd	Australia	75.00%	75.00%

-Universal Publishers Pty Ltd	Australia	100.00%	100.00%

Telstra Services Solutions Holdings Limited	Australia	100.00%	100.00%

- KAZ Group Limited	Australia	100.00%	100.00%

KAZ Computer Services (HK) Ltd	Hong Kong	100.00%	100.00%

KAZ Computer Services (SEA) Ltd	Singapore	100.00%	100.00%

KAZ Business Services Pty Ltd	Australia	100.00%	100.00%

Atune Financial Solutions Pty Ltd	Australia	100.00%	100.00%

Fundi Software Pty Ltd	Australia	100.00%	100.00%

KAZ Software Solutions Pty Ltd	Australia	100.00%	100.00%

KAZ Technology Services Pty Ltd	Australia	100.00%	100.00%

KAZ Technology Services Pty Ltd	Australia	100.00%	100.00%

IOCORE Asia Pacific Pty Ltd	Australia	100.00%	100.00%

Techsouth Pty Ltd	Australia	100.00%	100.00%

Australian Administration Services Pty Ltd	Australia	100.00%	100.00%

Page 2 of Annexure A

	Country of	Immediate	Ultimate
Company Name	Incorporation	%	%

AAS Superannuation Services Pty Ltd	Australia	100.00%	100.00%

KAZ Business Services Australia Pty Ltd	Australia	100.00%	100.00%

- Telstra CB.Com Limited	Australia	100.00%	100.00%

- Telstra CB.fs Limited	Australia	100.00%	100.00%

Telstra eBusiness Services Pty Limited	Australia	100.00%	100.00%

Australasian Insurance Systems Pty Ltd	Australia	100.00%	100.00%

DBA Ltd	Australia	100.00%	100.00%

Brokerlink Pty Ltd	Australia	81.33%	81.33%

DBA Computer Systems Pty Ltd	Australia	100.00%	100.00%

Unilink Group Pty Ltd	Australia	100.00%	100.00%

TRC Computer Systems Pty Ltd	Australia	100.00%	100.00%

- Telstra CB.net Limited	Australia	100.00%	100.00%
Telstra Communications Limited	Australia	100.00%	100.00%

- Telecom Australia (Saudi) Company Limited	Saudi Arabia	50.00%	50.000%

Telstra Holdings Pty Ltd	Australia	100.00%	100.00%

- Beijing Australia Telecommunications	China, People’s	100.00%	100.00%
Technical Consulting Services Company Limited	Republic of:

- Telstra Global Limited	United Kingdom	100.00%	100.00%

PT Telstra Nusantara	Indonesia	100.00%	100.00%

Telstra Europe Limited	United Kingdom	100.00%	100.00%

PSI Net UK Ltd	United Kingdom	100.00%	100.00%

Cable Telecom (GB) Limited	United Kingdom	100.00%	100.00%

Cable Telecom (Europe) Limited	United Kingdom	100.00%	100.00%

Cable Telecommunications Limited	United Kingdom	100.00%	100.00%

- Telstra Holdings (Bermuda) No 1 Limited	Bermuda	100.00%	100.00%

- Telstra Holdings (Bermuda) No 2 Limited	Bermuda	100.00%	100.00%

Telstra CSL Limited	Bermuda	100.00%	100.00%

Bestclass Holdings Ltd	Virgin Islands	100.00%	100.00%
	(British)

Hong Kong CSL Limited	Hong Kong	100.00%	100.00%

CSL Limited	Hong Kong	100.00%	100.00%

Integrated Business Systems Limited	Hong Kong	100.00%	100.00%

One2Free Personalcom Limited	Hong Kong	100.00%	100.00%

- Telstra IDC Holdings Limited	Bermuda	100.00%	100.00%

- Telstra Inc	United States	100.00%	100.00%

- Telstra India (Private) Limited	India	100.00%	100.00%

- Telstra International HK Limited	Hong Kong	100.00%	100.00%

Damovo Hong Kong Limited	Hong Kong	100.00%	100.00%

- Telstra Japan Retail KK	Japan	100.00%	100.00%

- Telstra Singapore Pte Ltd	Singapore	100.00%	100.00%

Page 3 of Annexure A

	Country of	Immediate	Ultimate
Company Name	Incorporation	%	%

- Telstra Limited	New Zealand	100.00%	100.00%

- Telstra New Zealand Holdings Limited	New Zealand	100.00%	100.00%

TelstraClear Limited	New Zealand	100.00%	100.00%

Saturn Communications Limited	New Zealand	100.00%	100.00%

TelstraSaturn Holdings Limited	New Zealand	100.00%	100.00%

Sytec Resources Limited	New Zealand	100.00%	100.00%

Sytec Resources (Australia) Limited	Australia	100.00%	100.00%

DMZ Global Limited	New Zealand	100.00%	100.00%

DMZ Global (Australia) Limited	Australia	100.00%	100.00%

CLEAR Communications Limited	New Zealand	100.00%	100.00%
Telstra Media Holdings Pty Limited	Australia	100.00%	100.00%

- Telstra Enterprise Services Pty Limited	Australia	100.00%	100.00%
- Telstra Pay TV Pty Limited	Australia	100.00%	100.00%

Telstra OnAir Holdings Pty Ltd	Australia	100.00%	100.00%

- Telstra OnAir Infrastructure Holdings Pty Ltd	Australia	100.00%	100.00%

Telstra 3G Spectrum Holdings Pty Ltd	Australia	100.00%	100.00%

This is annexure A of four pages referred to in form 603 Notice of Initial Substantial Shareholder

Name: Douglas Gration
Capacity: Company Secretary, Telstra Corporation Limited

Signature:

Date: 07/03/2005

Page 4 of Annexure A

ANNEXURE B

Nature of Telstra’s Relevant Interest

On 6 December 2004 Hutchison 3G Australia Pty Limited, Telstra OnAir Holdings Pty Limited, 3GIS Pty Limited, Hutchison Whampoa Limited (HWL) and Telstra Corporation Limited (Telstra) entered into the 3GIS Partnership and Operating Agreement in relation to sharing 3G telecommunications infrastructure (Partnership Agreement). The details of the Partnership Agreement were disclosed to shareholders in the Explanatory Memorandum for the Extraordinary General Meeting held on 27 October 2004 and are also set out at Annexure D. Under the terms of the Partnership Agreement HWL gave an undertaking to the following effect:

HWL must ensure that there is no Change of Control of the Hutchison Telecommunications Australia Limited (HTAL) in favour of Singapore Telecommunications Limited (SingTel) or Vodafone Group plc (Vodafone), and any entity which either of them are in a position to control, until the earlier of:

(a)	30 June 2007;

(b)	the time when SingTel or Vodafone (as the case may be) has access through ownership, sharing or other contractual arrangement to 3G network sharing infrastructure using 3G technology which is in operation and covering at least 50% of the population of each of Sydney, Melbourne, Adelaide, Perth and Brisbane metropolitan areas, and any such sharing or contractual arrangement (if applicable) has a remaining term of at least 3 years from the time that level is reached; or

(c)	any earlier date notified by Telstra to HWL.

For this purpose, Change of Control is defined to mean any person obtaining beneficial ownership in 25% or more of the voting securities of HTAL and which beneficial ownership is greater than the beneficial ownership in the voting securities of HTAL which are held by HWL and its related bodies corporate. However, Change of Control does not include an acquisition by a person of beneficial ownership of 3% or less of the voting securities of HTAL which are acquired over a six month period.

The granting of this relevant interest was approved by the shareholders HTAL for the purpose of section 611 Item 7 of the Corporations Act, and for all other purposes, on 27 October 2004.

This is annexure B of one page referred to inform 603 Notice of Initial Substantial Shareholder

Name: Douglas Gration,
Capacity: Company Secretary, Telstra Corporation Limited

Signature:

Date: 07/03/2005

Page 1 of Annexure B

ANNEXURE C

Number of Securities, Person’s Votes and Voting Power

(a)	In 2003 Hutchison Communications (Australia) Pty Limited (HCAPL) entered into a Term Loan Facility with Leanrose Pty Limited (Leanrose), a shareholder Hutchison Telecommunications (Australia) Limited (HTAL), under which HCAPL agreed to refinance an existing loan of Leanrose and to secure the Term Loan Facility by taking a mortgage over Leanrose’s shares in HTAL, being 84,958,747 shares (Leanrose Shares). Under the Corporations Act this gives rise to HCAPL, and therefore Hutchison Whampoa Limited (HWL), having a relevant interest in the Leanrose Shares. The details of voting power at Item 2 of the Form 603 and the details of relevant interest at Item 3 of the Form 603 include the Leanrose Shares.

(b)	HWL indirectly holds 906,206,358 convertible notes (being 99.65% of all convertible notes issued by HTAL). If all of the convertible notes currently on issue are converted to shares in HTAL this would have the effect of increasing HWL’s relevant interests, and therefore Telstra Corporation Limited’s and Telstra OnAir Holding Limited’s relevant interest, in the voting securities of the Company to 81.12% (being 1,383,518,463 shares). This includes the Leanrose Shares and assumes that the other holders of the convertible notes all convert their notes to shares at the same time.

This is annexure C of one page referred to inform 603 Notice of Initial Substantial Shareholder

Name: Douglas Gration,
Capacity: Company Secretary, Telstra Corporation Limited

Signature:

Date: 07/03/2005

Page 1 of Annexure C

ANNEXURE D

Details of 3GIS Partnership and Operating Agreement

The details of the 3GIS Partnership and Operating Agreement were disclosed to shareholders in the Explanatory Memorandum for the Extraordinary General Meeting of 27 October 2007. Those details are also set out below:

On 6 December 2004, Hutchison 3G Australia Pty Limited (H3GA), Telstra OnAir Holdings Pty Limited (Telstra OnAir), 3GIS Pty Limited (3GIS), Hutchison Whampoa Limited (HWL) and Telstra Corporation Limited (Telstra) entered into an agreement for joint ownership and operation of 3G Infrastructure and to establish the 3GIS Partnership as an unincorporated partnership (Partnership Agreement).

H3GA and Telstra OnAir each hold a 50% beneficial interest in H3GA’s existing 3G Infrastructure which is to be used exclusivity for the purpose of the partnership. The partnership is exclusively managed by 3GIS which is a jointly owned company and which will acquire all future 3G Infrastructure on behalf of the partnership. The partnership will provide the network services to H3GA and Telstra that each needs to support the 3G Mobile Services it provides to customers or, in the case of Telstra, proposes to provide.

H3GA and Telstra OnAir have equal governance rights in relation to the partnership and 3GIS. In addition to the restriction on Change of Control described in Annexure B, the Partnership Agreement provides that in the event that there is a Change of Control of HTAL or H3GA at any time, in favour of any person, Telstra will be given and will thereafter retain a deciding vote on certain matters relating to the governance of the partnership and 3GIS. The deciding vote may not, however, be used to amend any of the agreements establishing the joint venture arrangements to which 3GIS is a party (including the agreement under which 3GIS must provide network services to H3GA) or to require 3GIS to act in a manner inconsistent with any of those agreements. Similar arrangements apply in favour of H3GA if there is a Change of Control of Telstra OnAir.

Dispute Resolution mechanisms are in place to resolve disagreements between the partners and the shareholders in 3GIS.

In return for the 50% ownership of the 3G Infrastructure, Telstra OnAir will pay H3GA $450 million under a fixed payment schedule, in four instalments. The first instalment was made on 6 December 2004. Telstra OnAir will have access to the partnership’s infrastructure for commercial purposes from 1 July 2005.

The shared business of H3GA and Telstra OnAir is at the 3G infrastructure level only. Under the arrangement, 3GIS has entered into network supply contracts with each of H3GA and Telstra OnAir and each of H3GA and Telstra will provide 3G mobile services to customers independently of and in competition with the other.

This is annexure D of two pages referred to inform 603 Notice of Initial Substantial Shareholder

Name: Douglas Gration
Capacity: Company Secretary, Telstra Corporation Limited

Signature:

Date: 07/03/2005

Page 1 of Annexure D

H3GA and Telstra will, in general, share equally all operating expenditure and all capital expenditure associated with the 3G infrastructure from 1 January 2005.

The structure of the network sharing arrangement means that H3GA no longer has exclusive control of its 3G infrastructure and will need to agree with Telstra OnAir on the activities and operations of the partnership and the 3G infrastructure on which it relies in the provision of its 3G mobile services. If there is a Change in Control (as described in Annexure B), this joint decision making arrangement will change as noted above.

In certain circumstances, the network sharing arrangement also provides that Telstra will have the right to purchase H3GA’s interest in the 3G Infrastructure joint enterprise. These can be summarised as follows:

(a)	The term of the partnership is expected to be from 1 January 2005 to 11 October 2017, which is the parties’ 3G spectrum licence expiry date. The term automatically extends until the expiry of any new 3G spectrum or other spectrum licences which the parties have made available for use with the 3G Infrastructure. If H3GA’s spectrum licences are not renewed on 11 October 2017, or on the expiry of any subsequent term, Telstra will have a right to purchase H3GA’s interest in the 3G Infrastructure joint enterprise for fair market value less a 25% discount, and upon sale, H3GA’s right to access the 3G Infrastructure would terminate.

(b)	If H3GA commits any of a limited number of specified material breaches under the agreement that is not remedied within a prescribed period, Telstra will have a right to purchase H3GA’s interests in 3G Infrastructure joint enterprise for fair market value less a 10% discount. Upon sale, the H3GA network access contract would terminate. However there is a contractual right to enter into good faith negotiations for an arm’s length agreement for wholesale access to the 3G Infrastructure.

Telstra has given parallel undertakings to H3GA.

The conditions precedent to the network sharing arrangement coming into effect have all been met.

Page 2 of Annexure D

2005 International Investor Roadshow

Telstra Corporation Limited 2005 International Investor Roadshow John Stanhope Chief Financial Officer “Building Momentum” Page 1

Highlights of 1H 2004/05 Strong Profit & -Underlying NPAT $2.3b (+9%), EPS +11% — FCF (excluding asset sales / acquisitions) $2.2b (+20%) Free Cashflow — Steady underlying margins — Fully Franked Interim Ordinary Dividend 14cps (+8%) Capital Management Program — Fully Franked Special Dividend 6cps — $750m Buy-Back successfully completed — Second quarter growth of 5% at top end of 4-5% target band Improved Domestic — 4 consecutive quarters of 3%+ underlying growth Revenue Growth — Now approaching forecast industry growth — 1.2m subscribers (+142%) Broadband Lift Off — Service levels improving — 3G : GSM JV in place, with vendor contract concluded 3G/4G Preparedness — 3G : CDMA (ie EVDO) being deployed — 4G WiFi hotspot population increasing Telstra’s fundamentals are strong Page 2

Reported Results ($ billions except EPS & DPS) 1 H 04 1 H 05 % Sales Revenue 10.46 11.28 7.8 EBIT 3.52 3.69 4.7 NPAT 2.29 2.34 1.9 EPS (cents) 17.9 18.6 3.9 Ordinary DPS (cents) 13.0 14.0 7.7 Growth in EPS & DPS Page 3

Underlying Results ($ billions except margins & EPS) 1 H04 1 H05 % Sales Revenue 10.46 10.95 4.8 Underlying Domestic Sales Revenue 9.74 10.18 4.5 Operating Expenses 5.35 5.55 3.8 EBITDA 5.26 5.49 4.3 EBIT 3.46 3.66 5.9 NPAT 2.13 2.32 8.8 Underlying EPS 16.6 18.5 11.4 EBITDA Margin (%) 50.3% 50.1% (0.2) EBIT Margin (%) 33.1% 33.4% 0.3 Domestic Operating Capex (incl 3G) 1.33 1.8 33 Free Cash Flow 1.83 2.18 20 Delivering on improved business performance Page 4

Our Strategy
Manage migration Improve
- optimise traditional customer service — minimise churn
Align Investment –grow new wave Cost and productivity Broadband improvements
- maintain margins
Wireless
IP Network
Advertising
Execution will deliver shareholder returns
Page 5

Improving Customer Satisfaction
Grade of service – Calls answered Broadband – Average connection (days) 100% 0.50% 35 30 Cable 0.40% 75% Calls answered in 20 sec (LHS) 25
0.30% 20 50%
15
0.20%
ADSL
10
25%
% of Calls > 15 mins (RHS) 0.10% 5 0% 0.00% 0 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 04- J an-04 04-Mar-04 04- May- 04 04-J ul- 04 04-Sep- 04 04- N ov-04 Dropout Rate — CDMA & GSM Mobile 3.0% Improved outcomes:
CDMA 2.5%
Dropout responses times to FOH 2.0% 1.5% GSM cycles times for Broadband
% Call 1.0%
0.5% completion of CDMA 0.0% 1X rollout
Mar-02 Sep-02 Mar-03 Sep-03 Mar-04 Sep-04
Improved customer service
is our top commercial priority

PSTN Voice Products
$4,200 -1.9% $90m ($89m) PSTN $4,100 $4,047m ($51m)
PSTN Maximising PSTN
($15m) ($2m) $4,000 ($8m) $3,972m
voice through: $3,900 Bundling $3,800 Rebalancing Feature penetration
$3,700
Call completion
$3,600
$3,500
1H 04 Basic Local STD ID Fixed to VAS 1H 05 Access Calls Mobile
Optimising cash flow
from fixed network
Page 7

Broadband Lift Off
Pricing changes stimulated market
Broadband Subscribers (000s)
Reduced ARPU
1,228
Migrating to higher value plans 803 611 Retail market share estimate 38% Minimal impact on Dial-up base
507 379 361
220
245 121 617 Wholesale 57 424 240 287
Retail 188
1H 03 FY 03 1H 04 FY 04 1H 05 70% $309m $182m Broadband
-1% $144m Narrowband $142m
Continued strong growth
1H 041H 05 in sector

Mobiles – continuing to deliver Including Terminating Revenue Mobile ARPUs per month ($)
100 Incl terminating $2,620m $2,433m +7.7% 80 Postpaid $77 $198m $186m Handsets 60 Blended $53
Terminating $526m
40 $507m +3.7%
Prepaid $19
20 0
1H 03 FY 03 1H 04 FY 04 1H 05
Mobile Services $1,896m $1,740m
+9.0% SIO growth 14% Pre paid SIO growth 32%, post paid 4% 1H 04 1H 05 Mobile data growth 24%
Solid performance in
increasingly competitive market
Page 9

Sensis – consistent growth story
Revenue EBIT
Underlying
Underlying $508m $952m Growth
Growth $453m $22m TPG $76m TPG +7.3% $809m +8.3% $62m $40m Other +5.9%
Sensis Sensis $486m $453m (incl other) $769m (excl other) $814m
1H 04 1H 05 1H 04 1H 05
Growth in online & voice
Higher 1H due to metro Yellow Pages release in 2Q Trading Post meeting expectations
Sensis — delivering Sensis “other “ reported in Telstra across other sales and service, solutions on strategy management and other revenue

Underlying Sales Drivers Movement Drivers of A$M Revenue Growth A$M Actual Growth% —— — 168 Total mobiles 2,094 8.7 155 Internet & IP solutions 624 33 100 Other Sales & Service 376 36.2 56 Pay TV 121 86.2 45 Advertising & Directories 814 5.9 -20 ISDN 453 (4.2) -21 Specialised Data 495 (4.1) -75 PSTN 3,972 (1.9) Strong Growth in Mobiles, Internet & IP as PSTN voice declines Page 11

Underlying Operating Expenses
+3.8% $5,547m $5,345m ($1)m $29m Equity Labour +1.3%
Accounted Salary increases absorbed $1,656m $1,635m losses Lower redundancy expense Greater front of house capability
Goods & Services Purchased +17%
Satisfying customer demand $1,737m $2,033m Handset subsidies Growth in network payments Pay TV bundling
Other operating exp. -4.4% $1,944m $1,859m Lower IT support costs Improved credit management Focussed marketing campaigns Lower plant & equipment costs
1H 04 1H 05
Cost growth
is demand driven

Revenue and Margin Performance
Domestic Underlying Sales Revenue
$m
5400 +5.0% Underlying Sales Revenue & Margin 5200 +0.9% 5000 +3.9%
10 80 +3.0% 4800 +2.9% +3.0%
4600
EBITDA Margin (RHS) 60 4400 5 4200 EBIT Margin (RHS) Q104 Q204 Q304 Q404 Q105 Q205 40 $m Cumulative cost reduction – 3yr $800m 0 800 Sales Rev Growth (LHS) 20 700 Savings target 1H 02 2H 02 1H 03 2H 03 1H 04 2H 04 1H 05 600 500 Savings achieved -5 0
400 300 200
Maintaining margins 100 0 as revenue growth improves FY 04 1H 05 FY 05 FY 06
Page 13

Capital Expenditure & Depreciation
1H 05 1H 05 Domestic core Capex Depreciation &
Total = $1,774m Total = $1,824m allocated Amortisation growth
77 31 61 to meet demand ... 131 is slowing ...
315 215 934
1H 04 386 1H 04 1,448 Total = $1,332m Total = $1,802m +33% +1.2% 29 60 120
Meet Current Demand 298 111
New Revenue Growth
Including 3G
143 Asset Lifecycle Mgt Depreciation 771 Amortisation Efficiency 158 (ex goodwill) Retention 1,444 Goodwill Compliance
FY05 capex guidance $3.3 billion
including 3G

Effective Capital Management
Ordinary Dividend +8%
Ordinary Special
6 $4.9b cash returns FY05 Dividends per share 3 +15% Gearing 44% CAGR Credit Rating A+ 14 12 12 13 13 Capital Management Distributions 11 11 11 8 Special Dividend $750m Format of 1H 2H 1H 2H 1H 2H 1H 2H 1H distribution
01 01 02 02 03 03 04 04 05 to be determined $1.5b $1.5b
Buyback
$1b $750m
Increasing cash returns
for shareholders FY 04 FY 05FY 06 FY 07 Page 15

Target Financial Parameters % 1. Payout Ratio (Ordinary Dividends Declared) % 2. Gearing – Net Debt
Weaker 55 Weaker 100 Target Zone 45 — 55%
50
Target Zone 80%
80
45
60 40 40 Stronger 35 Stronger FY 00 FY 01 FY 02 FY 03 FY 04 1H 05 FY 00 FY 01 FY 02 FY 03 FY 04 1H 05
Times 3. Interest Cover – EBITDA/ Net Int Exp T imes 4. Debt Servicing – Net Debt/EBITDA 15 Stronger 2.0 Target Zone greater than 8 times Weaker 1.7 10 Target Zone 1.3 – 1.7 times
1.4 1.1 5 0.8
0 0.5 Weaker Stronger FY 00 FY 01 FY 02 FY 03 FY 04 1H 05 FY 00 FY 01 FY 02 FY 03 FY 04 1H 05
Target parameters provide
flexibility for the future

Regulatory Issues
Current
Price Caps Review
Mobile Termination Pricing
Final decision on ULL/LSS undertakings USO Costing
Future
Next Generation Networks e.g. FTTH T3 — Full Privatisation
Regulatory issues
being proactively managed
Page 17

Outlook
Focus on domestic operations and customer service improvement Domestic revenue growth trending towards industry levels Steady underlying operating margins Domestic capex will be around $3.3 billion (including 3G) Emphasis on free cash flow and capital returns to shareholders
Company financial focus:
profitable revenue, margin & cash flow

Supplementary Information Page 19

Economic Outlook
Key drivers of forecast growth profile include: 6.0% Real GDP Growth aconsumer spending likely to slow; 5.0% aoversupply in some key sectors and higher Actual interest rates likely to lead to slowdown in
4.0% Forecast housing construction;
3.0% acontinuing strong business capex driven by 2.0% strong fundamentals; aexports likely to recover in line with global
1.0%
recovery and end of drought;
0.0% Inflation should remain within RBA target range
FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08
(ie 2% — 3%) over forecast horizon;
6.0% CPI
03/04 04/05 05/06 06/07 07/08
5.0%
Real GDP 4.0% 2.9% 3.2% 3.5% 3.1% Actual
Consumer spend 5.6% 4.2% 2.9% 2.2% 2.6% 4.0% Forecast Business capex 8.1% 9.1% 14.9% 6.5% 0.5% 3.0% CPI 2.4% 2.5% 2.3% 2.6% 2.9% 2.0% 1.0%
GDP growth profile 0.0%
FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08
around long term average

Telstra – A strong Performer
Telstra has an impressive dividend yield, ROIC, EBITDA
8
TCNZ
13th largest telco globally KT Corp 7 by market capitalisation 6 TELSTRA Strong Free Cash Flows 5 SBC Verizon BCE BT As at 23 February 2005 4 Bell South Fully integrated model 3 SingTel Vodafone Robust balance sheet 2
Telefonica (Moviles) NTT France Telecom
Rigorous CAPEX Dividend Yield % 1 management 0
AAA AA+ AA AA- A+ A A- BBB+ BBB BBB-
Rating
Source: Bloomberg
Attractive yield
and strong rating
Page 21

Peer Group Comparisons – CY04 Estimates*
100% 60% Payout Ratio EBITDA Margin
50% 80%
40%
60%
30% 40% 20%
20%
10%
0% 0% Telstra SGT TEL BT Group Deutsche France Telefonica Telecom Italia BellSouth Verizon SBC BCE Telstra SGT TEL BT Group Deutsche France Telefonica Telecom Italia BellSouth Verizon SBC BCE Telekom Telecom Telekom Telecom 20% 80% Capex to Sales Asset turnover 15% 60% 10% 40% 5% 20% 0% 0% T el str a SGT T E L B T Gr oup Deutsche Fr ance T el ef oni ca T el ecom B el l South V er i zon SB C BCE T el str a SGT T E L B T Gr oup Deutsche Fr ance T el ef oni ca T el ecom B el l South V er i zon SB C BCE T el ekom T el ecom Ital i a T el ekom T el ecom Ital i a
Strong characteristics * Broker estimates relative to global peers Page 22

Telstra’s Market Share Remains Strong
Basic Access Local Domestic LD International LD
18% 20% (16%) (18%)
73% 71% 63% 50% (74%) (52%) (75%) (65%)
Sensis Advertising Mobile Data Subscription TV (main media)
13%
45% 64% 59% (46%) (64%) (58%)
Narrowband Broadband Internet & IP
Telstra share
26% (26%)
38% 38% 39% Other (37%) (42%) (39%)
Resold
Full Service Model
is a competitive advantage Source: Product Management estimates 04/05, prior year estimates 03/04 in brackets ( )
Page 23

Integrated Consumer Communications Vision
Household services
Access Line Pay TV & Video on Narrowband, Demand Broadband Media server
Home Network options Home Security gateway, firewall, Monitoring & wireless LAN Automation
Building stronger
Customer relationships

Business & Government Segment –Evolving from Carriage to Services
TB&G Product Revenue Mix
Carriage Carriage, Solutions Business & Services Business
Services
Services 20% Grow our capability in ICT Services to respond to customer demand.
Services 7%
Solutions
key solutions defined within Business and Government strategic growth initiatives
Carriage and Major Drivers Carriage and Solutions 93% of Change Solutions 80% Carriage
Customer demand, Manage the business for cash flow continuing IP migration & further price erosion Culture in carriage A cultural change program to manage the business transition
03/04 Indicative numbers only 06/07
B&G markets have evolved,
so has Telstra
Page 25

Telstra’s Broadband Access Networks –Fixed and Wireless
=< 250-600kbit/s =<512kBit/s
Satellite www Wireless
NETWORKBigPond =< 1.5 Mbit/s ADSL ISP 2 HFC =< 6Mbit/s ISP n PayTV FTTP =< 128Kbit/s
=< 100Mbit/s ISDN BigPond Wholesale
2G 2.5G 3G GPRS WCDMA Wireless GSM HSDPA
3GSM Under strategy study Networks Flarion trial underway Evolution 1xEVDO 1xEVDO Flarion, CDMA 1xRTT
Rev 0 Rev AWiMax etc Operating Operating Deployments Commenced Future Possibilities

Volume Migration Impact
$m
Calling Events Volume Change — $m
$300 $250 $297m $22m $215m $45m $1m $200
$150
($87m) $100
$50
$0
-$50 ($26m) $42m $34m
-$100
($66m)
($13m) -$150 ($33m)
Access B’Band LocalSTDF2MIDDISDN M2MM2FSMSA PartyTotal Represents estimate of $m decline due to: Represents estimate of $m gain due to take up of • Reduction in access charges due to 2nd line cancellations ($11-12m) Broadband, 2nd line cancellations are assumed to
· Reduction in local calls due to 2nd line cancellations and reduced local ISP migrate based on market share of 38% at ARPU of calls due to ADSL takeup ($12-14m) $51
Page 27

Wireless Capability
2.5G
a1x National rollout complete ai-mode aPush To Talk
3G GSM
aJV Established — national metro coverage aNetwork extension underway aServices to be offered 1H 05/06
3G CDMA
aEVDO — capital city and selected regional coverage aSeamless handover to CDMA 1x
3G WiFi
aLocations expanding including public payphones
Roll out to meet customer demand

3G Network Share — How it Works
Services Messaging Billing Content Messaging Billing Content and Support Systems
Voice & Video Data Voice & Video Data Switch Switch Switch Switch
Core
Shared Radio Controller
Radio Access
Network Base Station
Page 29

Sensis – a clear strategy for growth
Domestic Business Local Advertising M&A
Services M&A
Establish and grow Sensis Search search and M&A sensis.com.au / sensis®1234 / Sensis Wireless through Local Advertising Brands
Business Services
Yellow Pages®
Trading Post® Future White Pages® Invizage Technology AutoTrader™ CitySearch® channel Location & Navigation JustListed ™ Whereis® Business Information Services
Zest for life Growth MediaSmart®
Print Online Voice Wireless iTV
Integrate, expand and grow the core business
Commercial Search
is the future for Sensis

Key International Operations
HK$m Key Financials NZ$m Standalone basis Standalone basis
1H 04 1H 05 1H 04 1H 05 $2,014 $2,173 Total revenue $337 $351 $662 $623 EBITDA $78 $78 $252 $208 EBIT ($5) $1
Successful launch of 3G in December 04 Retail revenue growth 7% Pricing pressure remains intense Strengthened IT capabilities
Hong Kong’s Resale agreement allows leading mobile operator nationwide residential offering
US$m
CY 04 Financial re-structure in 2004 Net Revenue $323 Adjusting operating model to meet EBITDA $100 shareholder demand requirements
Page 31

Ownership
Public & Institutions Commonwealth of
Australia Australian International Retail Institutions Institutions (24%) (17%) (7%)
52%* 48%*
Full Market Capitalisation(1) : A$ 66b Market Cap. (Free Float)(1) : A$ 32b Shareholders: 1.7 m
(1) Valued at $5.30 per share.
* Percentages rounded to nearest whole number

10 March 2005	092/2005

Telstra upgrades ADSL network with $210 million investment

Telstra is well on the way to making its national broadband ADSL network ready for future high-speed customer services with a $210 million deployment of the latest broadband on copper wire technology, ADSL2+.

Since January this year, Telstra has been installing ADSL2+ hardware and software to provide additional broadband capability in its exchanges. ADSL2+ is an international standard configuration and technology that provides speeds up to 20 times faster than the typical broadband services over copper networks that are available today.

Telstra Chief Executive Officer, Dr Ziggy Switkowski, said: “Telstra continues to upgrade its networks to meet expected customer demands for much higher speed internet access.

“The next generation broadband services and product packages that will take advantage of ADSL2+ speeds of up to 12 Megabits per second are in development. These services would typically include on-demand video over broadband, as well as very high speed internet access.”

At the 2005 ATUG Conference today, Telstra Managing Director, Data and Online, Mr Andrew Johnson, said: “Telstra has and will continue to install technology that delivers the services our customers want in a timely manner.

“By mid 2005, 200 exchanges covering about 500,000 premises will have ADSL2+ capability at a cost of $60 million. We have budgeted a further $150m in financial year 05/06 for the purchase and installation of ADSL2+ technology and coverage will rapidly increase so that by mid-2006 nearly all ADSL-enabled exchanges will have ADSL2+ capability.”

Mr Johnson said that the ADSL2+ technology would also be available to Telstra wholesale customers.

He added that when Telstra launches the services that need the higher capability of ADSL 2+, existing customers on ADSL services would be transferred to the new technology when they purchase new ADSL2+ delivered products and an appropriate ADSL2+ modem.

“It is important for our customers to note that our consumer products using existing ADSL technology will continue to efficiently support the current mass consumer market demand for broadband internet access and email,” Mr Johnson said.

Telstra has been actively involved in developing the Australian Communications Industry Forum (ACIF) Codes that will define ADSL2+ deployment standards, which are required before carriers can launch ADSL2+ services. It is expected the ACIF Codes will be established mid-year.

Telstra Media Contact:
Patrick O’Beirne
Tel: 03 9634 2864

Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited

ABN 33 051 775 556

TRANS TASMAN BUSINESS AWARDS

TELSTRA CEO — Dr Z E SWITKOWSKI

Friday, March 11. Sofitel Wentworth

Ladies and Gentlemen

Thank you for the opportunity to address you today.

This forum appropriately highlights transTasman themes, but given the high profile of Telstra issues this week, I thought you might permit me some additional comments about Telstra and T3.

It is great to be here today to celebrate the Australia-New Zealand economic relationship with many of the people that make that relationship a reality.

When most people on either side of the Tasman think about the Australia- New Zealand relationship, the economic dimensions perhaps don’t jump to the fore.

I suspect we all automatically conjure up the passionate sporting rivalries between our two countries, particularly the rugby, the cricket and the netball.

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The extent of this passion was brought home to me by a T-shirt I saw at Auckland airport that had on the back – “I support two teams, New Zealand and anyone playing Australia!”.

But in the economic field, Australia and New Zealand do have much to celebrate in the way they have gone about integrating their economies.

Under the auspices of the Closer Economic Relations Agreement, Australia and New Zealand have one of the most open economic and trading relationships of any two countries in the world.

CER underpins substantial flows of trade, services, investment, labour and visitors between the two countries.

This has produced significant benefits to both countries.

•	Over the past 10 years, trans Tasman trade has increased annually by 9% on average, about double the economic growth in both countries over the period.

•	Australia is the largest investor in New Zealand and New Zealand is the fourth largest destination for Australian foreign investment.

•	New Zealand is the eighth largest investor in Australia, and Australia is the largest destination for New Zealand investment.

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•	Trans-Tasman travel has been made easier, as has the ability to work in either country.

The exciting thing for those of us in business is, I believe, the desire of Governments on both sides of the Tasman to drive this agenda further by seeking to harmonise business law.

Telstra has strongly backed the continued development of CER.

I welcome the recent initiatives of Treasurer Costello and Finance Minister Cullen to establish a joint New Zealand-Australian committee for banking regulation.

We in the telecommunications industry hope this initiative in banking will be a trailblazer for our industry where significant regulatory disharmony continues.

In New Zealand we have a telecommunications regulatory regime that is extremely light-handed by international standards and in Australia we have a regulatory regime which is comparatively heavy-handed by international standards.

Both extremes are not good for consumers. To my way of thinking if any two regimes could learn from each other, it is the Australian and New Zealand telecommunications regulatory frameworks.

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In New Zealand, Telecom faces highly constrained competition. As a result, New Zealand consumers are enduring higher prices and enjoying less innovation than their counterparts in the rest of the developed world.

In Australia, the current regulatory framework is dampening the incentives to invest in new infrastructure. Just as in areas such as ports, power and transport so in telecommunications; heavy-handed regulation designed to drive down prices, while popular in the short-term, is coming home to roost.

This is a complex public policy and regulatory issue that requires substantial debate about infrastructure strategy and investment – a debate that is now forming.

Turning to T3, as you all know, the Australian Government is currently considering the full privatisation of Telstra.

Telstra’s Board and management support the completion of the privatisation process but recognise that the decision is one for Parliament to make.

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Unsurprisingly, with the Telstra Sale Bill expected later this year, many groups see this period as an opportunity to demand wide-ranging changes to Telstra, to its ability to serve and compete, and a redefining of its many obligations and processes.

Telstra’s competitors and their supporters amongst the regulatory community claim the sky will fall in unless Telstra is reduced to a fraction of its current size or bound in regulatory red tape. Their demands include structural separation as a pre-requisite for sale, and a series of regulatory imposts designed to shift value from Telstra to its competitors.

I thought it timely to bring some personal perspective to this debate.

I strongly believe Telstra should be fully privatised – but not at any cost.

So let me circle back and explain why the Company supports the completion of the privatization process.

A fully privatized Telstra should be able to accelerate its evolution into a normal productive commercial entity, free of the complexities of government ownership and political linkages;

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as the Government acknowledges, there would be an end to the conflicts that ownership and regulation bring when both are the responsibility of government; and investors, customers etc would welcome the reduced complexity in making decisions about a company with a more conventional corporate look and feel.

Our support for completing the privatization of Telstra does not anticipate triggering new layers of restrictive regulation on Telstra, nor invites exotic restructuring of the company, nor welcomes the torturing of the organizational design and governance structures and atrategic priorities to satisfy sectoral interests, nor is consistent with the addition of significant new obligations and bureaucratic processes.

Of course I understand that the period leading up to T3 will be one of wideranging debate about many aspects of telecommunications and Telstra.

This is as it should be.

But can I remind you of the forest we’re trying to nurture while others argue about the trees that might be harvested.

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T3 is not an endpoint in itself, but a link in an unbroken chain of commitment - to serving our customers, to providing for the national interest and for delivering value to our shareholders.

This commitment will continue into the next generation and beyond.

Yes, for some T3 is a significant event in its own right.

For the government, it does signal an end to its partial ownership of Telstra.

But the debates about industry issues should happen anyway – independent of government’s degree of ownership of us – and I expect will continue into the years after T3.

(As an aside, in my view the next 5 years in our industry will see even greater change than we’ve lived through the last 5 years. No one can confidently set rules in place, within a Sale Bill deadline, that will successfully cover most of the possible scenarios.)

If you think media policy is difficult, you’ve yet to wrestle with telecomms. !.

Let me caution about a few of the assertions and demands I hear commentators and critics making about the pre-T3 Telstra:

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•	Telstra is too big to regulate - In this case, size doesn’t matter. Big or small, companies must comply with the law of the land. Telstra is no exception.

It is true that Telstra is a big company. In that respect, it is not alone in the local telecommunications industry – our competitor Optus is owned by Singapore’s largest telco, Singtel, AAPT by Telecom NewZealand and Vodafone by its giant UK parent – the largest telecommunications company in the world.

In practice, based on market capitalisation, Telstra is one third the size of Vodafone and smaller than a number of US and European telecoms companies. Despite their size, the ACCC’s regulatory colleagues in the UK, Europe and the US seem to manage to regulate those companies effectively, as indeed has the ACCC over the years.

•	The regulator should be given more power in relation to Telstra – as I have already noted, the ACCC is already one of the world’s most powerful competition regulators. Indeed, there are two whole chapters in the Trade Practices Act specially designed to regulate telecommunications. One of those chapters contains “sector specific” competition law which provides the ACCC with a

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full armoury of powers to regulate telecommunications markets. This applies over and above the general law that applies to all companies under the Act and means that Telstra is already the most regulated company in Australia from an ACCC perspective.

•	The company should be structurally separated

We are pleased that the Minister has ruled out structural separation.

From what we can see, structural separation would result in no diminution of regulation, would impose significant costs on Telstra and hence raise prices for consumers and would hamper the process of innovation.

If structural separation is the answer, then what is the question ? It certainly isn’t “ how might Australian customers be better served with telecommunications ?”, nor “ what’s best for the national economy into the future?”.

Structural separation has occurred nowhere else in the world in large part because of uncertain economic outcomes and concerns about the massive unproductive industry upheavals that might occur in such a process.

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This whole process of making these claims at this time is based upon a myth — that it is government ownership that currently controls Telstra’s market conduct and hence if privatisation occurs this ownership based control needs to be replaced by new regulation. The truth is, of course, that since Telstra’s predecessor was corporatised 15 years ago, it has been regulation and not government ownership that matters.

Whether current regulation requires reform is a legitimate question, but it should have little to do with T3.

I note that earlier this week, in an excellent presentation to ATUG, the Telecommunications Minister anticipated regulatory reform. Telstra welcomes a regulatory review on its merits — not as a pre-privatisation last minute opportunity to handicap Telstra, but as a legitimate opportunity for Australia to consider what is a fair and sustainable regulatory regime going forward.

We welcome and endorse the Minister’s comments recognising the importance of regulatory certainty for investment.

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Recent references to a next step beyond accounting separation towards operational separation may contain elements that Telstra could support once we understand the proposals better.

The company is implementing a coherent strategy that serves its customers well and enables the enterprise to deliver strong dividends securely to its shareholders while offering the potential for capital growth.

This should not to be compromised by a privatisation event.

The Telstra Board and new management may well tune or revise the business and balance sheet settings, but these decisions must look through T3 in the confident expectations that T3 and its aftermath will benefit from any changes.

Let me reassure you about the state of our industry. As best as I can tell, most Australian telecomm companies – big and small – are reporting revenue growth faster than Telstra, profit growth faster than Telstra,

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margin growth where Telstra has none, and improving overall economic returns welcomed by the investment markets.

If our competitors’ public announcements are any guide, the industry is at the threshold of another infrastructure investment boom.

The industry is healthy, vibrant and progressive. Not a lot seems broken. Let me also remind you of what the Company has already done of its own initiative:

•	In my 6 years as CEO, we’ve invested nearly $24 billion in Australian network and IT infrastructure and next generation platforms;

•	We’ve created a regional organization, TCW, which stands as the case study for genuine commitment to servicing the bush. This was before ‘futureproofing’ became a trendy phrase. In partnership with the government, we’ve been proactive in addressing the special needs of indigenous communities;

•	We’ve stepped up to ever tighter customer service guarantees deploying 15,000 technicians in the field to meet customer needs promptly and efficiently;

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•	We embarked upon a wholesale strategy aimed at working positively with our competitors, and recently formed a Telstra Wholesale Group as the next step in better focusing upon the needs of our customers/competitors as well as addressing concerns about retail-wholesale separation;

•	We’ve formed a 3G JV with a major competitor — Hutchison, thoughtfully utilising existing wireless capacity rather than overbuilding another mobile network. We now also buy service and capacity from our other competitors helping to drive a more rational industry outcome and more efficient use of capital;

•	We’ve ignited the broadband market vaulting Australia up the ladder of developed countries in terms of household access to broadband, and yesterday announced the path for moving to truly high speed internet connectivity for many Australian users foreshadowing a $220m investment in ADSL2+ technology.

•	The interests of today’s and our next generations of users have been anticipated as we escalate speeds and extend coverage of our wireless platforms – GPRS; W-CDMA; 1xRTT; EVDO; WiFi etc;

•	But our initiatives go beyond these business related activities. For example in the past year, our corporate philanthropy, including

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grants from our Telstra Foundation, approached $10m. These are charitable donations, not sponsorships.

This is evidence of a company with an eye to the future and committed to its communities. It points to an enterprise completely dedicated to serving Australia today and tomorrow.

But I do accept the validity of some of the concerns and criticisms directed at Telstra, and emphasise our willingness to engage constructively with the government, regulators and others to identify improvements for our industry and all its communities.

Returning to matters transTasman, we are some way — at least in my industry — from achieving the goal of single market. It is still not a seamless process doing business on both sides of the Tasman.

Today we are here to recognise those companies that have bridged the remaining gaps and have successfully grown a trans-Tasman business.

These awards demonstrate that despite the commercial challenges, we can grow our trans Tasman businesses, and grow them efficiently.

Telstra and Telstra Clear are proud to be initiators and principal sponsors of these awards.

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Together with the gold sponsors Qantas, Fairfax and Ericsson we believe that these awards will become a regular fixture on the trans-Tasman business calendar.

Thank you

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17 March 2005	105/2005

Telstra announces successful Swiss Franc 300 million bond issue

Telstra today announced the successful issue overnight of a Swiss Franc 300 million, eight year fixed rate bond in the Swiss domestic market.

Telstra’s Chief Financial Officer, Mr John Stanhope, said this was a significant transaction for Telstra as it marked Telstra’s return to the Swiss market shortly before its existing seven year Swiss bond matures in June.

“We were keen to re-visit the Swiss market and were pleased to take advantage of the strong investor interest and excellent pricing on offer following our recent successful $A bond issue,” he said.

“The Swiss market is an ideal market for us at this point because it provides good diversification, efficiently priced funding, and is ideally suited to the size required to complete our annual program. In addition it provides execution certainty and is based on our standard debt issuance program documentation.”

Mr Stanhope said this now completed Telstra’s planned $2.5 billion 2004/2005 borrowings ahead of schedule demonstrating the high degree of acceptance of the Telstra name in the global debt markets.

The bond issue was led by Credit Suisse First Boston supported by a panel of international and Swiss regional banks. The bond is expected eventually to be placed with a range of Swiss institutional buyers and numerous retail accounts.

The proceeds of the issue, which will be swapped into $A (giving approximately A$325 million), will be received late April and used for general corporate funding purposes and to refinance maturing long-term debt.

Telstra is rated A1 (S&P), Al (Moody’s) and A+ (Fitch) and all ratings have a stable outlook.

Telstra Media Contact
Kerrina Lawrence
Telstra Media Relations
03 9634 5611
0419 352 313

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

21 March 2005	Office of the Company Secretary

The Manager

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street SYDNEY NSW 2000	AUSTRALIA
Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

AMENDED Appendix 3y — Change in Directors’ interest Notice

In accordance with the listing rules, I attach an announcement for release to the market.

The Appendix 3Y lodged on behalf of Mr John Fletcher on 25 February 2005 incorrectly stated the number of securities acquired under the DirectShare scheme. An amending form correcting the error is attached.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FLETCHER
Date of last notice	25 FEBRUARY 2005

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	NOT APPLICABLE
No. of securities held prior to change	DIRECT — NIL INDIRECT — 52,976
Class	ORDINARY
Number acquired	NOT APPLICABLE
Number disposed	42
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NOT APPLICABLE
No. of securities held after change	DIRECT — NIL INDIRECT — 52,934
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CORRECTING AN ADMINISTRATIVE ERROR ON PREVIOUS ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 — Change of director’s interests in contracts
NIL

30 March 2005	119/2005

Foxtel Chairman

Telstra Chairman Mr Donald McGauchie AO today announced that, following Mr Sam Chisholm’s decision to step down as Chairman of FOXTEL:

•	Mr Bruce Akhurst had been appointed as the Chairman of FOXTEL; and

•	Mr Gerry Sutton had been appointed as a Telstra nominated director of FOXTEL.

Mr Akhurst is the Chief Executive Officer of Telstra’s advertising and media business, Sensis.

He also has management responsibility for Telstra’s digital media strategy, including FOXTEL.

Mr Akhurst has been a director of FOXTEL since March 2000. Mr Sutton is Telstra’s Managing Director of BigPond Media and Content and is presently a Telstra alternate director on the Foxtel Board.

Mr McGauchie thanked Mr Chisholm for his important contribution to the development of FOXTEL over his four years as Chairman and noted that he would have a continuing role on the Foxtel Board of Directors.

Telstra Media Contact:
Michael Grealy
Tel: 029206 0106

Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications
Centre is located at: www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 30 March 2005